2-1-02

1038583

02016426

RECD S.E.C.
FEB 26 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2002

PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

Exhibit 1	Press release, dated February 21, 2002, announcing the results of Unibanco-União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. for the year ended December 31, 2001
Exhibit 2	Financial statements of Unibanco-União de Bancos Brasileiros S.A. for the year ended December 31, 2001, prepared in accordance with accounting principles established by Brazilian corporate law and the Central Bank of Brazil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________

César Augusto Sizenando Silva
Vice-Presidente Corporativo

By: ______________________

Adalberto de Moraes Schettert
Diretor Vice-Presidente

Exhibit 1

UNIBANCO

FOR IMMEDIATE RELEASE

For further information please contact:
Fernando Santoro
Julia Reid
Fabiane Jampolsky or
Leandro Alves

Unibanco
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP 05423-901 Brazil
Phone: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail: investor.relations@unibanco.com.br

Unibanco and Unibanco Holdings

CONSOLIDATED RESULTS FOR THE YEAR 2001

(São Paulo, Brazil,February 21, 2002) — Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A released today their consolidated financial results under Brazilian GAAP for the Year 2001.

Highlights for the period

- Net income for the year 2001 reached R$ 972 million, exceeding the year 2000 figure in 31.5%. Annualized ROAE and ROAA were of 16.8% and 1.8%, respectively.

- Net income in the fourth quarter reached R$ 241 million, representing an increase of 31.7% over 4Q00. The annualized ROAE was 16.8% whereas the annualized ROAA stood at 1.7%. This result includes an unfavorable R$ 137 million impact in 4Q01, resulting from investments abroad net of hedges.

- Earnings per 1000 shares reached R$ 1.72 in 4Q01 and R$ 6.95 in 2001, the latter being 15.4% above the 2000 earnings of R$ 6.02 per 1000 shares, even after considering a 14.3% share increase that took place on December 28, 2000, due to the acquisition of Banco Bandeirantes.

- The stockholders' equity reached R$ 6.1 billion in December, 2001. The book value per 1000 shares stood at R$ 43.82.

- In January 2002 Unibanco paid dividends in the amount of R$ 171,0 million, added to the R$ 152.2 million paid in advance in July, 2001, totaled R$ 323.2 million distributed in the social exercise of 2001, up 22.5% over the previous exercise.

- As of December 31, 2001, within the buy-back program, 1,948,700,000 shares were repurchased - PNs, Units and GDSs, at an average price of R$ 37.10, totaling expenses of R$ 82.6 million. The total market value of the treasury stocks repurchased as per the Unit price at BOVESPA on December 28, 2001, was of R$ 98.4 million, being R$ 116.0 million the total value of the treasury stocks at year-end 2001.

- Total Unibanco assets reached R$ 55.6 billion, representing an increase of 8.0% in 2001. From this total, R$ 25.4 billion consisted of loans, R$ 15.5 billion were marketable securities, consisting mainly of federal securities, and R$ 4.7 billion were interbank and open market.

- The credit portfolio, in the amount of R$ 25.4 billion, grew by 2.1% and 17.3% over September, 2001 and December 2000, respectively.

- At the end of December 2001, consolidated allowance for lending, leasing and other credits losses, pursuant to the Central Bank of Brazil Resolution 2682, totaled R$ 1,538 million, down 1.7% Q-o-Q and representing 6.0% of total credit risk. These provisions were:
- R$ 651 million or 42.3% of the total, established to cover overdue credits, bankruptcies and insolvencies;
- R$ 716 million or 46.6% of the total, for the risk on credit transactions, under Resolution 2682 and credits to mature; and
- R$ 171 million in addition to the minimum required provision, based on a more conservative percentage than that required by the Central Bank. This latter being R$ 32 million higher than 3Q01.

- Unibanco's overall funding reached R$ 63.7 billion by December 31, 2001, down 1.1% and up 5.5% over the last three and twelve months, respectively. Total funding includes R$ 20.4 billion in assets under management. Local funding rose 2.3% over the last three months to R$ 32.5 billion, mainly due to the growth in savings, time deposits and funds for BNDES onlendings.

- Funds and portfolios under UAM's management were up 2.7% Q-o-Q, from R$ 19.9 billion at the end of September 2001 to R$ 20.4 billion at the end of December 2001, being stable when compared to December 2000.

- The Basle capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.7% in December 2001, against 13.3% in September 2001 and 16.5% in December 2000. The ratio decline over the year resulted from the increase in the loan and securities portfolio and the change in regulations on foreign exchange exposure. This ratio remained substantially above the Central Bank's minimum requirement of 11%.

- Financial intermediation revenues in 2001, of R$ 10.2 billion, rose by 51.5% over the year, mainly due to the credit portfolio growth, the consolidation of Banco Bandeirantes and the additional 50% from Banco Fininvest – both occurred in December, 2000, as well as the organic growth of the businesses.

- Financial intermediation revenues before allowances for lending, of R$ 5.386 million, were up 38.7% Y-0-Y and 11.5% in comparison to the previous quarter. The annualized net financial margin of the 4Q01 stood at 12.1%, above the 10.7% margin posted in 3Q01. The increase of both in the quarter occurred as a result of the portfolio growth surpassing the unfavorable effects of the foreign exchange in the period as well as proper risk management.

- Fee income for 2001 totaled R$ 2,185 million representing a 33.2% increase when compared to the previous year. Credit card fees, totaling R$ 864 million, grew by 39.6% and banking tariffs by R$ 1.1 billion, posted an increase of R$ 33.8% in the year. In the quarter, revenues totaled R$ 588 million posting a 5.0% increase in the quarter and 25.1% Y-o-Y.

- In 2001, the consolidated personnel and administrative expenses added to R$ 3,963 million, up 32.0% from the previous year, due to the acquisitions of Banco Bandeirantes and 50% of Fininvest, the collective bargaining agreement and organic growth. In the fourth quarter, expenses totaled R$ 1,010 million, declining R$ 61 million (5.7%) when compared to the previous quarter. As a consequence, the service fees revenue over the personnel and administrative expenses showed an improvement of 52.3 in 3Q01 to 58.2% in 4Q01.

- The 4Q01 efficiency ratio of 58.0%, showed improvement when compared to the 60% ratio posted in 2000. Over the quarter, it remained stable, despite of the *real* appreciation.

Operational Highlights

Banco Bandeirantes Migration

- In October 2001, Unibanco completed the integration of Banco Bandeirantes: 463 points of sale, between branches and corporate-site branches, and were integrated. And 60 were merged into existing ones. The transition took place smoothly. Less than 650 occurrences took place across all the Banco Bandeirantes points of sale and less than 20% of them had a noticeable impact on customers. The satisfaction of the new customers was ensured, as proven by the high level of maintenance of accounts of 95.6%. The financial results of the integration process were better than expected. It was initially estimated that the Bandeirantes cost structure would decrease by 35%, whereas the actual annualized savings, by the end of the year, reached 42%.

Retail Bank

- In 2001, 852,000 new bank accounts were opened. Added to current customers, savings account clients and pensioners, the Bank had 5.2 million customers at the end of December 2001. By also adding Fininvest's, Investcred's and Credit Luiza, the Unibanco group totaled 13.1 million customers, a 70% rise over December 2000, net of the 2.9 million non-bank account holders that are clients of Cartão Unibanco and our insurance companies.


13.1
2.9
3.9
7.7
3.0
0.7
BANDEIRANTES
3.5
3.7
5.2
4.0
98
99
00
01
PONTOFRIO
FININVEST
UNIBANCO

Note: Includes savings and retirees. In Dec/01 Bandeirantes fully migrated.

- At the end of the period, Unibanco had 1,485 points of sale including 809 branches, 497 corporate-site branches or PABS, 77 in-store branches and 102 Fininvest stores.

- Investcred Unibanco – the joint-venture company in association with Globex-Ponto Frio, formed in August, has the purpose of providing credit and a line of services and products to the retail chain's customers. In September, through its affiliate Banco Fininvest, Unibanco entered into an association with Magazine Luiza, a department store chain with strong presence in the states of São Paulo, Paraná and of Minas Gerais. The new company, Credi Luiza, will finance the retail chain's customers. Both chains are strongly complementary. Together, they account for 461 points of distribution to which Unibanco acquired access. Through these partnerships, Unibanco gained greater participation in direct consumer credit among the C and D lower income classes, the segment of Brazil's population with the greatest potential for growth in terms of financial products.

- The Retail Bank loan portfolio, including Fininvest, Cartão Unibanco, 33% of Credicard, Banco Dibens, Investcred Unibanco e Credit Luiza, reached R$ 11.0 billion in December, up 17.4% Y-o-Y. This expansion was pushed by the organic growth and by the above mentioned associations, as well as improvements to our credit scoring tools and the conclusion of the implementation of the our Database Marketing Project.

- Banco1.net, the market leader of the virtual banking segment in Latin America, and Investshop, Brazil's greatest financial portal, merged their operations by means of a stock swap. Banco1.net took over control of Investshop, which, in turn, has a 15% stake in the new institution. The merger of the two pioneering Internet banking and financial services will not do away with either of the brands. Banco1.net account holders will gain faster, more convenient access to Investshop investments, which in turn will provide its customers with the possibility of relying on the convenience of banco1.net. The two portals will continue to be separate, but will act together regarding synergy gains, investments and revenues.

- At the end of the year, Ford Credit Brazil and Unibanco-Rodobens established a joint venture for the sale of consortium quotas - a system for financing consumer goods that combines a lay-away plan with monthly draws of the financed merchandise - at Unibanco's branches and National Ford Dealerships. As a result, Unibanco Rodobens adds to its customer base more than 40,000 members from National Ford Consortium, and became 4th largest company in Brazil in this market segment.
- The credit card business Credibanco (Cartão Unibanco) net income in 2001, of R$ 71 million, was up 47.9% in the year. The company's total volume, measured by cardholder purchases and cash advances, reached R$ 4.2 billion against R$ 3.3 billion in 2000, a 27.3% increase. Total outstandings reached R$ 308 million, 42.7% above the R$ 216 million posted in 2000. The total number of cards issued reached 3.5 million in 2001 against 2.5 million in 2000, representing a 40% growth and raising the company's market share from 9% to 10%.

- **Fininvest** provided equity in results amounting to R$ 50.2 million in 2001 with growth of 108.3% vis-à-vis the previous year. ROAE was 27.7%. In 2001, Fininvest continued to implement its network expansion plan. The objective is to reach low-income segments (C and D) on a broad scale having opened 38 new stores throughout Brazil during the year. The company ended the period with R$ 1.6 billion in loans, R$ 2.2 billion in assets, approximately 3.9 million of active clients and 102 stores in the main cities of Brazil.

Wholesale Bank

Product	Ranking	Share %	Volume R$ MM
Fixed Income Origination	1st	19	3,076
Fixed Income Distribution	1st	19	3,080
BNDES Onlendings Disbursements	1st	[illegible]	1,812
BNDES-exim	1st	14	687

Source: Anbid and BNDES

- The Wholesale Bank consolidated its absolute leadership in onlendings of funds from the BNDES (National Bank for Economic and Social Development), with R$ 1.8 billion having been disbursed. The bank is also a leader in structuring and distribution of fixed income securities, having reached a business volume of R$ 3.1 billion during the year. Moreover, it firmly established its position as the biggest Brazilian bank in the area of mergers and acquisitions with a market share of 5.5%. The bank holds also a leading position in Vendor and Compror operations, ending the year with a 14.5% market share and a volume of transactions amounting to R$ 1.0 billion, up 15.0% over 2000.

- In the Cash Management segment, Unibanco increased its revenues by 11%, reaching some R$ 290.0 million. The ongoing investment in technology enabled Unibanco to increase the number of users of its cash management services by 38% in 2001, to 51.3 thousand. The volume of collections, accounts payable and payrolls rose by 16.6%, to 108 million transactions.

- In the Private Banking area, Unibanco reached R$ 7.24 billion in funds under management, a figure that kept it among the largest Brazilian banks in this segment. Among the main initiatives of the fiscal year, the following ones stand out: the inclusion of Family Succession and Protection as added services; the expansion of the Investcenter portfolio; and the consolidation of the partnership with Unibanco Asset Management, creating the Private Personal Fund.

Insurance, Capitalization Plans and Private Pension Plans

- The Insurance, Capitalization Plans and Pension Plans businesses posted consolidated gross revenues of R$ 2.2 billion in 2001, up 23.8% over the same period last year. The companies net income totaled R$ 216 million in 2001. Technical reserves under management reached R$ 2.3 billion at the end of the period, with an 11.5% growth vs. the previous year.

- The consolidated combined ratio, at 99.6%, improved 150b.p. vs. the previous year and well below the estimated market average of 103%. On the basis of this criterion, the company ranks second in the market. According to research carried out by USP (the University of São Paulo) during the first half of the year, Unibanco AIG Seguros ranked 2nd in terms of quality of services and market positioning and 1st in terms of institutional image.

- **Unibanco AIG Previdência** posted a net income of R$ 23.3 million in 2001, with an increase of 27.8% Y-o-Y. This perfomance is mainly due to a

41.8% gross revenue growth to R$ 523.2 million in 2000, greater than the market increase, estimated at 38.4%. The performance above market derive from news products (Prever Invest), the company organic growth and of the incorporation of the Bandeirantes Group pension plans portfolio.

Asset Management

- Unibanco Asset Management – UAM, the portion of the business in charge of managing funds belonging to third parties, closed 2001 with a total volume of assets under management of R$ 20.4 billion, of which R$ 5.03 billion in private pension funds, a segment in which the company ranks second in the market, according to Anbid data.

- At the end of the year, UAM started rendering back-office services to ABN-Amro Asset Management. It is the first large-scale operation of this kind in the market, significantly strengthening UAM's institutional custody business. The volume involved in the agreement, R$ 15 billion, will provide immediate benefits: scale gains, and consequently, reduction of unit costs. UAM is strategically positioned to benefit from this market trend, as it is capable of fulfilling, with quality, the needs of its asset management peers.

Technology and the Internet

- In 2001, R$ 264 million were invested in technology, the main projects:
  R$ 54 million – Cartão Unibanco projects
  R$ 50 million – Mainframe capacity planning
  R$ 46 million – New equipments for the Bandeirantes branches
  R$ 29 million – Internet
  R$ 27 million – MIS (Management Information System)
  R$ 16 million – ATMs capacitation
  R$ 7 million – Brazilian Payment System (Sistema de Pagamentos Brasileiro – SPB)

- New technological infrastructure was implemented in the Luxembourg subsidiary, in order to support the commercial bank's international operations and private banking. This required an investment of roughly US$ 1.2 million. The new structure will enable centralizing the processing of the international units, ensuring availability and security.

- The quarter was characterized by the inauguration of the new Unibanco.com portal and of the new 30-Hour Online service. With an innovative format and a more objective and didactic browsing system, the portal and the Internet Banking service performed well in 2001, generating a significant expansion of the online customer base, to 615,000 at the end of the year (growth of 121% for the year). The redesign of Unibanco.com and of the 30-Hour Online service, furthermore, allowed the introduction of products and services specifically developed for the electronic medium.

	Dec/01	Dec/00	Annual % change
[illegible]	[illegible]	[illegible]	[illegible]
Number of Transactions Online (thousands)	46,181	30,770	50
Electronic Trading (R$ billion)	[illegible]	[illegible]	[illegible]

Investor Relations

- Unibanco's Investor Relations (IR) Site once again won the TOP 5 award, the most important investor relations web award, organized by MZ consult and by Latin Finance magazine. In the fourth year of the award (which, for the first time, encompassed companies from the whole of Latin America), Unibanco continued to be in the TOP 5 – Brazil group, and joined the TOP 5 – Latin American group, occupying the second place, among 280 companies from Brazil, Mexico, Argentina and Chile. Such recognition is the result of investing in the site's improvement, content and updating, as the website is an important relationship tool with investors, stockholders, and capital market analysts. Our website, which was accessed more than 5,400 times from all parts of the world in December 2001, is currently in its fifth version. It is constantly updated, with new, convenient elements and additional information.

Community-oriented Activities

- In connection with the 10th anniversary of *Unibanco Ecologia* (Environment) program, funds were granted for the building of eight environmental education centers, in Florianópolis (state of Santa Catarina), Belo Horizonte (state of Minas Gerais), Vitória (state of Espírito Santo), Goiânia (state of Goiás), Brasília (Federal District), Porto Alegre (State of Rio Grande do Sul), Salvador (state of Bahia) and Recife (state of Pernambuco). Eight philanthropic organizations from these capitals received donations to start up programs in the healthcare area. Pedagogical and environmental campaigns were also developed in beaches in Recife (state of Pernambuco) and São Sebastião (state of São Paulo). Seedling nurseries were "planted" in Rio de Janeiro, with the expectation of producing approximately 40 thousand seedlings per year.

Organizational Changes

- As of March 1, 2002, certain organizational changes will be implemented in the organization, viewing greater strategic alignment, synergies and cost effectiveness. The Capitalization Company will be integrated into the structure of the Retail Bank, whereas the Private Bank, together with Unibanco Asset Management, will make up a new unit named Wealth Management.

- Cesar Sizenando, current Corporate Vice-President, CFO and Director of Investor Relations will head the Wealth Management area. Geraldo Travaglia, current Executive Director of Unibanco.com, will take up the newly vacant position. Mr Travaglia that headed in the following areas, among others: Retail Marketing and Products, Reengineering, and Control. Jorge Rosas, current UAM President, is to become responsible for managing the Bank's treasury, encompassing both the domestic and the international markets. The current treasurer, Mr. Sergio Zappa, will in turn head Unibanco´s Capital Markets Activities as well as current responsabilities for Global Financial Institutions and business platforms in New York, London (including Brokerage Houses) and Interbanco – Paraguay. Adalberto Schettert, Administrative Vice-President, will become responsible for the implementation of cost-effectiveness policies and strategies, in addition to joining Unibanco´s Executive Committee.

Summary

Net Income and Stockholders' Equity

Unibanco

Net income for 2001 reached R$ 972 million, exceeding the 2000 figure by 31.5%. Profit of R$ 241 million in 4Q01 was 19.7% lower than 3Q01 and 31.7% higher than 4Q00. This result includes an unfavorable R$ 137 million impact in 4Q01, resulting from those investments abroad not hedged by financial instruments.

Market Cap, Equity and Net Income


R$ million
431
454
591
739
972
2,630
3,112
2,906
1,601
4,002
6,797
5,504
8,507
6,072
7,170
1997
1998
1999
2000
2001
Equity
Market Cap *
Annual Net Income

* Based on GDSs prices (UBBR11)

Earnings per 1000 shares reached R$ 1.72 in 4Q01 and R$ 6.95 for the year to-date, the latter being 15.4% above the 2000 earnings of R$ 6.02 per 1000 shares, even considering the 14.3% share increase that took place on December 28, 2000, due to the acquisition of Banco Bandeirantes.

Stockholders' equity reached R$ 6.1 billion in December, 2001. Annualized ROAE was 16.8% in the quarter and the year and ROAA 1.7% in 4Q01. The book value per 1000 shares stood at R$ 43.82.

Unibanco distributed to its stockholders, as of January 31, 2002, R$ 171.0 million in dividends which added to R$ 152.2 million already distributed on July 31, 2001 amount to R$ 323.2 million for the 2001 fiscal year, being 22.5% higher compared to the previous year.

The table below shows Unibanco's consolidated profitability for the periods indicated:

Profitability	4Q01	3Q01	4Q00	2001	2000
Annualized return on average equity	16.8%	21.9%	17.6%	16.8%	17.5%
Annualized return on average assets	1.7%	2.1%	1.7%	1.8%	1.8%
Earnings per 1000 shares (R$)	1.72	2.15	1.49	6.95	6.02
Earnings per GDS (R$) (1)	1.63	2.17	1.47	6.89	5.96
Dividends/Interest on Capital Stock per 1000 common shares (R$) (2)	1.1801	-	1.0313	2.2169	2.0526
Dividends/Interest on Capital Stock per 1000 preferred shares (R$) (2)	1.2981	-	1.1344	2.4386	2.2578
Dividends/interest per GDS (R$) (1)(2)	1.2437	-	1.0862	2.3353	2.1180
Total dividends/interest (R$ million)(2)	323	-	133	323	264
Book Value per 1000 shares (R$)	43.82	43.43	39.22	43.82	39.22
Price to book value at the end of the period (3)	1.2	0.9	1.4	1.2	1.4

(1) Each "Global Depositary Share" (GDS) traded abroad (NYSE:UBB) corresponds to 500 Units. Each Unit consists of one Unibanco preferred share plus one Unibanco Holdings preferred B share.

(2) Iinterest on capital stock distributed in 1S00.

(3) Based on Brazilian Unit prices (Bovespa: UBBR11).

Share Buy-back Plan

Unibanco (UBB) and Unibanco Holdings (UH) share buy-back plan started on September 20, 2001 and was renewed on December 27, 2001 also for a period of three months. Management believes that this plan is in the best interest of both companies' stockholders.

The purpose of such transaction is to hold the shares of UBB and UH preferred B shares as treasury stock for subsequent sale or cancellation, without reduction of the companies' capital. It also aims to use Unibanco's resources available from the Revenue Reserve account.

The shares shall be repurchased at market prices or by means of trading of options. According to CVM regulations issuers may not hold as treasury stock more than 10% of the public float from each class of shares. The new limits for the current repurchase plan were established on 12/27/2001, as follows:

Type of share (per 1000 shares)	Limit for repurchase*
Unibanco PN (UBBR4)	3,177,019,267
Unibanco ON (UBBR3)	257,364,326
Holdings PNB (UBHD6)	3,398,157,892
Total	**6,832,541,485**

* Includes the share increase dated 10/31/2001 due to the spin-off with incorporation of Banco Bandeirantes de Investimento (BBI)

Type of share	Limit for repurchase*
Unit (UBBR11) or	3,177,019,267
GDS (UBB) **	6,354,039

** Each GDS corresponds to 500 Units.

As of December 31, 2001, 153,200,000 UBB's preferred shares, 46,500,000 Units and 1,702,500 GDSs had been repurchased totaling 1,948,700,000 shares at an average price of R$ 37.10, reaching R$ 82.6 million in expenses, the high-low being respectively R$ 34.87 - R$ 55.91. The total market value of treasury stocks repurchased, based on the Units price at December 28, 2001 on the São Paulo Stock Exchange (BOVESPA)in December 28, 2001 was R$ 98.4 million, considering that total treasury stock at the end of the year amounted to R$ 116.0.

Type of Share	# of repurchased shares per 1000	# of repurchased shares - Unibanco	# of repurchased shares - UBB Holdings
Unit	46,500	46,500,000	46,500,000
GDS	1,702,500	851,250,000	851,250,000
PN	153,200,000	153,200,000	-
Total		1,050,950,000	897,750,000
		Total	**1,948,700,000**

(*) Each Unit consists of one Unibanco preferred share and one Unibanco Holdings preferred "B" share.

In order to exchange UH's shares in its possession, UBB assigned and transferred to UH – through a Share Exchange Agreement - 897,750,000 preferred B shares issued by UH, acquired in the form of Units or GDSs. UH also assigned and transferred 897,750,000 UBB preferred shares. The shares exchanged were recorded as UBB and UH treasury stocks.

Due to the spin-off with incorporation of Banco Bandeirantes de Investimento – BBI by UBB and UH on October 31, 2001, the total UBB share capital increased when compared to June 2001 and is represented as follows:

In thousand of shares	Float	Treasury	Total
Initial balance - June 30, 2001	**140,328,646**	**324,524**	**140,653,170**
Repurchase - 2S01	(1,050,950)	1,050,950	-
Share Exchange - 2S01	(897,750)	897,750	-
Additional Share Exchange - 2S01	(24,397)	24,397	-
BBI Capital increase - in 10/31/01	232,663	-	232,663
	-	-	-
Final balance - Dec 31, 2001	**138,588,212**	**2,297,621**	**140,885,833**
Common Shares	75,568,744	-	75,568,744
Preferred Shares	63,019,468	2,297,621	63,021,765

Unibanco Holdings

Unibanco Holdings S.A. net income for the year reached R$ 574 million, of which R$ 136 million was generated in 4Q01, resulting in earnings per 1000 shares of R$ 6.83 and R$ 1.63 for 2001 and 4Q01, respectively. Stockholders' equity on December 31, 2001 reached R$ 3.7 billion, the annualized ROAE for the year was 16.5% and the book value per 1000 shares stood at R$ 43.85.

Assets

Total Unibanco assets of R$ 55.6 billion represented a decrease of 4.2% for 4Q01 and a 8.0% Y-o-Y increase. This drop was mainly due to the *real* appreciation in relation to foreign currencies and the lower trading position on the overnight market at the end of the fiscal year.

Of the total, R$ 25.4 billion consisted in the total loan risk portfolio, R$ 15.5 billion were marketable securities, issued primarily by the federal government, and R$ 4.7 billion were interbank investments.

Total Assets, by Type


R$ Million
31,727
5,631
5,514
14,046
36,038
5,663
8,483
15,811
51,496
7,137
13,011
21,615
55,616
4,698
15,484
25,358
1998
1999
2000
2001
Interbank and open market investments
Securities portfolio
Loans *
Others

* In 2000 and 2001 includes other credits.

Securities Portfolio

Below is Unibanco's consolidated securities portfolio, by sector, currency and maturity over the periods shown:

R$ million

Securities portfolio, by type	Dec-01	Sep-01	Dec-00	Quarter % change	Annual % change
Federal government securities	9,348	9,435	8,577	-0.9	9.0
Brazilian sovereign bonds	363	194	120	87.1	202.5
Securities of foreign governments	22	13	12	69.2	83.3
State and municipal securities	12	12	12	0.0	0.0
Non-financial corporate debt securities	3,223	2,805	1,929	14.9	67.1
Bank debt securities	304	526	393	-42.2	-22.6
Mutual funds(1)	2,047	1,910	1,794	7.2	14.1
Marketable equity securities	165	171	173	-3.5	-4.6
Contracts and premiums to be exercised – shares	-	-	1	0.0	-100.0
Total	**15,484**	**15,066**	**13,011**	2.8	19.0
Provisions for devaluations	(129)	(172)	(79)	-25.0	63.3
Total portfolio	**15,355**	**14,894**	**12,932**	3.1	18.7
Securities portfolio, by currency					
Reais	8,343	7,753	7,506 (3)	7.6	11.2
Foreign currencies (2)	7,141	7,313	5,505 (3)	-2.4	29.7
Total	**15,484**	**15,066**	**13,011**	**2.8**	**19.0**

R$ million

Securities portfolio, by maturity	no maturity	0-90 days	91-360 days	1-3 years	3-5 years	5-15 years	15 years + at Dec-01
Federal government securities	-	5,822	852	2,173	383	45	73
Brazilian sovereign bonds	-	213	53	17	26	49	5
Securities of foreign governments	-	9	1	1	10	1	-
State and municipal securities	12	-	-	-	-	-	-
Non-financial corporate debt securities	28	200	581	791	731	892	-
Bank debt securities	1	81	127	10	53	32	-
Mutual funds[1]	2,047	-	-	-	-	-	-
Marketable equity securities	165	-	-	-	-	-	-
Total	**2,253**	**6,325**	**1,614**	**2,992**	**1,203**	**1,019**	**78**
Distribution %	14.6%	40.8%	10.4%	19.3%	7.8%	6.6%	0.5%

(1) Mostly investments held by the insurance companies.
(2) Includes US$-linked federal government securities.
(3) Reclassification for a better comparison with December, 2001

The R$ 15.5 billion total securities portfolio at the end of December grew 2.8% and 19.0% over September 2001 and December 2000, respectively, largely due to investments in federal government securities and non-financial debt issues. The portfolio's profile is in line with the market's supply, reflecting longer-term maturities. Non-financial debt consists primarily of eurobonds and corporate debentures. The carrying of these securities is taken into account in the credit evaluation of the issuers, using credit risk allocation. The increase in non-financial securities portfolio in the period is largely due to a higher volume of MRS Logística corporate debentures. The drop in foreign currency securities in the quarter is basically due to the *real* appreciation of 13.1% in relation to the US dollar.

The portfolio also includes securities tied to guarantees and technical reserves of the Unibanco group, such as the relevant R$ 3.0 billion of Unibanco's insurance, capitalization and private pension plans portfolio in December 2001, mainly being constituted of technical reserves.

Loan Portfolio

The R$ 25.8 billion total loan risk portfolio grew 1.5% and 16.6% over September 2001 and December 2000, respectively.


Loan Portfolio
16.6%
22,148
1,453
20,695
14.9%
25,457
1,613
23,844
1.5%
25,827
2,026
23,801
R$ Million
Dec/00
Set/01
Dec/01
100% Fininvest / Credi Luiza e Investcred*
Unibanco + Bandeirantes
Total growth

* Investcred and Credi Luiza consolidated since December, 2001

Below is Unibanco's consolidated loan portfolio, by type, over the periods shown:

R$ million

Loansby segment	Dec-01	Sep-01	Dec-00	Quarter % change	Annual % change
Commercial, industrial and other	12,081	11,902	9,835	1.5%	22.8%
Import financing and advances to exporters	3,291	3,847	3,802	-14.5%	-13.4%
Agricultural loans	833	745	734	11.8%	13.5%
Subtotal 1	**16,205**	**16,494**	**14,371**	**-1.8%**	**12.8%**
Credit cards	2,947	2,505	2,367	17.6%	24.5%
Consumer credit	4,912	4,505	3,422	9.0%	43.5%
Leasing	799	853	948	-6.3%	-15.7%
Real estate loans	495	479	507	3.3%	-2.4%
Subtotal 2	**9,153**	**8,342**	**7,244**	**9.7%**	**26.4%**
Subtotal lending, leasing e other credits	**25,358**	**24,836**	**21,615**	**2.1%**	**17.3%**
Credit assignment with joint obligation	140	243	220	-42.4%	-36.4%
Co-obligation on credit card customer financing	329	378	313	-13.0%	5.1%
Total Risk	**25,827**	**25,457**	**22,148**	**1.5%**	**16.6%**

R$ million

Loans, by segment in December 2001	Multiple Bank and others	Cartão Ubb/ Credicard	Fininvest/ Credi Luiza and Investcred	Unibanco consolidated
Commercial, industrial and other	11,883	-	198	12,081
Import financing and advances to exporters	3,291	-	-	3,291
Agricultural loans	833	-	-	833
Credit cards	47	1,875	1,025	2,947
Consumer credit	4,249	-	663	4,912
Leasing	799	-	-	799
Real estate loans	495	-	-	495
Subtotal lending, leasing e other credits	**21,597**	**1,875**	**1,886**	**25,358**
Credit assignment with joint obligation	-	-	140	140
Co-obligation on credit card customer financing	-	329	-	329
Subtotal off-balance	**-**	**329**	**140**	**469**
Total Risk	**21,597**	**2,204**	**2,026**	**25,827**

The economic slowdown and local currency volatility impacted export and import financing, which decreased by 14.5% Q-o-Q. For the last twelve months this figure fell R$ 511 million.

The volume of credit offered to individuals increased Q-o-Q, mainly due to the consolidation of 50% of Investcred by Unibanco adding R$ 291 million. A growth amounting to R$ 66 million was also registered at Banco Dibens' motor vehicle portfolios.

In December 2001 the Wholesale Bank client list was reviewed according to their annual sales (Middle Market: from R$ 25M to R$ 100M; Large Corporate: above R$ 100M). For this reason, some Middle Market clients were transferred to the Large Corporate segment. September 2001's figures are *pro forma* for a better comparison of the periods.

September 2001 - R$ 25,457 MM



Middle Market 4%
Private 1%
Credicard and Fininvest 10%
Large Corporate 54%
Retail Bank 31%

December 2001 - R$ 25,827 MM



Middle Market 4%
Private 1%
Credicard and Fininvest 12%
Large Corporate 52%
Retail Bank 31%

Allowance for Lending, Leasing and Other Credits Losses

At the end of December 2001, consolidated allowance for lending, leasing and other credits losses, pursuant to the Central Bank of Brazil Resolution 2682, totaled R$ 1,538 million, down 1.7% Q-o-Q and representing 6.0% of total credit risk. These provisions were:

- ✓ R$ 651 million or 42.3% of the total, established to cover overdue credits, bankruptcies and insolvencies;
- ✓ R$ 716 million or 46.6% of the total, for the risk on credit transactions, under Resolution 2682 and credits to mature; and
- ✓ R$ 171 million in addition to the minimum required provision, based on a more conservative percentage than that required by the Central Bank. This latter being R$ 32 million higher than 3Q01.

Loan Portfolio



16,013
17,327
17,833
22,148
23,473
24,901
25,457
25,827
R$ million
40.6%
43.8%
43.9%
40.8%
39.1%
37.9%
41.9%
41.3%
27.1%
26.7%
28.2%
29.9%
30.8%
32.1%
25.5%
28.6%
10.1%
9.3%
9.9%
9.8%
10.0%
10.3%
11.2%
9.8%
14.4%
11.5%
9.7%
10.3%
10.9%
10.6%
12.7%
11.7%
Mar/00
Jun/00
Sep/00
Dec/00
Mar/01
Jun/01
Sep/01
Dec01
AA
A
B
C
D-H

R$ million

Classification Number of Days in arrears	Required Provisions (%)	Total Loan Portfolio (R$ MM)	Distribution (%)	Minimum Required Cumulative Distribution (%)	(R$ MM) Overdue Credits	Credit to mature	Additional Provisions (R$ MM)	Total Provisions (R$ MM)	% of risk
AA 0	-	10,669	41.3	41.3	-	-	-	-	0.0
A 0	0.5	7,392	28.6	69.9	-	37	12	49	0.7
B 15 – 30	1.0	2,518	9.8	79.7	3	22	2	27	1.1
C 31 – 60	3.0	3,026	11.7	91.4	12	79	31	122	4.0
D 61 – 90	10.0	603	2.3	93.7	20	40	51	111	18.5
E 91 – 120	30.0	334	1.3	95.0	55	45	31	131	39.3
F 121 – 150	50.0	278	1.1	96.1	77	63	22	162	58.4
G 151 – 180	70.0	310	1.2	97.3	103	114	22	239	77.7
H > 180	100.0	697	2.7	100.0	381	316	-	697	100.0
TOTAL (*)		25,827	100.0		651	716	171	1,538	
% of risk								6.0%	

(*) Total risk, including the loan portfolio and other receivables as guarantees honored, notes receivable, sundry and credit assignment with joint obligation.

Top-rated loans classified as AA and A represented, in December 2001, 69.9% of the portfolio. On a cumulative basis, 91.4% of the portfolio consisted of current and overdue credits of up to 60 days, remaining stable in relation to the 91.3% level posted in September 2001.

The table below shows the effects of Resolution 2682 over provisions of the Multiple Bank and its subsidiaries/affiliates, in which we continue to post a satisfactory level of provisions for credit risk.

Capital Adequacy %	Dec-01	Sep-01	Dec-00
Equity / Total assets	10.9	10.4	10.7
Equity/Loans	24.0	24.4	25.9
BIS ratio (under Central Bank of Brazil guidelines)	13.7	13.3	16.5

The tables below show the breakdown of credit risk and provisions by company:

R$ million

Classification Number of Days in arrears Dec, 2001		Cartão Ubb/ Credicard	Fininvest/ Credi Luiza and Investcred	Multiple Bank and other companies	Unibanco consolidated
AA	0	395	69	10,205	10,669
A	0	1,324	1,387	4,681	7,392
B	15 – 30	125	121	2,272	2,518
C	31 – 60	70	96	2,860	3,026
D	61 – 90	60	73	470	603
E	91 – 120	51	74	209	334
F	121 – 150	45	71	162	278
G	151 – 180	43	68	199	310
H	> 180	91	67	539	697
Total		**2,204**	**2,026**	**21,596**	**25,827**

R$ million

Provision for loan losses classification number of days in arrears Dec, 2001		Cartão Ubb/ Credicard	Fininvest/ Credi Luiza and Investcred	Multiple Bank and other companies	Unibanco consolidated
A	0	13	7	29	49
B	15 – 30	2	1	24	27
C	31 – 60	3	4	115	122
D	61 – 90	11	17	84	111
E	91 – 120	31	32	68	131
F	121 – 150	33	44	85	162
G	151 – 180	36	61	143	239
H	> 180	91	67	539	697
Total		**220**	**233**	**1,085**	**1,538**

The graph below demonstrates the AA – C credit risk evolution of the Cartão Unibanco/Credicard and Fininvest/ Credi Luiza e Investcred, remaining almost stable as shown:



AA - C Portfolio
85.5%
84.9%
84.8%
86.8%
81.7%
80.1%
80.0%
82.6%
Mar/01
Jun/01
Sep/01
Dec/01
Cartão Unibanco/Credicard
Investcred/Fininvest/Cred Luiza

During the last twelve months, Unibanco's consolidated credit portfolio quality, excluding Fininvest, Credi Luiza and Investcred, posted an improvement.The total ratio remained stable Q-o-Q, as shown below:



Overdue Credits D - H / Total Portfolio
%
3.4
3.5
3.2
2.8
3.0
3.0
3.0
2.8
3.8
4.1
4.2
4.1
4.1
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01
Unibanco excluding Fininvest, Investcred and Magazine Luiza *
Unibanco Consolidated
* From 1Q00 to 3Q00 as released

Funding

Below is Unibanco's consolidated funding for the periods indicated:

R$ million

Funding	Dec-01	Sep-01	Dec-00	Quarter % change	Annual % change
Total funds in local currency	**32,492**	**31,755**	**29,640**	**2.3**	**9.6**
Total deposits	**17,272**	**14,911**	**12,241**	**15.8**	**41.1**
Demand deposits	1,836	1,877	2,160	-2.2	-15.0
Savings deposits	4,595	4,060	3,590	13.2	28.0
Interbank deposits	156	221	199	-29.4	-21.6
Time deposits	10,685	8,753	6,292	22.1	69.8
Funds obtained in the open market	**7,581**	**8,877**	**9,725**	**-14.6**	**-22.0**
Debentures and mortgage notes	**478**	**457**	**1,500**	**4.6**	**-68.1**
Local onlendings (BNDES funds)	**4,154**	**3,778**	**3,027**	**10.0**	**37.2**
Tech. provision for insurance, capitaliz. and retir. plans	**2,342**	**2,254**	**2,101**	**3.9**	**11.5**
Other	**665**	**1,478**	**1,046**	**-55.0**	**-36.4**
Total funds in foreign currency	**10,775**	**12,761**	**10,250**	**-15.6**	**5.1**
Total deposits	**1,660**	**1,555**	**1,109**	**6.8**	**49.7**
Demand deposits	567	418	232	35.6	144.4
Savings deposits	139	148	116	-6.1	19.8
Interbank deposits	2	1	-	100.0	-
Time deposits	952	988	761	-3.6	25.1
Funds obtained in the open market	**506**	**634**	**498**	**-20.2**	**1.6**
Local onlendings (BNDES funds)	**282**	**358**	**292**	**-21.2**	**-3.4**
Finance lines for exports and imports	**3,325**	**4,440**	**3,343**	**-25.1**	**-0.5**
Eurobonds and commercial paper	**2,819**	**3,441**	**2,928**	**-18.1**	**-3.7**
Other	**2,183**	**2,333**	**2,080**	**-6.4**	**5.0**
Total funds	**43,267**	**44,516**	**39,890**	**-2.8**	**8.5**
Assets under management	20,398	19,868	20,467	2.7	-0.3
Total funds + assets under management	**63,665**	**64,384**	**60,357**	**-1.1**	**5.5**

Unibanco's overall funding reached R$ 63.7 billion by December 31, 2001, down 1.1% and up 5.5% over the last three and twelve months, respectively. Total funding includes R$ 20.4 billion in assets under management. Total local and foreign funding decreased 2.8% over the quarter to R$ 43.3 billion on December 31, 2001.

Local funding rose 2.3% over the last three months to R$ 32.5 billion, mainly due to the growth in savings, time deposits and funds for BNDES onlendings.

The organic growth and the "Poupança Premiada" campaign with draws prizes an increase of 12.5% and 27.7% in the savings balance over the quarter and the year, respectively. The market rose 5.8% and 19.4% in the same periods. The new CDB system launched in the previous quarter contributed with the time deposits balance growth.

Foreign funding posted a drop of 15.6% over the quarter totaling R$ 10.8 billion at the end of December 2001. Unibanco's import and export lines were most affected showing a drop of 25.1% in 4Q01 mainly due to the *real* appreciation and the commercial balance performance. When compared to December 2000 figures, the portfolio remained stable.

Funds and portfolios under UAM's management were up 2.7% Q-o-Q, from R$ 19.9 billion at the end of September 2001 to R$ 20.4 billion at the end of December 2001, being stable when compared to December 2000.

Funds - Product Mix

September 2001


Institutional
41.4%
Retail
40.7%
Private
6.2%
Off-shore
0.8%
Corporate
10.9%

December 2001


Institutional
45.7%
Retail
42.1%
Private
3.5%
Off-shore
0.8%
Corporate
7.9%

Sources of Total Deposits and Funds

Retail
R$ 14,9 billion


Time deposits
12%
Demand
deposits
8%
Savings
32%
Funds
48%

Wholesale
R$ 24,4 billion


Time deposits
41%
Demand
deposits
5%
Savings
0,1%
Funds
54%

Capital Adequacy Ratio

Below are Unibanco's consolidated main capital adequacy ratios for the periods shown:

Capital Adequacy %	Dec-01	Sep-01	Dec-00
Equity / Total assets	10.9	10.4	10.7
Equity/Loans	24.0	24.4	25.9
BIS ratio (under Central Bank of Brazil guidelines)	13.7	13.3	16.5

The Basle capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.7% in December 2001, against 13.3% in September 2001 and 16.5% in December 2000. The ratio decline over the year resulted from the increase in the loan and securities portfolio and the change in regulations regarding foreign exchange exposure. This ratio remained confortably above the Central Bank's minimum requirement of 11%. The tables below show BIS ratio variation over the year and the quarter:

BIS Ratio Impacts on the year	
BIS Ratio on December 31, 2000	**16.5%**
Risk average assets growth	-3.0%
Changes in the swap credit risk	-0.1%
Changes in market risk	
Foreign exchange position	-0.7%
Interest rate	-0.1%
Adjusted equity growth (mainly net income)	1.3%
Other effects	-0.2%
BIS Ratio on December 31, 2001	**13.7%**

BIS Ratio Impacts in 4Q01	
BIS Ratio on September 30, 2001	**13.3%**
Risk average assets growth	0.2%
Changes in market risk	
Foreign exchange position	0.4%
Interest rate	-0.1%
Adjusted equity growth (mainly net income)	-0.1%
BIS Ratio on December 31, 2001	**13.7%**

Main Subsidiaries and Affiliates

The table below sets forth the equity in results of Unibanco's main subsidiaries and affiliates:

R$ million

Main Companies	Business	Equity Stake (%)	Adjusted Equity on Dec-01	Adjusted Net Income 4Q01	3Q01	4Q00	2001	2000
Subsidiaries								
Unibanco AIG Seguros	Insurance	49.7	1,112	32	37	31	140	140
Trevo/Trevo Banorte Seg. (1)(5)	Insurance	49.7	-	1	9	2	20	2
Unibanco Capitalização	Annuities	99.9	152	18	14	9	54	69
Unibanco AIG Previdência (1)	Retirement Plans	49.7	85	5	5	4	23	18
Estrel Adm. Seguros	Insurance Brokerage	99.9	34	6	6	6	24	44
Credibanco (Cartão Unibanco)(2)	Credit Cards	98.9	303	33	23	24	92	48
Banco Fininvest (3)	Consumer Financing	99.8	198	0	20	10	50	24
Unibanco Asset Management	Asset Management	89.5	18	9	7	6	30	23
Banco Dibens	Banking/Leasing	51.0	142	8	6	6	28	9
Unibanco Leasing	Leasing	99.9	101	7	5	(6)	(4)	57
Banco Bandeirantes (4)	Banking	100.0	251	2	110	27	140	27
Unibanco Corretora	Brokerage	100.0	52	1	0	(1)	4	29
Affiliates								
AIG Brasil	Insurance	50.0	72	1	7	2	22	6
Credicard/Redecard/Orbitall	Credit Cards	33,3/31,9/ 33,3	356	110	153	80	495	341

(1) Unibanco AIG Previdência, Trevo Seguradora S.A. and Trevo Banorte Seguradora S.A. 's equity and net profit are included in Unibanco AIG Seguros' results, as they are subsidiaries of the latter.

(2) It reflects the incorporation of Cartão Unibanco by Credibanco in April 2001. In 9M00, 9M01 and 3Q00 both companies are considered

(3) Unibanco held a 49.7% stake in Fininvest up to November 30, 2000.

(4) Given the existence of unrealized income, Banco Bandeirantes shareholders' equity and net income are adjusted to reflect the investment and Unibanco's consolidated equity in net income.

(5) Trevo Seguradora S.A. and Trevo Banorte Seguradora S.A. were incorporated by Unibanco AIG Seguros in November 2001.

Insurance, Capitalization and Pension Plans

Unibanco's Insurance, Capitalization and Pension Plans companies, posted consolidated gross revenues of R$ 2.2 billion in 2001, up 23.8% Y-o-Y. Gross revenues totaled R$ 623 million for 4Q01, with 14.9% increase over 3Q01. Net income of the companies totaled R$ 216 million in 2001 and R$ 51 million in 4Q01, 12.1% below the 3Q01 and 21.4% above 4Q00.

Technical reserves managed by the companies totaled R$ 2.3 billion at the end of the period, showing an increase of 11.5% Y-o-Y and 3.9% Q-o-Q.

Insurance

Unibanco Seguros and AIG Brasil in 2001 started operating as a single brand – Unibanco AIG Seguros & Previdência. Gradually, AIG Brasil and Unibanco Seguros merged their operational and administrative areas. The new brand combined with the incorporation of Trevo Seguradora and Trevo Banorte Seguradora – Banco Bandeirantes' companies – contributed to the strong growth of the period. AIG Brasil still operates offering its products to banks that do not operate their own insurance business.

The Insurance companies generated a net income of R$ 162.4 million in 2001, up 11% Y-o-Y, of which R$ 81.6 million contributed to Unibanco's results. Net income in 4Q01 amounted to R$ 33 million, down 25% compared to 3Q01 due to the *real* appreciation vis à vis the US dollar which adversely affected the result of part of the company's reserves. If we exclude the *real* appreciation effect, *pro forma* net income in 4Q01 and 2001 would be R$ 59 million up 34.1% and R$ 188.4 million up 29.0%, respectively.

Net premiums issued of R$ 1,413 million in 2001 increased 23.1% Y-o-Y, above the 4% projected growth of the sector, due to the incorporation of the insurance companies Trevo and the company organic growth. Net premiums during 4Q01 reached R$ 398 million, up 11% vs. the previous quarter - a growth substantially superior compared to the market projection for the quarter of 0.5%.

The insurance company's technical reserves reached R$ 657 million in 2001, up 16.7% Y-o-Y.

R$ million

Consolidated Insurance Figures	4Q01	3Q01	4Q00	2001	2000
Gross revenues/net premiums written	398	359	292	1,413	1,148
Underwriting result	54	52	56	228	204
Personnel & administrative expenses	(48)	(47)	(50)	(194)	(184)
Taxes and DPVAT (mandatory car insurance)	(6)	(8)	(7)	(29)	(30)
Operational income	0	(3)	(1)	5	(10)
Financial income / Equity	40	51	45	181	202
Income before taxes	40	48	39	185	187
Net income	33	44	33	162	150
Combined ratio % (1)	99.9	101.1	100.2	99.6	101.1

Obs: Trevo/Trevo Banorte consolidated from January, 2001

(1) (Operating expenses + administrative expenses + selling expenses) / premiums earned.

Unibanco's insurance companies posted administrative expenses of R$ 194 million in 2001, up 10.8%. When the base of the previous year was adjusted, *pro forma*, for the acquisition of the Trevo and Trevo Banorte insurance companies, there was a reduction in expenses amounting to R$ 28 million, i.e., a 12.6% reduction over the period, reflecting the benefits of the merge of its commercial activities implemented early in the year. In 4Q01, administrative expenses totaled R$ 48 million, being stable compared to the previous quarter.

The insurance companies consolidated combined ratio of 99.6% in 2001 improved 150b.p. compared to the previous year ratio, and lower than the market projected average of 103%. The drop in combined ratio results from distinguished policies on underwriting, prevention and regulation of claims.

The insurance companies seek to focus their production on effective risk-return products.

Consolidated Insurance Premiums Earned by type (%)	4Q01	3Q01	4Q00	2001	2000
Life	27.1	27.9	29.4	27.8	30.0
Health	6.9	7.0	7.4	6.9	7.4
Auto	40.1	41.8	40.0	42.2	39.7
Others (1)	25.9	23.3	23.2	23.1	22.9
Total	100.0	100.0	100.0	100.0	100.0

(1) Includes property, cargo, maritime and other insurance.

The company's policies of underwriting, prevention and regulation of claims, contributed also to improve the claims ratio in 1%, as per illustrated below:

Claims Ratio (%) [(1)]


70
65
60
55
50
45
40
67.3
68.2
68.7
65.5
66.9
67.5
68.1
66.2
60.6
63.9
62.3
60.9
63.0
55.6
64.4
63.4
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01
UASEG
MARKET AVERAGE

Source: SUSEP
(1) For 2000, it does not include Trevo Seguradora and Trevo Banorte Seguradora

The graph below shows the insurance premiums distributed per channel for 2000 and 2001:

Premiums earned Distribution by Channel


2000
Wholesale Bank 21%
Multiple Bank 32%
Retail Bank 31%
Alternative 16%
2001
Wholesale Bank 28%
Multiple Bank 31%
Retail Bank 29%
Alternative 12%

Alternatives Channels: DPVAT, Cartão Unibanco, other banks, etc

Capitalization

Unibanco Capitalization generated net income of R$ 53.7 million in 2001, increasing 34% Y-o-Y over the recurring net income, when excluding the extraordinary impact of tax litigation contingency reversal. Such performance is due to the change in the MegaPlin product features, increasing its profitability by 8%. Net income of R$ 18 million in 4Q01 was up 28.6% Q-o-Q.

Gross revenues reached R$ 248 million in 2001 and R$ 64 million in 4Q01. The company closed the period with technical reserves of R$ 232 million and total assets of R$ 414 million.

Private Pension Plans

Unibanco AIG Previdência posted R$ 23.3 million in net income in 2001, up 27.8% Y-o-Y. In 4Q01 net income totaled R$ 5 million, in line with 3Q01. Such performance is due to higher premiums totaling R$ 523.2 million in 2001, up 41.8% Y-o-Y, above the market growth for the period of 38.4%. This growth above the market levels was due to the launch of new products (Prever Invest) combined with the company's organic growth and the incorporation of the private pension plan portfolio of the Bandeirantes group amounting to R$ 36 million.

The company services approximately 477,000 individual customers and 785 corporate customers, consolidating its leadership in the Large Corporate segment of the market.

Pension Plan Premiums - R$ Million


4Q01
115.9
3Q01
123.0
2Q01
119.5
1Q01
164.8

Technical reserves stood at R$ 1.48 billion on December 31, 2001, a 24% rise over December 2000. As a result, the company maintained its 3rd place ranking in technical reserves, based on preliminary data for December 2001 from ANAPP (National Private Pensions Association).

Technical Reserves in R$ million


4Q01
1.481,6
3Q01
1.406,6
2Q01
1.329,4
1Q01
1.288,8

Credit Cards

In the credit card segment, Unibanco operates through **Credibanco (Cartão Unibanco), Credicard Group (Credicard, Redecard and Orbitall) and Fininvest Cartões**. The companies posted a good performance in 2001, reinforcing Unibanco's leadership in this market.

Credibanco (Cartão Unibanco)

Credibanco S.A. incorporated the Cartão Unibanco company in April 2001; with the Cartão Unibanco brand being maintained as a trade name, due to its strong marketing appeal. The company's name was changed to Banco Credibanco S.A., thus, Credibanco became a bank focused on the credit card business within the Unibanco group.

Credibanco (Cartão Unibanco) net income reached R$ 92 million in 2001, a 91.7% Y-o-Y increase as a result of the incorporation of Cartão Unibanco by Credibanco and the incorporation of Banco Bandeirantes cards base which expanded its clients base and scale.

Credibanco *pro forma* results in 2001 was R$ 21 million, being the credit cards business net income R$ 71 million in the period, up 47.9% in the year. In 4Q01, the company net income totaled R$ 33 million, a 43.5% increase over 3Q01 due to the seasonality of the credit cards market. Other relevant factors were the launch of new products and the increase in the use of credit cards as a means of payment. Consequently, the company's total volume, measured by cardholder purchases and cash advances, reached R$ 4.2 billion against R$ 3.3 billion in 2000, a 27.3% increase. Total outstandings reached R$ 308 million, 42.7% above the R$ 216 million posted in 2000. The total number of cards issued reached 3.5 million in 2001 against 2.5 million in 2000, representing a 40% growth and raising the company's market share from 9% to 10%.

Cartão Unibanco Portfolio



4.2
3.4
2.6
1.8
1.0
Millions of cards
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
Market Share
Mar/00 Jun/00 Sep/00 Dec/00 Mar/01 Jun/01 Sep/01 Dec/01
ofCards
M arketShare

Below are Credibanco (Cartão Unibanco) main indicators for the periods shown:

	4Q01	3Q01	4Q00	2001	2000
Total Credit Cards (thousand)	3,535	3,516	2,512	3,535	2,512
Volume (R$ million)	1,185	1,048	861	4,194	3,257
Average Outstanding (R$ million)	354	298	254	308	216
Transactions (million)	16	14	13	54	47
Fee Income (R$ million)	46	40	40	159	140
Total Revenues (R$ million)	94	163	78	466	285
Net Income (R$ million) *	33	23	24	92	48

* In 2001 includes Bandeirantes Adm. Cartões and Credibanco

Grupo Credicard

The Credicard group companies - **Credicard, Redecard and Orbitall** – Brazil's credit card market leaders, posted R$ 495 million and R$ 110 million in net income for the year and the quarter, respectively, up 45.2% in the year.

Results were up by 8.77% Q-o-Q, when excluding the extraordinary impact in 3Q01 of a favorable judicial sentence for fiscal contingencies. As for the full year, the billings benefited from the good performance of the credit card market, which grew by 24.9%, as well as from stable spreads when compared to the previous year.

Of the total income of the Credicard Group's companies, R$ 199 million had an impact on Unibanco's 2001 results, of which R$ 48 million in 4Q01. The Credicard Group's billings amounted to R$ 26.8 billion in 2001, up 23% Y-o-Y.

Fininvest Administradora de Cartões

During 2001, Banco Fininvest became the issuer of Fininvest brand cards. As a result, Fininvest Administradora de Cartões became a provider of administrative and operating services to Banco Fininvest and was renamed Fininvest Negócios de Varejo (Fininvest Retail Business), remaining as a subsidiary of Banco Fininvest.

Banco Fininvest (Fininvest)

Fininvest provided equity in results amounting to R$ 50.2 million in 2001 with growth of 108.3% vis-à-vis year 2000. ROAE was 27.7%. The 4Q01 net income was impacted by an additional preventive provision of R$ 31 million above the minimum percentages required, and R$ 7.5 million in expenses arising from business expansion projects. The company ended the period with R$ 1.6 billion in loans, R$ 2.2 billion in assets, approximately 3.9 million active clients and 102 stores in the main cities in Brazil.

R$ million

	4Q01	3Q01	4Q00	2001	2000	Annual change
Operation						
Number of transactions MM	12	10	9	40	28	42.9%
Average ticket R$	94	95	101	96	99	-3.0%
Average maturity (days)	80	86	97	86	101	-
Interest rate (%p.m.)	8.6%	8.9%	7.8%	8.4%	8.0%	-
Spread (%p.m.)	6.7%	7.1%	6.3%	6.7%	6.6%	-
Total Risk	1,734	1,613	1,453	1,734	1,453	19.3%
Balance of provision for lending, leasing and other credit losses *	(195)	(151)	(135)	(195)	(135)	44.4%
% Balance of provision / Total Risk *	11.2%	9.4%	9.3%	11.2%	9.3%	-
% Provisions / Total Risk *	12.3%	9.9%	10.5%	39.2%	20.0%	-
% net charge-off	8.4%	7.6%	3.9%	28.5%	10.8%	-
Headcount	5,102	4,819	3,537	5,102	3,537	44.2%
Total revenues	300	242	203	1,003	721	39.1%
Net charge-off	(196)	(127)	(111)	(560)	(386)	45.1%
Administrative expenses	(115)	(95)	(118)	(393)	(328)	19.8%
Profit sharing	(3)	(0)	(1)	(5)	(8)	-37.5%
Net income	0	20	10	50	24	108.3%

* Consolidated 50% until nov/00 and 100% since dec/00

In the year, Fininvest continued to implement its outlet network expansion plan. The objective is to reach C and D lower income segments on a broad scale, through the inauguration of 38 new stores throughout Brazil. These stores performed well both in terms of volume and results, many of which have posted faster paybacks than the expected 18-month planned period.

Still based on the strategy of enhancing growth and profitability, Fininvest signed partnerships with the Pão de Açúcar, Extra and the Barateiro supermarket chains, among others, to issue private label cards for their customers. Initially this operation impacted the corporate results negatively by R$ 3.1 million, before taxes, due to start-up investments, which should be reversed during 2002.

In 2001, studies were initiated on the synergy gains – totaling R$ 57 million – over an expense base amounting to R$ 699 million from Fininvest, Cartão Unibanco (Credibanco) and Unibanco were started, by merging common activities, eliminating overlaps, streamlining processes and company structures. This measure had already positively impacted the 2001 results – roughly R$ 7.5 million, before tax. More substantial impacts should materialize in the next two years.

Fininvest administrative expenses totaled R$ 394 million for the year and R$ 115 million in 4Q01, with a change of 20.1% in the year and 21.1% in the quarter, due to the expansion of the network and the establishment of new partnerships, as mentioned in the preceding paragraphs.

Investments in the company's expansion projects totaled R$ 40 million over the full year and R$ 10 million in 4Q01, with a negative impact of R$ 15 million and R$ 7.5 million on the year's and the 4Q01's results, respectively.

In October 2001, Banco Fininvest S.A. acquired 50% of the Credi Luiza capital stock, as a result of the Unibanco's association with Magazine Luiza, with the objective of financing its clients. Consequently, the financial statements of Credi Luiza are consolidated within Banco Fininvest S.A.

Banco Dibens

Banco Dibens' 2001 net income reached R$ 28 million up 211.1% over the R$ 9 million posted in the previous year. 4Q01 net income totaled R$ 8 million, increasing 33.3% Q-o-Q. The bank ended the year with a R$ 1,090 million loan portfolio, up 45.7% over 2000 and 6.0% over 3Q01.

Leasing

Unibanco Leasing's net income was impacted by the sector's general contraction and mainly due to the incorporation of Leasing Bandeirantes. In payment for the company, in January 2001, UBB Leasing reduced its securities portfolio by R$ 140 million. Additionally, in order to standardize criteria, R$ 17 million were provisioned before taxes, for fiscal contingencies and R$ 5 million for goodwill's amortization.

Asset Management

Our subsidiary Unibanco Asset Management (UAM) ended December 2001 with R$ 20.4 billion in assets under management, down 0.3% in the year and 2.7% in the quarter.

Income arising from assets under management totaling R$ 248 million during 2001 posted a 13.2% rise when compared to the previous year due to changes in the product mix. In 4Q01, these revenues totaled R$ 62 million, or at the same level of the previous quarter.

In the private pension fund segment, UAM had R$ 5.028 billion under management, equivalent to a 13.4% market share at the end of December 2001, according to Anbid (the National Investment Banks Association), ranking the company 2nd in this market.

At the end of the year, UAM started rendering back-office services to ABN-Amro Asset Management. It is the first large-scale operation of this kind in the market, significantly strengthening UAM's institutional custody business. The volume involved in the agreement, R$ 15 billion, will provide immediate benefits: scale gains, and consequently, reduction of unit costs. UAM is strategically positioned to benefit from this market trend, as it is capable of fulfilling, with quality, the needs of its asset management peers.

During this fiscal year, a new distribution channel was created - Alternative Channels - targeting a sophisticated market, namely, other financial institutions and consultants. These are portfolio or asset managers interested in offering the market's best funds to their customers, largely private banking clients. Although still modest, the volume of funds managed doubled in four months of operation.

Performance Overview

The Brazilian Economy

In 2001, the economic outlook was characterized by a strong reversal of expectations. GDP growth, at 2%, was below the originally expected 4%. At the end of the year the interest rate (Selic) stood at 19% per year, whereas a falling trend had been anticipated. Inflation, as measured by the IPCA, reached 7.7%, above the year's 6% target.

Several elements led to these reversals. The slowdown of the US economy was worse than expected and its effects reached other continents. The Argentine crisis lingered on impacting international markets risk perception for the region. On the domestic front, the energy rationing increased concerns as to the availability of this strategic resource. The perception of such circumstances led to growing doubts as to Brazil's capacity to finance its balance of payments, which in turn put pressure on the *real* in the forex markets. Consequently, a greater than expected exchange rate devaluation ended up having an adverse impact on inflation, leading monetary authorities to adopt higher interest rates policy.

Nonetheless, the relevance of these impacts on the performance of Brazil's economy in 2001 highlighted a strong capacity to overcome adversity and attraction as regards its potential. Inflation remained below 8% and foreign direct investments is estimated to have reached US$ 23 billion. Total credit expanded 4.2%, whereas the private financial sector grew by 21%. Trade balance accounts posted a US$ 2.7 billion surplus. This figure, although modest, was the first surplus since 1994.

The *real* appreciated 13.1% in the quarter, closing the year at R$ 2.32/US$. The exceptional performance of the trade balance in 4Q01 (a US$ 1.4 billion surplus) was a chief factor in driving the reversal of the currency devaluation trend. The quarter's IPCA consumer price index, still high at 2.2%, kept the Central Bank from reducing the Selic interest rate. Industrial activity fell by 3.6% during the last quarter, but in seasonally adjusted terms it was stable relative to the third quarter. Total credit granted by the financial system also remained essentially stable in the last quarter.

Results

Below are financial intermediation revenues, expenses and income, for the periods indicated:

Profit from Financial Intermediation



R$ million
2,385
6,559
2,478
7,824
2,642
6,718
3,736
10,175
(1,166)
(1,398)
(1,242)
(1,650)
1998
1999
2000
2001
Total Profit from Financial Intermediation
Revenue from financial intermediation
Expenses arising from financial intermediation
Provision for loan losses

2001's financial intermediation revenues of R$ 10.2 billion rose by 51.5% over the previous year, mainly because of the credit growth due to the consolidation of Banco Bandeirantes and, the additional 50% from Banco Fininvest (December, 2000), and as a result of the organic growth of the businesses. In 4Q01, revenues from dollar indexed loans and securities contracted as a result from the *real* appreciation. The *real* appreciation also reduced financial intermediation expenses when compared to previous quarters.

Allowances for Lending, Leasing and Other Credits losses totaled R$ 1,650 million for the year and R$ 489 million in 4Q01. The increase in both, the annual and quarterly provisions are largely due to higher expenses in the low-income consumer finance segment. Fininvest, Credi Luiza and Investcred together posted expenses of R$ 686 million in the year and R$ 220 million in 4Q01. Although this is high relative to the balance of the portfolio, these are characteristics of the low-income customer segment, which combines high spreads with higher operating losses and costs, given the low value of the average ticket, is not compatible with service in traditional bank branches services. Provisioning expenses are detailed below in the section Allowances for

Lending, Leasing and other Credits Losses.

The average spreads of products, particularly those of the Retail Bank, posted positive oscilations in comparison to the previous quarter, largely because of the mix of products (eg. overdraft, personal credit, consumer finance). Within the Wholesale Bank, the larger volume of onlending transations in local currency also favored better spreads.

To sum up, result of the financial intermediation before the Allowances for Credit of R$ 1.5 billion in the 4Q01, was up 11.5% over 3Q01. The unfavorable effects of the foreign exchange over the portfolios were outweighed by volume growth and proper risk management.

Total Net Other Operating Income and Expenses, at negative R$ 202 million in 4Q01, was R$ 269 million - lower to 3Q01. This is due to the *real* appreciation, as this item includes gain and losses from investments abroad net of hedging effects.


Net revenues, by business type
43%
20%
15%
12%
7%
3%
39%
20%
17%
11%
6%
6%
37%
22%
21%
11%
5%
3%
41%
23%
19%
9%
4%
3%
1998
1999
2000
2001
Net Financial Result
Banking Fees
Credit Cards
Insurance / Capitalization / Retirement Plans
Asset Management Fees
Treasury

Unibanco's investments in branches and subsidiaries abroad, totaling R$ 2.3 billion in December 2001, were partially hedged in 4Q01. The resulting net impact of the *real* appreciation during the quarter was of R$ 210.3 million, as shown below:

R$ million

Managerial impact of Investments Abroad	4Q01	3Q01	2Q01
Exchange Rate Fluctuation on Investments Abroad	(324.7)	310.6	125.2
Hedge on Investments Abroad	188.2	(141.8)	(46.5)
Managerial net impact	**(136.5)**	**168.8**	**78.7**
Opportunity Cost	(73.8)	(75.7)	(64.5)
Managerial Impact of Investments Abroad	**(210.3)**	**93.0**	**14.2**

Below are the Unibanco's consolidated main assets and liabilities in foreign and local currencies for the periods indicated.

R$ million

	Dec-01	Sep-01
Securities Portfolio - local currency	8,280	7,402
Securities Portfolio - foreign currency	7,075	7,492
Total Securities Portfolio	**15,355**	**14,894**
Loan Portfolio (net) - local currency	17,351	16,007
Loan Portfolio (net) - foreign currency	6,469	7,265
Net loan	**23,820**	**23,272**
Deposits - local currency	17,272	14,911
Deposits - foreign currency	1,660	1,555
Total Deposits	**18,932**	**16,466**
Notes and debentures in local currency	478	457
Notes and debentures in foreign currency	2,819	3,441
Total Notes and debentures	**3,297**	**3,898**
Borrowings and onlendings local currency	4,331	3,979
Borrowings and onlendings foreign currency	5,420	6,667
Total borrowings and onlendings	**9,751**	**10,646**

Provision for Lending, Leasing and Other Credits Losses.

Below are Unibanco's consolidated changes in Provision for Lending, Leasing and other Credits Losses for the periods indicated:

R$ million

Provision for loan losses	4Q01	3Q01	4Q00	2001	2000
Allowance for loan losses (opening balance)	1,564	1,654	1,172	1,484	972
Expense with provisions for loan losses	489	346	365	1,650	1,242
Balance included/adjusted	38	-	406	38	491
Loan charge-off	(553)	(436)	(459)	(1,634)	(1,221)
Allowance for loan losses (closing balance)	**1,538**	**1,564**	**1,484**	**1,538**	**1,484**
Net write-off / Total loan portfolio	1.4%	1.3%	1.7%	4.6%	3.8%
Loan recovery	180	104	89	440	383

R$ million

Provision for loan losses for the year 2001	Cartão Ubb/ Credicard	Fininvest/ Credi Luiza and Investcred	Multiple Bank and others	Unibanco consolidated
Provision for loan losses (opening balance)	154	134	1,196	1,484
Expense with provisions for loan losses	348	686	616	1,650
Balance included/adjusted	1	38	(1)	38
Loan charge-off	(283)	(625)	(726)	(1,634)
Provision for loan losses (closing balance)	**220**	**233**	**1,085**	**1,538**
Net write-off / Total risk	9.0%	24.6%	2.3%	4.6%
Loan recovery	84	126	230	440

R$ million

Provision for loan losses for 4Q01	Cartão Ubb/ Credicard	Fininvest/ Investcred/ Credi Luiza	Multiple Bank and others	Unibanco consolidated
Provision for loan losses (opening balance)	251	151	1,162	1,564
Expense with provisions for loan losses	92	220	177	489
Balance included/adjusted	-	38	-	38
Loan charge-off	(123)	(176)	(254)	(553)
Provision for loan losses (closing balance)	**220**	**233**	**1,085**	**1,538**
Net write-off / Total risk	4.5%	7.5%	0.6%	1.4%
Loan recovery	24	25	131	180

Total provisioning expenses for the 4Q01 were R$ 489 million, compared to R$ 346 million in 3Q01 and R$ 365 million in 4Q00. Those provisions were constituted in accordance to the Central Bank Resolution 2682. The performance of the credit portfolio in the segments of credit cards and low-income customers pressured those expenses upwards - a feature of these segments, as previously mentioned. Additional provisions above requirements of R$ 44 million were kept for the credit card business and R$ 31 million for Fininvest/Credi Luiza and Investcred.

Income for Services Rendered

Below is the breakdown of Unibanco's consolidated income for services rendered in the periods indicated:

R$ million

Fee Income	4Q01	3Q01	4Q00	2001	2000
Banking fees and other fees and commissions	283	273	228	1,073	802
Credit Cards	243	226	180	864	619
Assets under management	62	61	62	248	219
Total fee income	**588**	**560**	**470**	**2,185**	**1,640**

Fee income for 4Q01 totaled R$ 588 million, a 5.0% Q-o-Q increase and a 25.1% increase when compared to 4Q01. In 2001, total fee income of R$ 2,185 million grew by 33.2% over last year.

Banking fees amounted to R$ 283 million in the 4Q01, a 3.7% increase from the previous quarter, and 24.1% over 4Q00. This growth resulted from the successful efforts of our organic growth plan ContAtiva, and the wider range of products offered to our customers.

4Q01's revenues in the credit card business rose 7.5% comparing to the 3Q01 due to the seasonal behavior of this market with the volume of transactions up 9% Q-o-Q.

Asset management fees rose 13.2% Y-o-Y due to the change in the products mix. In 4Q01 these fees remained stable.

Fee Income vs Personnel and Administrative Expenses



893
1,071
1,010
R$ Million
4Q00
3Q01
4Q01
Personnel and Administrative Expenses
Fee Income
Feel income / Personnel and Administrative Expenses

UNIBANCO
Investor Relations

Personnel and Administrative Expenses

Below is the breakdown of Unibanco's consolidated personnel and administrative expenses for the periods shown:

R$ million

Total expenses	4Q01	3Q01	4Q00	2001	2000
Multiple Bank UBB + Bandeirantes	615	655	593	2,461	2,020
Multiple Bank ContAtiva	32	29	2	100	2
Subtotal UBB + Bandeirantes	**647**	**684**	**595**	**2,561**	**2,022**
Fininvest (50% until Nov/00)	115	95	59	393	164
Other subsidiaries and affiliates	248	292	239	1,009	816
Total	**1,010**	**1,071**	**893**	**3,963**	**3,002**
Consolidated Unibanco + Bandeirantes and Fininvest proforma					
Multiple Bank UBB + Bandeirantes	647	684	757	2,561	2,637
Fininvest (100%)	115	95	118	393	328
Other subsidiaries and affiliates	248	292	239	1,009	816
Total Consolidated	**1,010**	**1,071**	**1,114**	**3,963**	**3,781**

In 4Q01, the R$ 1,010 million of total personnel and administrative expenses fell R$ 61 million, or in 2001, 5.7% when compared to 3Q01. In 2001 the expenses amounted to R$ 3,963 million - 32.0% higher than the previous year due to the Bandeirantes acquisition, the remaining 50% of Fininvest, collective bargaining and organic growth, *Pro forma,* when adjusting the previous year by the Bandeirantes acquisition, the Multiple Bank + Bandeirantes' expenses were down 2.9%, from R$ 2,637 million for 2000 to R$ 2,561 million for 2001. The consolidated vision demonstrates an increase of 4.8%. In other affiliates and subsidiaries, the increase over the year, refers basically to the following companies:

- **Insurance, Capitalization and Pension Plans**: R$ 27 million in personnel and R$ 17 million in administrative expenses due to the incorporation of Trevo and Trevo Banorte insurance companies and by the absorption of AIG Brasil (not consolidated) administrative and operational activities;
- **Banco1.net**, R$ 10 million in personnel and R$ 21 million in administrative expenses due to the re-structuring of the bank as an independent company;
- **Tecnologia Bancária (TecBan)**: R$ 3 million in personnel and R$ 11 million in administrative expenses due to stake expansion (from 19.1% to 24.1%), higher volume of transactions and expenses resulting from equipment remodeling;
- **Serasa Company**: R$ 8 million in personnel and R$ 12 million in administrative expenses due to stake expansion (from 14.6% to 19.1%) and higher volumes;
- **Credicard:** R$ 3 million in personnel and R$ 45 million in administrative expenses due to higher billings and transactions volume increase.

Below are the breakdown of expenses for the periods indicated:

R$ million

Personnel Expenses	4Q01	3Q01	4Q00	2001	2000
Multiple Bank + Bandeirantes [1]	246	290	249	1,054	824
Multiple Bank ContAtiva	25	24	1	79	1
Subtotal Bank + Bandeirantes	**271**	**314**	**250**	**1,133**	**825**
Fininvest [2]	39	33	20	132	59
Other subsidiaries and affiliates	83	91	76	338	281
Total	**393**	**438**	**346**	**1,603**	**1,165**

(1) Consolidated in December 2000.

(2) Until November 2000 only 50% was consolidated.

R$ million

Administrative expenses	4Q01	3Q01	4Q00	2001	2000
Multiple Bank + Bandeirantes [1]	369	365	344	1,407	1,196
Multiple Bank ContAtiva	7	5	1	21	1
Subtotal Bank + Bandeirantes	**376**	**370**	**345**	**1,428**	**1,197**
Fininvest [2]	76	62	39	261	105
Other subsidiaries and affiliates	165	201	163	671	535
Total	**617**	**633**	**547**	**2,360**	**1,837**

(1) Consolidated in December 2000.

(2) Until November 2000 only 50% was consolidated.

The Multiple Bank's 4Q01 personnel expenses of R$ 271 million decreased 13.7% from 3Q01, mainly due to the completion of Banco Bandeirantes' integration. Fininvest posted an increase related to the expansion plan of the company's network and activities which called for increase in headcount.

The consolidated administrative expenses of R$ 617 million in the 4Q01 are 2.5% less than the previous quarter. In the Unibanco Multiple Bank plus Banco Bandeirantes the expenses raised just 1.6% even considering the readjustements of mailing expenses, phone services and data processing, as well as higher expenses with money preparation and transport, telemarketing and marketing. In other subsidiaries, including Fininvest, the administratives expenses showed improvement of 8.4% over the quarter.

Main Performance Ratios

Below are Unibanco's main consolidated performance ratios in the periods indicated:

Performance %	4Q01	3Q01	4Q00	2001	2000
Service fees / Personnel and administrative expenses	58.2	52.3	52.7	55.1	54.6
Service fees / Personnel expenses	149.7	128	136.1	136.3	140.8
Efficiency ratio [1]	58.4	58.4	64.7	58	60
Annualized net financial margin [2]	12.1	10.7	10.1	10.7	9.9

(1) (Personnel Expenses + Other Administrative Expenses) / (Net Income from Financial Intermediation + Provisions for Loan Losses + Fee Income + Insurance, Capitalization and Pension Plans Premiums + Changes in technical provisions for insurance, capitalization and private retirement plans + Claims + Private Retirement plans benefits expenses + Selling and other insurance and private and private retirement plans expenses + Credit card selling expenses + Taxes + Other Operating Income - Other Operating Expenses).

(2) (Net Income from Financial Intermediation + Provision for Loan Losses) / (Average Total Assets - Average Permanent Assets).

The 4Q01 efficiency ratio of 58.0%, showed improvement when compared to the 60% ratio posted in 2000. Over the quarter, it remained stable, despite of the *real* appreciation.

At the end of December 2001, the Unibanco group, including its subsidiaries, Bandeirantes and Fininvest, had 29,704 employees, compared to 29,673 at the end of September, 2001. This increase was mainly a result of Fininvest's netword expansion and partnerships with supermarkets and retailers.

Efficiency Ratio and # of employees



64.7%
60.0%
58.4%
58.0%
29,704
28,384
4Q00
2000
4Q01
2001
Efficiency ratio
# of employees

The 4Q01 annualized net financial margin was 12.1%, above the 3Q01 ratio of 10.7%, as the portfolio growth and product mix effect as well as appropriate risk management surpassed the unfavorable effects of the exchange rate during the quarter, as mentioned before.



Net Interest Margin
12.6%
12.0%
9.9%
10.7%
1998
1999
2000
2001

- Unibanco's full financial statements will be available in our website at http://www.unibanco.com.br, option Investor Relations – Press Release – Results, as soon as they were filled with the CVM –Brazilian Securities Exchange Comission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management's good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco's operations, markets, products and prices, and other factors detailed in Unibanco's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

The Year 2001 Conference Call will be held on February 22, at 8:00 a.m. in Portuguese, and at 10:00 a.m.(Eastern Time) in English. See the webcast presentation through site www.unibanco.com, Investor Relations option – Presentation - Webcasting. For greater information, contact us by sending an e-mail to investor.relations@unibanco.com.br, or by phone 0xx11-3097-1313.

Attached, Summary Financial Information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million

	Dec-01	Sep-01	Dec-00	Quarter % change	Annual % change
ASSETS					
Cash and due from bank	993	787	528	26.2%	88.1%
Interbank investments	4,698	6,729	7,137	-30.2%	-34.2%
Marketable securities	15,355	14,894	12,932	3.1%	18.7%
Interbank accounts	1,602	2,643	1,475	-39.4%	8.6%
Lending,leasing and other credits portfolio	25,358	24,836	21,615	2.1%	17.3%
Allowance for lending, leasing and other credits losses	(1,538)	(1,564)	(1,484)	-1.7%	3.6%
Net loans	**23,820**	**23,272**	**20,131**	**2.4%**	**18.3%**
Foreign exchange portfolio, except for ACC (1)	418	901	1,362	-53.6%	-69.3%
Negotiation and intermediation of securities	619	1,011	351	-38.8%	76.4%
Investments	1,694	1,609	1,657	5.3%	2.2%
Fixed and leased assets	1,241	1,271	1,226	-2.4%	1.2%
Deferred charges	629	552	454	13.9%	38.5%
Other assets	4,547	4,406	4,243	3.2%	7.2%
Total assets	**55,616**	**58,075**	**51,496**	**-4.2%**	**8.0%**
LIABILITIES					
Deposits	18,932	16,466	13,350	15.0%	41.8%
Securities sold under repurchase agreements	8,087	9,511	10,223	-15.0%	-20.9%
Resources from securities issued	3,297	3,898	4,428	-15.4%	-25.5%
Interbank accounts	59	1,299	46	-95.5%	28.3%
Borrowings and onlendings in Brazil - Governmental agencies	9,751	10,646	8,163	-8.4%	19.5%
Technical provisions for insurance, capitalization and retirement plans	2,342	2,254	2,101	3.9%	11.5%
Foreign exchange portfolio (1)	542	755	1,167	-28.2%	-53.6%
Negotiation and intermediation of securities	280	944	448	-70.3%	-37.5%
Other liabilities	5,220	5,191	5,137	0.6%	1.6%
Total liabilities	**48,510**	**50,964**	**45,063**	**-4.8%**	**7.6%**
Minority interest	1,034	1,046	929	-1.1%	11.3%
Stockholder's equity	6,072	6,065	5,504	0.1%	10.3%
Total liabilities + stockholders' equity	**55,616**	**58,075**	**51,496**	**-4.2%**	**8.0%**

(1) Refers to foreign exchange settlement positions, which should be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million

	4Q01	3Q01	4Q00	2001	2000
Revenue from financial intermediation	**1,808**	**3,405**	**1,951**	**10,175**	**6,718**
Lending operations	1,531	1,978	1,243	6,655	4,381
Leasing operations	25	37	52	170	158
Marketable securities	191	1,343	624	3,111	2,085
Foreign Exchange transactions	22	30	22	117	57
Compulsory deposits	39	17	10	122	37
Expenses on financial intermediation	**(751)**	**(2,365)**	**(1,301)**	**(6,439)**	**(4,076)**
Deposits and securities sold	(189)	(1,744)	(771)	(4,076)	(2,245)
Borrowings and onlendings	(73)	(275)	(165)	(713)	(589)
Provision for lending, leasing and other credit losses	(489)	(346)	(365)	(1,650)	(1,242)
Gross profit from financial intermediation	**1,057**	**1,040**	**650**	**3,736**	**2,642**
Other operating income (expenses)	**(825)**	**(621)**	**(527)**	**(2,502)**	**(1,879)**
Services rendered	588	560	470	2,185	1,640
Insurance, capitalization and retirement plans premiums	455	454	372	1,766	1,389
Changes in technical provisions for insurance, capitalization and retirement plans [1]	(154)	(150)	(130)	(531)	(482)
Insurance claims	(153)	(159)	(123)	(591)	(447)
Private retirement plans benefits expenses [1]	(94)	(83)	(60)	(370)	(271)
Selling, other insurance and private retirement plans expenses	(37)	(37)	(26)	(145)	(101)
Credit card selling expenses	(49)	(45)	(38)	(173)	(140)
Salaries, benefits, training and social security	(393)	(438)	(346)	(1,603)	(1,165)
Other administrative expenses	(617)	(633)	(547)	(2,360)	(1,837)
Financial transaction and other taxes	(170)	(158)	(132)	(585)	(496)
Equity in the results of associated companies	1	1	1	8	3
Other operating income	(135)	232	149	401	398
Other operating expenses	(67)	(165)	(117)	(504)	(370)
Operating income	**232**	**419**	**123**	**1,234**	**763**
Non-operating income (expenses), net	(7)	(6)	183	27	406
Income before taxes and profit sharing	**225**	**413**	**306**	**1,261**	**1,169**
Income tax and social contribution	**87**	**(33)**	**(60)**	**(12)**	**(224)**
Current	(53)	(34)	(57)	(255)	(245)
Deferred	140	1	(3)	243	21
Profit sharing	**(45)**	**(45)**	**(43)**	**(170)**	**(127)**
Management	(2)	(3)	(2)	(9)	(6)
Employees	(43)	(42)	(41)	(161)	(121)
Net income before minority interest	**267**	**335**	**203**	**1,079**	**818**
Minority interest	(26)	(35)	(20)	(107)	(79)
Net income	**241**	**300**	**183**	**972**	**739**

(1) Reclassification of 3Q01 for a better comparison to 4Q01 amounting to R$16 million.

Exhibit 2

UNIBANCO

Unibanco - União de Bancos Brasileiros S.A. and Unibanco - União de Bancos Brasileiros Consolidated

Individual and Consolidated Financial Statements for the Period Ended at December31, 2001 and 2000 and Report of Independent Auditors

UNIBANCO

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

ANNUAL MANAGEMENT REPORT - 2001

1. To the Shareholders

During 2001, Unibanco achieved record net income of R$972 million, 31.5% higher than the 2000 results, which had previously been the highest ever. Return on average shareholders' equity reached 16.8%. R$323.2 million in dividends was distributed to shareholders, a 22.5% increase relative to the preceding fiscal year. Earnings per 1000 shares of R$6.95 rose by 15.4%, in line with the proposed objective of maintaining a consistent growth of 15% per year. In 2001, the bank achieved notable gains in scale, thanks to its successful organic expansion and its timely acquisitions and partnerships policy.

During the year, Unibanco's position was consolidated through strategic actions that strengthened its philosophy of combining growth with sound management practices. During the second half of the year, two partnerships enabled the customer base to grow at acceptable costs: in August, Unibanco announced an association with Globex-Ponto Frio, giving shared control of Banco Investcred, whose name was changed to Investcred Unibanco. In September, through its affiliate Banco Fininvest, Unibanco entered into an association with Magazine Luiza, a department store chain, for the establishment of a shared company, Credi Luiza. The new company will finance the retail chain's customers.

In October 2001, Unibanco completed the integration of Banco Bandeirantes. 523 sales points were migrated, merged or closed, taking into account both regular branches and corporate site branches. The transition was orderly and the satisfaction of the new customers was ensured, proven by the high 95.6% account maintenance level. The financial results of the integration process were better than expected. It was initially estimated that the Bandeirantes cost structure would fall by 35%, whereas the actual annualized savings, by the end of the year, reached 42%.

On the organic growth front, within the ContAtiva (ActiveAccount) Program, the bank received 852,000 new account holders, a figure above the established target of 720,000, and one that demonstrates the clear tendency to reach the initial objective of opening 1.8 million current accounts by December 2003 earlier than planned. Investment in the program is estimated at R$180 million during the 2001-2003 period.

Unibanco reached the end of the year with 5.2 million customers, which, added to 3.9 million active Banco Fininvest customers, and the customers of the Investcred Unibanco and Magazine Luiza financial companies, totaled 13.1 million clients. This figure is 70% higher than in December 2000. The servicing network of the Unibanco group reached the end of 2001 with 1,485 sales outlets throughout the country, including 809 regular branches, 497 corporate site branches, 77 in-store branches and 102 Fininvest stores. Bank account holders rose by 15% to 3.5 million, with an underlying productivity increase in the points of sale.

Other business areas of the group also contributed significantly to organic growth. The Wholesale Bank consolidated its leadership in onlendings of funds from the BNDES (National Bank for Economic and Social Development), with R$1.8 billion having been disbursed. This figure accounts for 11% of the market. In structuring operations and distribution of fixed income securities, the Wholesale Bank reached a business volume of R$3.1 billion, 48% higher than what it attained in 2000. Its market shared reached 19%. Moreover, it firmly established its position as the biggest Brazilian bank in the area of mergers and acquisitions - a market share of 5.5% amongst its Brazilian peers. Regarding the Insurance and Private Pension fund business, Unibanco AIG Seguros e Previdência grew by 23.8%, taking into account premiums issued and invoicing, which reached R$2.2 billion. Unibanco Asset Management – UAM, which manages third party funds, closed the year with a total volume of funds under management of R$20 billion, including R$5.0 billion in private pension funds, which consolidated UAM's position as the second largest manager in this segment.

2. Macroeconomics

2001 did not unfold in line with original expectations: GDP growth only reached 2%, half of the 4% expected at the beginning of the year, whereas the interest rate, contrary to what had been anticipated, tended to rise, reaching the end of the 2001 at 19% per year. The annual average interest rate was 17.3%, largely unchanged vs. the previous year's rate. Inflation, as measured by the IPCA consumer price index, reached 7.7%, above the 6% inflation cap target for the year .

Several factors justified the disparity between expectations and 2001 results. On the foreign front, the Argentine crisis dragged on far longer than reasonably to expected, whereas the US economy cooled down more than foreseen, a process magnified by the September 11 terrorist attacks. On the domestic front, the enforced power rationing gave rise to a great deal of concern as to the availability of energy resources. It even had an impact on consumer confidence, as well as anticipating debates on the presidential succession. The increased deterioration of the external scene gave rise to fears as to how the balance of payments would be financed in 2001 and 2002, which put further pressure on the exchange rate during the year. The marked devaluation of local currency affected the stability of inflation, causing the Central Bank to reverse the falling interest rate trend.

Although the 2001 economic facts were far removed from initial expectations, the turbulence confirmed that the Brazilian economy had solid fundamentals and was capable of resuming sustained growth. The economy grew, inflation stayed below 8%, and the trade balance reacted to currency devaluation, leading the country to attain a US$2.7 billion surplus, which, although modest, was the first surplus since 1994.

Regarding financial market performance, the reversal of the falling interest rate trend and the lower growth of the economy caused the expansion of credit to be lower than originally envisaged. Nevertheless, the financial sector expanded total credit for the year by 4.2%. The private financial sector posted an expansion of 21%. Three major thrusts characterized the banking industry in 2001: the process of financial recovery and capitalization of federal government banks, the ongoing process of privatization of state banks, and the system's continued trend toward consolidation.

For Unibanco, the changes in the course of the economy were felt in the lower than expected growth of some products, resulting in many instances from increased caution in carrying out business activities, such as in the field of credit. These corrections, however, did not keep the bank from attaining record results last year.

3. Income, Dividends and Shareholders' Equity

Unibanco's 2001 net income reached R$972 million, 31,5% better than its 2000 results. Return on average shareholders' equity reached 16.8%. Net shareholders' equity reached R$6.1 billion on December 31, 2001, which corresponds to a book value per 1000 shares of R$43.82.

Unibanco paid its shareholders R$323.2 million in dividends (an amount 22.5% higher than what was disbursed the previous year), which corresponded to R$2.44 per 1000 preferred shares, R$2.22 per 1000 common shares and R$4.67 per 1000 Units.

Market Cap, Equity and Net Income


R$ million
431
454
591
739
972
2.630
3.112
2.906
1.601
4.002
6.797
5.504
8.507
6.072
7.170
1997
1998
1999
2000
2001
Equity
Market Cap *
Annual Net Income

* Based on GDSs prices

4. Performance Overview

In 2001, financial intermediation revenues reached R$10.2 billion, with a 51.5% growth in the year, largely due to the organic expansion of business, which led to a growth of credit portfolios, and to the consolidation of Banco Bandeirantes and of the additional 50% of Fininvest, both of which took place in December 2000.

During the course of the year, the average spreads of the product portfolios, particularly in the Retail Bank, fluctuated basically as a result of the rise in interest rates and a more profitable product mix. In the Wholesale Bank, the greater participation of onlendings in local currency also encouraged better spreads.

Financial intermediation expenses, in turn, reached R$4.8 billion whereas allowances for lending, leasing and other credits losses stood at R$1.7 billion. The total result of financial intermediation rose by 41.4%, to R$3.7 billion.

Revenues from services rendered advanced 33.2%, reaching R$2.2 billion, reflecting the increase in the number of products per client during the period and the degree of new bank account activation. Administrative and personnel expenses reached R$4 billion during the fiscal year, having suffered the impact of the acquisition of Bandeirantes and the other 50% of Fininvest, of the collective bargaining agreement and of organic growth.

Unibanco's consolidated operating income in 2001 reached R$1.2 billion, 62% better than the previous year.

The 2001 net financial margin was 10.7%, higher than 2000's 9.9%. The year's 58% efficiency ratio was better than the 60% ratio attained in 2000.

5. Assets and Liabilities

The Group's total assets reached R$55.6 billion in December 2001, against R$51.5 billion in December 2000. R$25.4 billion of the asset total consisted of loan operations, leasing and other credits. R$15.5 billion represented its investments and the securities portfolio (mainly federal government securities), whereas interbank liquidity investments amounted to R$4.7 billion.

Unibanco's consolidated provisions for non-performing loans, calculated by Central Bank of Brazil Resolution 2,682, totaled R$1.5 billion at the end of 2001, representing 6% of the total credit risk. R$651 million, or 42.3% of the total, was provisioned to cover overdue payments, bankrupt companies, and companies under court-supervised agreement with creditors, whereas R$716 million, or 46.5% of the provision, refers to the levels of risk of the operations and payments not yet due. In addition to the required minimum provision, Unibanco maintained a R$171 million provision, based on more conservative percentages than those required by law.

Unibanco's total funding, including portfolios and investment funds under management amounting to R$20 billion, totaled R$63.7 billion at the end of the year, reflecting a growth of 5.5% over the December 31, 2000 balance.

6. Retail Bank

The Retail Bank reached the end of the 2001 fiscal year with a total portfolio of account holders, savings account clients, pensioners, Fininvest customers and customers of its financial companies amounting to 13.1 million. The expansion was significant, made possible largely by maintaining the ContAtiva (ActiveAccount) Program, as well as by the successful process of Banco Bandeirantes integration and the strategic partnerships signed with Globex/Investcred and Credi Luiza.

Designed to foster organic growth, the ContAtiva (ActiveAccount) Program, which started in October 2000, attained significant results in 2001. The target of opening 720,000 bank accounts was exceeded as roughly 852,000 new bank accounts were opened.


Client Base - (in millions)
13.1
2.9
3.9
7.7
3.0
0.7
BANDEIRANTES
3.7
3.5
5.2
4.0
98
99
00
01
PONTO FRIO
FININVEST
UNIBANCO

Note: includes savings and pensioners. In Dec/01 Bandeirantes fully integrated

Scale gains were achieved and with quality. The activation index reached 98% among bank accounts achieved, which, in conjunction with the customer base that came from acquisitions, reflected favorably on the Bank's results.

In 2001, Unibanco established some important partnerships. The strategic association with Globex-Ponto Frio in August had the purpose of providing credit and offering services and products to the retail chain's customers. In September, through its affiliate Banco Fininvest, Unibanco entered into an association with Magazine Luiza (a department store chain with a strong presence in the interior of São Paulo state, western Paraná state and southern Minas Gerais state) to establish a shared company. The new company, Credi Luiza, will finance the retail chain's customers. Both chains are strongly complementary. Together, they account for 461 points of distribution to which Unibanco acquired access. Through these partnerships, Unibanco gained greater participation in the direct consumer credit market among the C and D lower income classes, the segment of Brazil's population with the greatest potential for growth in terms of absorption of financial products.

Another partnership announced in 2001 was between Banco1.net and Investshop, Brazil's largest financial services portal . Banco1.net is a uniqueproduct in terms of Internet services , developed to target a very exclusive market niche which lacked a major portal outlet.

Unibanco's retail credit operations, including Fininvest, Cartão Unibanco, its 33% stake in Credicard, Banco Dibens, Investcred Unibanco and Credi Luiza, posted outstanding results in 2001. The portfolio, which reached R$11 billion in December, rose by 17.4% against the previous year. This expansion was driven by organic growth and partnerships as well as the fine-tuning of tools such as credit scoring and the completed implementation of our database marketing project. This gave us faster access to data and, consequently, more rapid credit approval. It also made it easier to offer pre-approved credit lines and to close loan contracts through any channel. The portfolio of the overdraft checking accounts and personal credit rose by 30.6% and 19.4% respectively, in 2001.

In the credit card segment, the incorporation of Cartão Unibanco by Credibanco S.A., now renamed Banco Credibanco – the group's bank dedicated to the credit card business - was noteworthy in 2001. Total cards issued reached 3.5 million, a growth of 40% over December 2000. Billings measured by volume of customer purchases and drafts reached R$4.2 billion against. R$3.3 billion of the previous year, a 27.3% growth. Average financed volume reached R$308 million against R$216 million in 2000, or 42.7% growth. Credibanco – the

Cartão Unibanco brand – had net income of R$92 million in 2001. This 91.7% growth was a result of the incorporation of Cartão Unibanco by Credibanco and the incorporation of the Banco Bandeirantes cards base, enlarging its client base and generating scale gains.

Unibanco also operates in the credit card market through its approximately 33% stake in Credicard S.A., Orbitall S.A. and Redecard S.A. These three companies contributed R$199 million to Unibanco's income during the period. The 2001 billings of these companies - R$26.8 billion, - rose by 23% over the previous year.

In the direct consumer credit segment, the Fininvest subsidiary attained net income of R$50 million in 2001, against R$24 million in 2000. The balance of the company's credit operations reached R$1.6 billion in December 2001, while total assets stood at R$2.2 billion.


Loan Portfolio - Retail Banking
R$11.0 billion
5%
3%
25%
46%
20%
Branch Network
Credit Card
Consumer Finance
Dibens
Leasing

7. Wholesale Bank

Throughout 2001, Unibanco's wholesale bank focused on its strategy of combining the power of a major commercial bank with the speed and agility of a leading investment bank to aid in Brazil's development. With a customer coverage structure that combines sector intelligence with regional offices, the Wholesale Bank worked with :

- 1,500 Large Companies (with sales in excess of R$100 million)
- 2,050 Medium-sized Companies (with sales from R$25 - 100 million)
- 300 Institutional Investors
- 4,700 Investors in the Private Banking segment

The Wholesale Bank has been consistently consolidating its position in the chief segments in which it operates, as shown below:

Product	Ranking	Share %	Volume R$ MM
Fixed Income Origination	1st	19	3.076
Fixed Income Distribution	1st	19	3.080
BNDES Onlendings Disbursements	1st	11	1.817
BNDES-exim	1st	14	687

Source: Anbid and BNDES

In capital markets, Unibanco ranked first for the second year running in terms of originating and distributing fixed income securities, according to Anbid, the National Association of Investment Banks (*Associação Nacional dos Bancos de Investimentos*), with a subscription volume of R$3.1 billion in transactions where it acted as Coordinator. This represents a 19% market share. This allowed Unibanco to rank second among new domestic issues in Latin America, according to Thomson Financial. In the equity segment, Unibanco coordinated the Brazilian tranche of Embraer S.A.'s R$1.8 billion Global Secondary Offering of Preferred Shares and was the contract coordinator for Petrobras S.A.'s R$1.7 billion Global Secondary Offerring of Preferred Shares, . It was also the coordinator of the offerring that took CPEE – Cia. Paulista de Energia Elétrica (the *Paulista* Electric Power Company) public.

Loan Portfolio - Wholesale Banking
R$14.3 billion


77%
7%
2%
1%
13%
Corporate Finance - Large
Corporate Finance - Medium
Private Banking
Financial Institutions
External Loans

In 2001, financing operations totaled R$14.3 billion, up 16% year over 2000.

In project finance, Unibanco reached the end of the year with assets related to BNDES (National Bank for Social and Economic Development) onlendings of R$3.6 billion and loan disbursements totaling R$1.8 billion (of which R$687 million came from within the BNDES-exim program), thereby consolidating its leadership in this segment, with an 11% market share. Unibanco began 2002 as advisor to more than 40 projects in the following industries: telecoms, electric energy (including co-generation), oil and gas, sanitation infrastructure, transport, automobiles, pulp and paper and beverages.

The bank is also a leader in Vendor and Compror operations, ending the year with a 14.5% market share and a volume of transactions amounting to R$1.0 billion, 15% higher than in 2000.

Regarding syndicated loans, Unibanco took part in 25 transactions, having made approximately R$6.5 billion available to its clients. These transactions include: the coordination of the unwinding of CSN - Companhia Siderúrgica Nacional (a major steel company) and CVRD – Cia Vale do Rio Doce (Brazil's largest mining company) cross shareholdings, a R$1.9 billion operation ; a R$710 million loan to the Itá Hydroelectric Power Station; a R$600 million loan to the suppliers of Ford Amazon; and the renewal of the foreign loan of US$410 million to AES Sul.

In mergers, acquisitions and privatizations, Unibanco completed 11 transactions in 2001, resulting in a 5.5% market share, the highest among Brazilian banks.

In Cash Management, Unibanco increased its revenues by 11% to R$290 million. Ongoing investments in technology enabled Unibanco to increase the number of users of its cash management services by 38% in 2001 to 51,300. The volume of individual collections, accounts payable and payrolls rose by 16.6% to 108 million transactions.

In Private Banking, Unibanco grew by 29% in 2001, reaching R$7.2 billion in funds under management, a figure that kept it among the largest Brazilian banks in this segment. Highlights include the inclusion of Family Succession and Protection as added services, the expansion of the Investcenter portfolio, and the consolidation of the partnership with Unibanco Asset Management, creating the Private Personal Fund, whose focus is profitability and adjustment to the customer's level of investment risk.

8. Insurance, Private Pensions and Capitalization

The Insurance, Private Pensions and Capitalization businesses enjoyed R$ 2.2 billion revenues in 2001, a 23.8% growth over the same period the previous year. The 2001 income of these companies totaled R$216 million. Technical reserves under management reached R$2.3 billion at the end of the period, with an 11.5% growth versus the previous year.

Unibanco Seguros and AIG Brazil began operating in the market lace in 2001 as a single brand (Unibanco AIG Seguros & Previdência), thereby consolidating a strategic alliance process begun in 1997 between Unibanco and AIG – American International Group, the world's largest insurance group in terms of market value, with operations in 130 countries. Gradually, AIG Brasil and Unibanco Seguros integrated their operating and strategic areas. AIG Brasil continues offering its products to banks that do not carry out insurance business. The joining of the brands, coupled with the incorporation of Trevo Seguradora and Trevo Banorte Seguradora (companies belonging to Banco Bandeirantes) helped the period's strong growth.

Premiums issued by Unibanco's insurance companies rose by 23.1%, totaling R$1.4 billion, while net income reached R$162.4 million, posting growth of 11%. The company currently is well known for its innovative products,ranking first in Extended Warranties, D&O (Directors & Officers, or liability insurance for executives) and Fire. It is also the leader in the petrochemical, aeronautical and maritime segments. It is the only company that offers Women's Insurance (*Seguro Mulher*), targeting women only.

The insurance companies' consolidated combined ratio of 99.6% improved 150 b.p. from the previous year, and is below the estimated market average of 103%. On this basis, the company ranks second in the market. Its combined ratio is the result of the successful underwriting, prevention and claims control policies that the company followed during the period.

Insurance market research carried out by USP (the University of São Paulo) in the first half of the year placed UNIBANCO AIG Seguros 2nd in quality of services and market positioning and 1st in institutional image.


Net Premiums Written - R$ thousands
Combined Ratio - %
19,596
1,413
2001
103.0
99.6
22,980
1,148
2000
106.2
101.1
UASEG
INDUSTRY

Note: 2001 net premiums written for the industry up to Oct/2001.

Regarding Private Pension Plans, the results achieved by Prever Invest - which only targets individuals, the company's organic growth and the incorporation of the Bandeirantes Group portfolio were instrumental in attaining growth in 2001. Sales reached R$523.2 million, with a growth of 42% over 2000, greater than the market growth estimated at 38.4%. Net income rose by 27.8%, totaling R$23.3 million, and technical reserves of R$1.5 billion in 2001 were 24.3% greater than those of the previous year. The company reached the end of 2001 with 477,000 individual customers and 785 corporate customers, consolidating its leadership in the Large Corporate market.

In the Capitalization segment, the family of products grew in 2001, with the introduction of e-Plin, a fully on-line capitalization security, through which customers take part in draws through the Internet. In December, the company and the Bandeirantes Radio and TV System introduced Unibanco Nota 10, a capitalization security that can be purchased through a single payment and that is sold in lottery shops and other alternative outlets. Furthermore, the characteristics of the Mega Plin were changed. Its profitability rose to 8% or R$17 million, over 2000. Unibanco Capitalização posted sales of R$248 million in 2001 and net income of R$53.7 million.

9. Unibanco Asset Management

Unibanco Asset Management – UAM, which manages third party funds, closed 2001 with a total volume of assets under management of R$20 billion, including R$5.0 billion in private pension funds, a segment in which the company ranks second in the market, according to ANBID.

Assets Under Management - Dec/2001
R$20 billion


Institutional
45%
Retail
42%
Private
4%
Foreign
1%
Corporate
8%

At the end of the year, UAM took over the back-office operations of a major financial institution. This was UAM's first large-scale operation of this type, and significantly strengthened the company's institutional custodian business. The volume involved in the agreement, R$15 billion, will provide the immediate benefit of a gain in scale with a consequent reduction of unit costs. As this type of service will be a market trend, UAM is strategically positioned capable of fulfilling the needs of its partners in the financial market. Furthermore, during the course of 2001, new funds were introduced geared to client profile in terms of profitability and in operating terms, such as the Unibanco FIA Private Dividends fund, the first equity fund that distributes dividends directly to fund holders.

During the year, a new distribution channel was created (Alternative Channels), targeting a sophisticated market, namely, other financial institutions and consultants. These are portfolio or asset managers interested in offering the market's most profitable funds to their customers, namely individuals with a private banking profile. Although this area is still small, the volume of funds it manages doubled in four months of operation.

Standard & Poor's rated UAM as AMP-1 (the highest rating in the scale) in Asset Management Practices, representing very strong practices in managing third party funds

10. Unibanco Personnel

In 2001, the combination of hiring, developing and retaining talent continued to be the backbone of Unibanco's human resources objectives. Aggressive customer base growth, technological progress in all areas and a wide variety of functions further increased the qualification requirements for Unibanco staff. At the end of the period, the group had 29,704 employees.

On the hiring front, 3705 new employees joined Unibanco from Banco Bandeirantes. 3452 people were also hired from the market, largely to meet the needs of the organic growth program and of Fininvest. Initiatives to find and prepare young talent were ongoing, such as the Internship Program, which employed 227 people in 2001; the Bank of the Future, a partnership with the Development Foundation of the University of Campinas (*Funcamp – Fundação de Desenvolvimento da Unicamp*), which focuses on identifying talent to create solutions in the fields of Information Technology and Statistics and Modeling; the redesign of the Institutional Trainee Program, with a view to preparing and developing specific competencies among recent graduates to enable them to become executives within 5 years; and the structuring of a policy for the hiring of physically-challenged individuals, the selection of which follows the same rigorous standards as any other hiring.

Regarding development, the "360° Evaluation" program has become a basic tool to establish a degree of Managerial Excellence, Shared Excellence and Individual Performance. It also provides input, through its results, for the Strategic Planning of People, whose objective is to identify the level of potential relative to performance of our staff, in order to identify the main ways that could help their development. Investment in training and development totaled R$23 million, of which R$5.0 million was spent on training via multimedia.

In retaining personnel, the scope of managers was expanded and the policy of variable remuneration was maintained, which covers 83% of employees. This is the highest ratio among Brazilian banks. This program is in addition to corporate profit sharing, as per our collective bargaining agreement, which is paid by all banks. The Stock Option Plan became more encompassing in December 2001. In its very first grant, ii covered more than 200 people, including more than 40 managers from the branch network.

An initiative that had major impact in 2000, the Walther Moreira Salles Prize, became in 2001 the Group's greatest form of recognition, awarding and encouraging exceptional projects and ideas. In its second year, there were 160 cases competing across five categories and 23 finalists. In addition to the five winners, two cases were recognized in special categories. Each one of the seven cases received a lot of 200,000 bank shares.

The introduction of the Corporate Portal, an Intranet communication vehicle, enables fast and easy access to information on business, strategy and the competition, which is indispensable to day-to-day work at Unibanco. The Portal also contributed to the rationalization of processes by reducing the time required to execute certain tasks and cutting costs. Introduced in March 2001, it is estimated that the Portal will be available at the workstations of almost 25,000 employees as early as the first half of 2002.

The Employee Satisfaction Survey, carried out since 1997, reached an 85% ratio in 2001, in line with international benchmarks. This ratio has advanced 23% since it was first measured, meeting its ambitious objectives.


Unibanco Employee Satisfaction Tracking
69%
74%
78%
82%
85%
1997
1998
1999
2000
2001

11. Corporate Risk Management

Unibanco was the pioneering corporation in the Brazilian financial market in terms of instituting Global Risk Management: a director's office with a corporate view to manage its risks:. This office is responsible for the management of market, credit and operating risks throughout the Group's operations. Furthermore, each business unit has its own dedicated risk management team. The Risk Committee, comprised of Unibanco senior executives, evaluates the risks involved in the activities and proposes risk management policies for the bank.

Market risks are assessed daily by collecting and mapping the positions of financial instruments (Commercial Bank and Trading portfolios) and by surveying market risk factors such as interest rates, foreign exchange rates and the price of stocks and commodities, all of which are then processed according to the Value-at-Risk method. This provides a measurement of risk synthesis by determining the correlation and volatility of the factors and the present value of the positions. It also allows other measures to be taken, such as sensitivity.

Concerning Credit Risk Management, Unibanco develops portfolio management instruments capable of consolidating credit risks, capital requirements and the establishment of prudent limits which provide managers with greater assurance. Additionally, methodologies were included for the analysis of the rating models of the Wholesale Bank and of the credit scoring of the Retail Bank, checking adherence and simulating stress scenarios.

In line with the credit risk management principles presented by the Committee to the Basel Banking Supervision, the Global Risk Management area is working on improving internal classification models, taking into account the need to differentiate credit risks, the integrity of the internal rating structure and data collection and systems' management, as well as risk components (probability and loss through default, and its exposure), which adds real value, weighted by the risk, to the portfolio.

Meeting the international market's best practices requirements as well as domestic regulations of the Brazilian financial market, Unibanco implemented an Internal Controls System that is accessible by all the areas of the Group and has been available, since 2000, on the Intranet. This system provides a periodic staff from the risk area, identify their exposures and assess the effectiveness of the existing controls in their units. This structure is the basis for the identification of indicators and the implementation of a database for the quantification of exposure to operating risk while enabling the rational allocation of capital.

12. Technology and the Internet

Key technological achievements in previous years allowed the Banco Bandeirantes integration to occur smoothly and rapidly. This operation was carried out in only seven months, unique considering the its size and the positive effects on new customers and employees.

Servicing channels were only minimally affected, as fewer than 650 service incidences were recorded across all Banco Bandeirantes' points of sale, and less than 20% of these had a noticeable impact on customers.

Overall, there are more than 6600 ATM machines in operation in the branch network, while the 30 Hours Telephone service, which processes over 6.0 million transactions per month, provides 83% automated customer service. This technological progress allowed the 30-Hour Telephone service to provide support for customer relationship programs.

In 2001, increased focus had to be placed on new technological solutions. The branch security program, which includes the installation of Teller Assist equipment, was extended to the entire network. This equipment eliminates the need to handle money and yields savings of R$30 million per year in transportation expenses. The transfer of the Fininvest Data Processing Center from Rio de Janeiro to Unibanco's São Paulo headquarters was completed. Teams were trained and new systems for the implementation of the Brazilian Payment System *(SPB – Sistema de Pagamentos Brasileiro)* were developed. Additionally, a new anti-fraud system for ATM machines, implementing an additional password, was put in place, a major challenge for the financial system. .

The new Unibanco.com portal began operating in the period, as did the new 30-Hour Online service. With an innovative format and a more objective and didactic browsing system, the portal and Internet Banking performed well during the year, generating a substantial expansion of the online customer base to 615,000 at the end of 2001, representing growth of 121% for the year. The redesign of Unibanco.com and the 30-Hour Online service allowed the introduction of products and services specifically developed for the electronic banking.


Online Services Evolution
R$ 4.1 billion
R$ 3.0 billion
46,181
30,770
28,214
19,131
Dec/00
Dec/01
Access to 30 Hours Online (thousands)
Number of Transactions Online (thousands)
Electronic Banking Use

The objective of the Broker's Portal, introduced in 2000, was fully met. It offers operating, commercial and management support to the 12,000 insurance brokers who have a relationship with Unibanco AIG Seguros. The Portal's purpose is to provide greater speed and quality of servicing. In December 2000, the Portal received 2,369 visits, climbing to 19,435 by December 2001. The ratio of transactions carried out versus visits to the site rose from 23% in 2000 to 54% in 2001.

13. Corporate Governance

In 2001, Unibanco's set of Corporate Governance practices was recognized. In June, Unibanco and Unibanco Holdings were part of the first group of companies to join BOVESPA's Level 1 of Corporate Governance. This illustrates the companies' commitment to high standards of governance and to the release of information in a transparent, concise and timely manner.

Unibanco was the first Brazilian company to receive a Corporate Governance rating granted by an independent risk-rating agency (SR Rating), scoring 8.4 on a 1 to 10 scale. This is the first rating of its kind in the country and only five agencies in the world provide this service, which once again confirms Unibanco's pioneering spirit in adopting and fostering good corporate governance practices.

Unibanco was also chosen to be part of the Dow Jones Sustainability Group Index (DJSGI), in its latest annual revision, as of October. The DJSGI is benchmark for an increasingly broad group of investors and funds with a Socially Responsible Investing (SRI) profile, or, investors concerned with social responsibility in the operation of the companies in which they are shareholders. Only four Brazilian companies are part of this edition of the index.

In 2001, Unibanco was the sole Latin American bank nominated by Investor Relations Magazine as the "Best Latin American Company Regarding Investor Relations in the US Market" Award.

For the past two years, MZ Consult has given the Investor Relations site the Top 5 Award for Investor Relations websites. Last year's award, sponsored jointly with Latin Finance magazine, involved 280 companies throughout Latin America, while the bank's website also placed second for all of whole Latin America.

14. Community-oriented Activities

All of Unibanco's activities geared toward adding value for shareholders were carried based on the most advanced methods of social responsibility, with efforts concentrated in the fields of culture, education, healthcare, the environment and volunteer work. Recognition of this work is reflected in some of the awards received in 2001, such as the Social Top of the Brazilian Sales and Marketing Executives Association *(ADVB – Associação dos Dirigentes de Vendas e Marketing do Brazil)*, for the Day-Care Center *(Creche Raízes)* project and for the 10th anniversary of Unibanco Environment *(Unibanco Ecologia)*. The same entity also bestowed the Citizen Company *(Empresa Cidadã)* award upon Unibanco, for investments in the community and in environmental education.

The Moreira Salles Institute *(IMS – Instituto Moreira Salles)*, established in 1990 and Unibanco's non-profit organization arm in charge of developing cultural programs, conceives, implements and presents projects in its cultural centers in Rio de Janeiro, São Paulo, Belo Horizonte and Poços de Caldas. In 2001, the 13 exhibitions held at the centers were visited, free of charge, by more than 31,000 people. Overall, the institute's activities drew more than 100,000 visitors. Additionally, the Moreira Salles Institute coordinates the activities of the Unibanco Cinema Space *(Espaço Unibanco de Cinema)*, the largest private chain dedicated to cinematic art and culture in the country, with an emphasis on local production. In 2001, the 34 exhibition rooms of the Space were visited by a total of 1.3 million viewers. Parallel events were visited by more than 300,000 people.

Education highlights included three initiatives: the contribution to the federal government's Literacy Solidarity *(Alfabetização Solidária)* project, benefiting 2500 students in northeastern towns and helping to cut down on illiteracy in the country; the Banco Fininvest *Inform* (Informatizar) project in Rio de Janeiro, which provides information technology lessons taught in schoolroom-buses; and the contribution to the Junior Achievement Association, in which volunteer Unibanco staff provided lessons to 130 youths on the subject of the business world. This Association, established in the United States in 1919, is active in more than 100 countries, and has helped more than 40,000 students.

In the healthcare field, the initiative comes from Unibanco AIG Seguros and Private Pension Plans, with part of the premiums paid by the "Women's Insurance" *(Seguro Mulher)* product being donated to the Brazilian Cancer Control Institute *(IBCC – Instituto Brasileiro de Controle do Câncer)*.

One of the best known programs geared toward the community, Unibanco Environment *(Unibanco Ecologia)*, has made 240 programs viable over the course of its 10-year existence, benefiting roughly 130 communities. During this time, it received 29 awards including the Golden Award of the International Public Relations Association and a Special Mention at the United Nations.

A major volunteer campaign, SuperAction Solidarity (*SuperAção Solidária*) was also carried out, this being the result of employee initiative and staff involvement from several areas. Through social activities resulting in effective aid to entities, it involved 4000 staff members in addition to family and friends, from July to September. These activities benefited 87 welfare entities from several states. Unibanco also helped with financial resources and institutional support, which complemented employee donations, in cash and in kind.

Closing Comments

Committed to pursuing the continued and balanced growth of the organization, with a view to providing greater value for our shareholders, we thank our customers, for whom we have tried to repay their trust and loyalty with constantly improving and unique standards of service; our employees and associates, who contributed so much toward the bank's growth and, finally, our shareholders, for their support and trust in our management. We maintain our strong belief in Brazil's development, for which our future activities are designed.

São Paulo, February 2002

The Board of Directors
The Office of the Executive Directors

Telefone: (11) 3150-1800
Fac-simile: (11) 258-8456
www.deloitte.com.br

Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have audited the balance sheets (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of December 31, 2001, and the related statements of income, changes in stockholders' equity (Parent Company), and changes in financial position for the six-month period and for the year then ended (all expressed in Brazilian reais). These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Bank and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates adopted by management of the Bank and its subsidiaries, as well as the evaluation of the overall financial statement presentation.

3. The financial statements of the consolidated subsidiaries described in item 16 of the attachment of the Note 10, for the six-month period and for the year ended December 31, 2001, were audited by other independent auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts derived from these subsidiaries, is based solely on the reports of the other independents auditors.

4. In our opinion, based on our audits and the report of other independent auditors, the financial statements referred in Paragraph 1 present fairly, in all material respects, the financial position (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of December 31, 2001, and the results of their operations, changes in stockholders' equity (Parent Company) and changes in their financial position for the six-month period and for the year then ended, in conformity with accounting practices established by Brazilian Corporate Law and the Central Bank of Brazil.

5. Additionally, we have audited the statement of cash flows (Parent Company and Consolidated) for the year ended December 31, 2001, presented in Note 20, applying the procedures described in Paragraph 2. This statement, not required by Brazilian Corporate Law, is designed to provide additional information. In our opinion, this statement presents fairly, in all material respects, the cash flows (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the year ended December 31, 2001, in conformity with Brazilian Accounting Practices.

6. The financial statements for the year ended December 31, 2000, presented for comparison purposes, were audited by other independent auditors whose report, dated February 13, 2001, expressed an unqualified opinion.

7. These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, February 15, 2002

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC No. 2 SP 011,609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070.483/O-4

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000
Amounts expressed in thousands of Reais

ASSETS	UNIBANCO 2001	UNIBANCO 2000	UNIBANCO CONSOLIDATED 2001	UNIBANCO CONSOLIDATED 2000
CURRENT ASSETS	**32,083,892**	**29,424,608**	**37,214,314**	**37,594,017**
CASH AND DUE FROM BANKS	**837,711**	**301,129**	**993,239**	**528,391**
SHORT-TERM INTERBANK INVESTMENTS	**5,531,254**	**6,550,525**	**4,673,057**	**7,047,203**
.Securities purchased under resale agreements	2,426,487	5,378,794	2,610,408	5,950,964
.Interbank deposits	3,042,203	1,169,874	1,647,091	786,006
.Savings deposits	-	-	352,994	308,376
.Foreign currency investments	62,564	1,857	62,564	1,857
MARKETABLE SECURITIES	**9,728,662**	**8,712,166**	**10,129,338**	**10,188,016**
.Own portfolio	3,107,340	2,778,985	2,981,548	3,949,037
.Subject to repurchase commitments	6,028,029	5,790,411	6,327,842	5,966,028
.Subject to negotiation and intermediation of securities:				
- Option premiums	-	1,041	-	1,041
.Linked to Brazilian Central Bank	564,247	22,336	760,019	22,458
.Certificates of privatization	-	62	-	62
.Linked to guarantees rendered	40,221	131,324	95,173	280,798
.Allowance for losses	(11,175)	(11,993)	(35,244)	(31,408)
INTERBANK ACCOUNTS	**1,456,845**	**1,089,311**	**1,545,152**	**1,439,413**
.Payments and receipts pending settlement	9,907	10,771	14,824	14,434
.Compulsory deposits:				
- Brazilian Central Bank	1,437,911	1,069,972	1,513,673	1,414,430
- National Housing System - SFH	3,808	3,443	3,808	3,778
- National Treasure - rural credit	564	578	564	1,904
.Interbank onlendings	945	-	945	-
.Correspondent banks	3,710	4,547	11,338	4,867
INTERDEPARTMENTAL ACCOUNTS	**4,330**	**649**	**4,527**	**7,304**
.Third-party funds in transit	2,828	572	3,025	995
.Internal transfers of funds	1,502	77	1,502	6,309
LENDING OPERATIONS	**11,491,510**	**8,286,496**	**15,462,711**	**12,033,202**
.Lending operations:				
- Public sector	12,781	896	12,781	896
- Private sector	12,178,687	8,859,897	16,645,582	13,151,565
.Allowance for lending losses	(699,958)	(574,297)	(1,195,652)	(1,119,259)
LEASING OPERATIONS	**109**	**144**	**443,778**	**587,223**
.Leasing operations:				
- Private sector	112	149	483,103	657,481
.Allowance for leasing losses	(3)	(5)	(39,325)	(70,258)
OTHER CREDITS	**2,946,479**	**4,389,985**	**3,690,368**	**5,468,373**
.Foreign exchange portfolio	1,792,260	2,953,871	1,792,260	3,176,394
.Income receivable	167,386	89,010	73,837	77,345
.Negotiation and intermediation of securities	481,704	278,204	516,821	336,451
.Sundry	536,198	1,098,368	1,348,603	1,929,849
.Allowance for other credits losses	(31,069)	(29,468)	(41,153)	(51,666)
OTHER ASSETS	**86,992**	**94,203**	**272,144**	**294,892**
.Other assets	92,775	138,517	218,668	284,740
.Allowance for other assets losses	(41,494)	(64,477)	(66,654)	(94,281)
.Prepaid expenses	35,711	20,163	120,130	104,433

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000

	UNIBANCO		UNIBANCO CONSOLIDATED	
ASSETS	2001	2000	2001	2000
LONG-TERM ASSETS	**11,092,225**	**6,620,069**	**14,838,162**	**10,565,450**
INTERBANK INVESTMENTS	**24,701**	**20,433**	**24,701**	**89,490**
.Interbank deposits	24,701	20,433	24,701	89,490
MARKETABLE SECURITIES	**3,364,556**	**1,362,724**	**5,225,498**	**2,744,404**
.Own portfolio	2,470,577	1,018,956	4,007,526	2,305,554
.Linked to Brazilian Central Bank	498,079	-	560,014	2,824
.Certificates of privatization	64	-	180	94
.Linked to guarantees rendered	455,481	376,390	751,398	483,860
.Allowance for losses	(59,645)	(32,622)	(93,620)	(47,928)
INTERBANK ACCOUNTS	**206,369**	**139,655**	**57,567**	**35,333**
.Compulsory deposits:				
- National Housing System - SFH	57,567	26,158	57,567	35,333
.Interbank onlendings	148,802	113,497	-	-
LENDING OPERATIONS	**5,708,205**	**4,320,492**	**6,037,716**	**5,159,972**
.Lending operations:				
- Public sector	234,817	206,531	234,817	206,531
- Private sector	5,679,023	4,301,578	6,021,057	5,151,327
.Allowance for lending losses	(205,635)	(187,617)	(218,158)	(197,886)
LEASING OPERATIONS	**2**	**5**	**256,631**	**235,624**
.Leasing operations:				
- Private sector	2	5	289,851	273,465
.Allowance for leasing losses	-	-	(33,220)	(37,841)
OTHER CREDITS	**1,761,387**	**775,091**	**3,181,513**	**2,286,273**
.Receivables on guarantees honored	590	108	590	108
.Foreign exchange portfolio	1,534	3,503	1,534	3,511
.Income receivable	2,969	-	3,230	231
.Negotiation and intermediation of securities	140,750	4,717	101,874	14,148
.Specific credits	3,819	2,752	3,819	3,691
.Sundry	1,613,031	765,347	3,081,453	2,271,966
.Allowance for other credits losses	(1,306)	(1,336)	(10,987)	(7,382)
OTHER ASSETS	**27,005**	**1,669**	**54,536**	**14,354**
.Prepaid expenses	27,005	1,669	54,536	14,354
PERMANENT ASSETS	**5,963,646**	**5,504,700**	**3,563,967**	**3,336,837**
INVESTMENTS	**5,126,766**	**4,887,354**	**1,693,728**	**1,657,390**
.Investments in subsidiary and associated companies	3,606,320	3,443,702	50,374	55,644
-Local	2,647,876	3,167,775	50,374	55,644
-Foreign	958,444	275,927	-	-
.Goodwill on acquisitions of subsidiaries	1,484,966	1,420,690	1,491,250	1,475,430
.Other investments	77,450	61,228	230,895	200,843
.Allowance for losses	(41,970)	(38,266)	(78,791)	(74,527)
FIXED ASSETS	**451,530**	**353,531**	**1,238,528**	**1,224,334**
.Land and buildings in use	158,723	141,861	910,665	900,717
.Other fixed assets	647,798	524,041	1,028,177	1,061,312
.Accumulated depreciation	(354,991)	(312,371)	(700,314)	(737,695)
LEASED FIXED ASSETS	-	-	**2,204**	**1,101**
.Leased assets	-	-	3,308	1,252
.Accumulated depreciation	-	-	(1,104)	(151)
DEFERRED CHARGES	**385,350**	**263,815**	**629,507**	**454,012**
.Organization and expansion costs	779,630	568,922	1,164,950	1,023,331
.Accumulated amortization	(394,280)	(305,107)	(535,443)	(569,319)
TOTAL	**49,139,763**	**41,549,377**	**55,616,443**	**51,496,304**

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000

LIABILITIES AND STOCKHOLDERS' EQUITY	UNIBANCO 2001	UNIBANCO 2000	UNIBANCO CONSOLIDATED 2001	UNIBANCO CONSOLIDATED 2000
CURRENT LIABILITIES	**31,431,690**	**27,828,264**	**36,927,632**	**36,351,915**
DEPOSITS	**12,191,766**	**8,223,678**	**13,664,794**	**11,170,004**
.Demand deposits	1,966,689	1,873,402	2,402,945	2,391,980
.Savings deposits	4,796,090	2,786,080	4,733,743	3,706,062
.Interbank deposits	478,187	263,900	152,114	198,213
.Time deposits	4,950,800	3,300,296	6,375,992	4,873,749
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	**7,918,418**	**10,181,794**	**8,087,206**	**10,222,756**
.Own portfolio	5,705,005	5,636,911	5,915,619	5,803,395
.Third parties portfolio	2,213,413	4,544,883	2,171,587	4,419,361
RESOURCES FROM SECURITIES ISSUED	**3,294,366**	**2,525,679**	**2,386,920**	**2,694,524**
.Mortgage notes	459,379	380,050	467,404	442,713
.Debentures	-	-	-	338,941
.Securities abroad	2,834,987	2,145,629	1,919,516	1,912,870
INTERBANK ACCOUNTS	**34,932**	**37,397**	**59,477**	**36,512**
.Receipts and payments pending settlement	4,304	24,115	11,153	27,954
.Interbank onlendings	-	-	36,696	462
.Correspondent banks	30,628	13,282	11,628	8,096
INTERDEPARTMENTAL ACCOUNTS	**256,906**	**333,645**	**258,219**	**393,732**
.Third-party funds in transit	243,423	330,736	244,659	390,743
.Internal transfers of funds	13,483	2,909	13,560	2,989
BORROWINGS	**4,557,224**	**3,612,659**	**4,815,262**	**4,193,839**
.Borrowings in Brazil - governmental agencies	486	2,480	486	2,480
.Borrowings in Brazil - other institutions	-	-	290,708	197,935
.Foreign borrowings	4,556,738	3,610,179	4,524,068	3,993,424
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**1,141,579**	**776,481**	**1,212,142**	**915,991**
.National Treasury	500	2,776	500	2,776
.BNDES (National Economic Development Bank)	454,658	433,479	454,658	494,680
.FINAME (National Industrial Financing Authority)	686,421	340,226	756,984	418,535
OTHER LIABILITIES	**2,036,499**	**2,136,931**	**6,443,612**	**6,724,557**
.Collection of taxes and social contributions	23,898	14,926	24,745	25,546
.Foreign exchange portfolio	541,576	1,020,684	541,579	1,163,954
.Social and statutory	253,456	189,749	311,486	222,541
.Taxes and social security	103,639	98,840	391,245	397,836
.Negotiation and intermediation of securities	80,991	332,998	239,715	431,487
.Accounts payable for purchase of assets	169,739	127,023	170,092	127,357
.Technical provisions for insurance, capitalization and retirement plans	-	-	2,342,314	2,100,532
.Sundry	863,200	352,711	2,422,436	2,255,304

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000

LIABILITIES AND STOCKHOLDERS' EQUITY	UNIBANCO 2001	UNIBANCO 2000	UNIBANCO CONSOLIDATED 2001	UNIBANCO CONSOLIDATED 2000
LONG-TERM LIABILITIES	**11,623,670**	**8,199,854**	**11,530,168**	**8,636,823**
DEPOSITS	**5,654,508**	**3,383,546**	**5,267,017**	**2,180,362**
.Interbank deposits	95	102	6,099	783
.Time deposits	5,654,413	3,383,444	5,260,918	2,179,579
RESOURCES FROM SECURITIES ISSUED	**1,498,112**	**1,326,500**	**910,154**	**1,733,892**
.Mortgage notes	1,883	1,320	10,466	12,861
.Debentures	-	-	-	706,155
.Securities abroad	1,496,229	1,325,180	899,688	1,014,876
INTERBANK ACCOUNTS	-	-	-	**9,777**
.Interbank onlendings	-	-	-	9,777
BORROWINGS	**494,009**	**635,571**	**499,746**	**650,539**
.Borrowings in Brazil - governmental agencies	1,254	5,536	1,254	5,536
.Foreign borrowings	492,755	630,035	498,492	645,003
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**3,131,791**	**2,122,685**	**3,223,562**	**2,402,590**
.National Treasury	74,487	25,862	74,488	25,862
.BNDES (National Economic Development Bank)	2,188,748	1,347,775	2,188,748	1,550,244
.FINAME (National Industrial Financing Authority)	868,556	749,048	960,326	826,484
OTHER LIABILITIES	**845,250**	**731,552**	**1,629,689**	**1,659,663**
.Foreign exchange portfolio	-	3,422	-	3,422
.Taxes and social security	368,892	289,157	872,963	755,787
.Negotiation and intermediation of securities	23,717	5,106	40,100	16,326
.Accounts payable for purchase of assets	73,208	127,023	73,210	127,023
.Sundry	379,433	306,844	643,416	757,105
DEFERRED INCOME	**12,010**	**17,161**	**52,618**	**74,586**
.Deferred income	12,010	17,161	52,618	74,586
MINORITY INTEREST	-	-	**1,033,632**	**928,882**
STOCKHOLDERS' EQUITY	**6,072,393**	**5,504,098**	**6,072,393**	**5,504,098**
.Capital	**3,690,602**	**3,386,274**	**3,690,602**	**3,386,274**
- Local residents	2,490,837	2,030,020	2,490,837	2,030,020
- Foreign residents	1,199,765	1,356,254	1,199,765	1,356,254
.Capital reserves	157,740	157,553	157,740	157,553
.Revaluation reserve on subsidiaries	5,124	1,332	5,124	1,332
.Revenue reserves	2,305,695	1,963,106	2,305,695	1,963,106
.Treasury stocks	(86,768)	(4,167)	(86,768)	(4,167)
STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	**7,106,025**	**6,432,980**
TOTAL	**49,139,763**	**41,549,377**	**55,616,443**	**51,496,304**

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME

Amounts expressed in thousands of Reais

		UNIBANCO		UNIBANCO CONSOLIDATED	
	Six months ended	Years ended December 31,		Years ended December 31,	
	December 31, 2001	2001	2000	2001	2000
REVENUE FROM FINANCIAL INTERMEDIATION	**3,542,475**	**6,551,966**	**4,742,091**	**10,175,227**	**6,717,616**
Lending operations	2,113,461	3,913,964	3,045,149	6,655,057	4,381,131
Leasing operations	(71)	(122)	2,038	169,527	158,092
Marketable securities	1,327,187	2,455,643	1,609,157	3,111,434	2,084,916
Foreign exchange transactions	49,179	111,995	52,062	117,339	56,403
Compulsory deposits	52,719	70,486	33,685	121,870	37,074
EXPENSES ON FINANCIAL INTERMEDIATION	**(2,685,465)**	**(5,039,108)**	**(3,549,860)**	**(6,438,944)**	**(4,075,647)**
Deposits and securities sold	(1,895,884)	(3,678,856)	(2,191,472)	(4,075,883)	(2,245,107)
Borrowings and onlendings	(297,995)	(575,866)	(513,764)	(713,334)	(588,898)
Provision for lending, leasing and other credits losses	(491,586)	(784,386)	(844,624)	(1,649,727)	(1,241,642)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**857,010**	**1,512,858**	**1,192,231**	**3,736,283**	**2,641,969**
OTHER OPERATING INCOME (EXPENSES)	**(427,699)**	**(694,815)**	**(689,469)**	**(2,502,454)**	**(1,878,373)**
Services rendered	554,010	1,014,820	910,301	2,184,966	1,639,800
Insurance, capitalization and retirement plans premiums	-	-	-	1,765,984	1,388,945
Changes in technical provisions for insurance, capitalization and retirement plans	-	-	-	(530,445)	(482,389)
Insurance claims	-	-	-	(591,318)	(447,190)
Private retirement plans benefits expenses	-	-	-	(370,166)	(270,843)
Selling, other insurance and private retirement plans expenses	-	-	-	(144,859)	(100,821)
Credit card selling expenses	-	-	-	(172,709)	(140,163)
Salaries, benefits, training and social security	(592,068)	(1,049,260)	(798,230)	(1,603,423)	(1,164,584)
Other administrative expenses	(763,606)	(1,355,159)	(1,228,290)	(2,360,441)	(1,837,141)
Financial transaction and other taxes	(132,839)	(215,750)	(187,852)	(585,122)	(495,979)
Equity in the results of subsidiary and associated companies	641,033	1,114,680	774,481	7,575	3,696
Other operating income	39,844	151,609	197,853	401,369	398,624
Other operating expenses	(174,073)	(355,755)	(357,732)	(503,865)	(370,328)
OPERATING INCOME	**429,311**	**818,043**	**502,762**	**1,233,829**	**763,596**
NON-OPERATING INCOME (EXPENSE), NET	**(5,667)**	**40,392**	**332,994**	**27,428**	**405,803**
INCOME BEFORE TAXES AND PROFIT SHARING	**423,644**	**858,435**	**835,756**	**1,261,257**	**1,169,399**
INCOME TAX AND SOCIAL CONTRIBUTION	**182,654**	**237,582**	**-**	**(11,675)**	**(224,427)**
Current	(4,225)	(16,018)	(25,464)	(254,560)	(244,903)
Deferred	186,879	253,600	25,464	242,885	20,476
PROFIT SHARING	**(65,057)**	**(124,076)**	**(96,603)**	**(170,215)**	**(127,101)**
Management	(3,830)	(6,008)	(3,798)	(9,256)	(6,391)
Employees	(61,227)	(118,068)	(92,805)	(160,959)	(120,710)
NET INCOME BEFORE MINORITY INTEREST	**541,241**	**971,941**	**739,153**	**1,079,367**	**817,871**
MINORITY INTEREST	**-**	**-**	**-**	**(107,426)**	**(78,718)**
NET INCOME	**541,241**	**971,941**	**739,153**	**971,941**	**739,153**
Number of outstanding shares (Note 15a)	138,588,212,212	138,588,212,212	140,328,646,079		
Adjusted net income per 1,000 shares (Note 15e) - R$	3.88	6.95	6.02		
Net equity per 1,000 shares - R$	43.82	43.82	39.22		

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts expressed in thousands of Reais

					Revenue reserves					
						Statutory				
	Capital	Capital increase	Capital reserve	Revaluation reserve	Legal	Special dividends reserve	Other statutory reserves	Treasury stocks	Retained earnings	Total
At January 1, 2000	**2,324,100**	-	**157,553**	**1,332**	**153,360**	**63,898**	**1,305,630**	**(4,167)**	-	**4,001,706**
Prior year adjustments	-	-	-	-	-	-	-	-	(11,832)	(11,832)
Capital increase in cash	1,062,174	-	-	-	-	-	-	-	-	1,062,174
Net income for the year	-	-	-	-	-	-	-	-	739,153	739,153
Constitution of reserves	-	-	-	-	36,957	-	403,261	-	(440,218)	-
Dividends proposed	-	-	-	-	-	-	-	-	(132,607)	(132,607)
Interest on own capital	-	-	-	-	-	-	-	-	(154,496)	(154,496)
At December 31, 2000	**3,386,274**	-	**157,553**	**1,332**	**190,317**	**63,898**	**1,708,891**	**(4,167)**	-	**5,504,098**
Capital increase	-	304,328	-	-	(15,100)	-	(286,907)	-	-	2,321
Acquisitions of own stocks	-	-	-	-	-	-	-	(82,601)	-	(82,601)
Prior year adjustments	-	-	-	-	-	-	-	-	(4,152)	(4,152)
Constitution of the revaluation reserve from subsidiary companies, not recorded in prior year	-	-	-	4,152	-	-	-	-	-	4,152
Realization of revaluation reserve of assets in subsidiary companies	-	-	-	(360)	-	-	-	-	-	(360)
Restatement of exchange membership certificates	-	-	187	-	-	-	-	-	-	187
Net income for the year	-	-	-	-	-	-	-	-	971,941	971,941
Constitution of reserves	-	-	-	-	48,597	-	595,999	-	(644,596)	-
Dividends proposed	-	-	-	-	-	-	-	-	(323,193)	(323,193)
At December 31, 2001	**3,386,274**	**304,328**	**157,740**	**5,124**	**223,814**	**63,898**	**2,017,983**	**(86,768)**	-	**6,072,393**
At July 1, 2001	**3,386,274**	-	**157,553**	**5,323**	**211,852**	**63,898**	**1,967,067**	**(4,167)**	-	**5,787,800**
Reversal of prior year adjustments	-	-	-	-	-	-	-	-	(5,371)	(5,371)
Transfer to reserve	-	-	-	-	-	-	(5,371)	-	5,371	-
Capital increase	-	304,328	-	-	(15,100)	-	(286,907)	-	-	2,321
Acquisitions of own stocks	-	-	-	-	-	-	-	(82,601)	-	(82,601)
Realization of revaluation reserve of assets in subsidiary companies	-	-	-	(199)	-	-	-	-	-	(199)
Restatement of exchange membership certificates	-	-	187	-	-	-	-	-	-	187
Net income for the period	-	-	-	-	-	-	-	-	541,241	541,241
Constitution of reserves	-	-	-	-	27,062	-	343,194	-	(370,256)	-
Dividends proposed	-	-	-	-	-	-	-	-	(170,985)	(170,985)
At December 31, 2001	**3,386,274**	**304,328**	**157,740**	**5,124**	**223,814**	**63,898**	**2,017,983**	**(86,768)**	-	**6,072,393**

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 15b)

	2001	2000
.On common shares: R$	2.21690	2.23280
.On preferred shares: R$	2.43860	2.45613

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

Amounts expressed in thousands of Reais

	UNIBANCO			UNIBANCO CONSOLIDATED	
	Six months ended	Years ended December 31,		Years ended December 31,	
	December 31, 200	2001	2000	2001	2000
FINANCIAL RESOURCES WERE PROVIDED BY:	**9,669,199**	**12,525,104**	**10,795,868**	**12,316,467**	**13,104,038**
NET INCOME FOR THE PERIOD	**541,241**	**971,941**	**739,153**	**971,941**	**739,153**
ADJUSTMENTS TO NET INCOME	**(464,574)**	**(883,327)**	**(524,594)**	**360,685**	**334,227**
.Depreciation and amortization	91,149	164,107	220,034	312,134	307,947
.Amortization of goodwill, net of negative goodwill on acquisition of subsidiaries	43,162	77,657	7,355	75,751	8,098
.Exchange gains on foreign investments	56,824	12,088	(11,606)	-	-
.Provision for losses on investments	483	483	34,104	4,238	21,878
.Equity in the results of subsidiary and associated companies	(641,033)	(1,114,680)	(774,481)	(7,575)	(3,696)
.Reversal of provision for other assets losses	(15,159)	(22,982)	-	(23,863)	-
CHANGE IN DEFERRED INCOME	-	-	**418**	-	**32,893**
CHANGE IN MINORITY INTEREST	-	-	-	**104,750**	**347,573**
STOCKHOLDERS' FUNDS	**2,321**	**2,321**	**1,062,174**	**2,321**	**1,062,174**
.Capital increase	2,321	2,321	1,062,174	2,321	1,062,174
THIRD PARTY FUNDS:					
INCREASE IN LIABILITIES	**5,850,279**	**9,369,822**	**8,884,356**	**7,169,198**	**9,762,849**
.Deposits	5,644,123	6,239,050	1,372,861	5,581,445	1,883,871
.Securities sold under repurchase agreements	-	-	6,157,025	-	6,010,609
.Resources from securities issued	-	940,299	230,326	-	-
.Interbank and interdepartmental accounts	-	-	55,870	-	-
.Borrowings and onlendings in Brazil - governmental agencies	206,156	2,177,207	549,674	1,587,753	438,678
.Other liabilities	-	13,266	518,600	-	1,429,691
DECREASE IN ASSETS	**3,116,844**	**1,472,251**	**319,278**	**3,444,138**	**626,942**
.Interbank investments	1,875,096	1,015,003	-	2,438,935	-
.Interbank and interdepartmental accounts	1,062,868	-	263,590	-	291,983
.Leasing operations	12	38	28,078	122,438	334,959
.Other credits	178,868	457,210	-	882,765	-
.Other assets	-	-	27,610	-	-
SALE OF ASSETS AND INVESTMENTS	**59,340**	**226,629**	**202,958**	**260,934**	**198,227**
.Foreclosed assets	41,393	73,137	36,200	135,079	60,256
.Investments	17,631	134,509	139,057	32,702	104,981
.Fixed assets	316	18,983	27,701	93,153	32,990
DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED/PROPOSED FROM SUBSIDIARY AND ASSOCIATED COMPANIES	**563,748**	**1,365,467**	**112,125**	**2,500**	-

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CHANGES IN FINANCIAL POSITION
Amounts expressed in thousands of Reais

		UNIBANCO		UNIBANCO CONSOLIDATED	
	Six months ended	Years ended December 31,		Years ended December 31,	
	December 31, 200:	2001	2000	2001	2000
FINANCIAL RESOURCES WERE USED FOR :	**9,576,073**	**11,988,522**	**10,946,191**	**11,851,619**	**13,087,872**
DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	**170,985**	**323,193**	**287,103**	**323,193**	**287,103**
ACQUISITION OF OWN STOCKS	**82,601**	**82,601**	-	**82,601**	-
CHANGE IN DEFERRED INCOME	**5,703**	**5,151**	-	**13,017**	-
PRIOR YEAR ADJUSTMENTS	**5,371**	-	**11,832**	-	**11,832**
INVESTMENTS IN:	**758,944**	**930,547**	**2,247,270**	**494,870**	**1,856,714**
.Foreclosed assets	14,214	24,705	30,395	69,320	56,626
.Goodwill on acquisition of subsidiaries	59,235	59,235	1,428,045	100,522	1,483,528
.Investments	541,188	655,874	708,919	52,556	34,681
.Fixed assets	144,307	190,733	79,911	270,417	280,627
.Leased fixed assets	-	-	-	2,055	1,252
DEFERRED CHARGES	**150,324**	**211,891**	**91,904**	**323,607**	**171,240**
INCREASE IN ASSETS	**3,176,882**	**8,092,559**	**8,308,082**	**6,914,195**	**10,229,625**
.Interbank investments	-	-	1,322,954	-	1,732,470
.Marketable securities	1,686,516	3,018,328	3,843,829	2,422,416	3,724,872
.Interbank and interdepartmental accounts	-	437,929	-	125,196	-
.Lending operations	1,470,462	4,592,727	1,658,220	4,307,253	3,093,876
.Other credits	-	-	1,483,079	-	1,670,396
.Other assets	19,904	43,575	-	59,330	8,011
DECREASE IN LIABILITIES	**5,225,263**	**2,342,580**	-	**3,700,136**	**531,358**
.Securities sold under repurchase agreements	3,090,328	2,263,376	-	2,135,550	-
.Resources from securities issued	590,056	-	-	1,131,342	419,504
.Interbank and interdepartmental accounts	1,118,417	79,204	-	122,325	111,854
.Other liabilities	426,462	-	-	310,919	-
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	**93,126**	**536,582**	**(150,323)**	**464,848**	**16,166**
CHANGES IN FINANCIAL POSITION					
Cash and due from banks					
.At the beginning of the period	744,585	301,129	451,452	528,391	512,225
.At the end of the period	837,711	837,711	301,129	993,239	528,391
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	**93,126**	**536,582**	**(150,323)**	**464,848**	**16,166**

The accompanying notes are an integral part of these financial statements.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, capitalization plans, private retirement plans, and asset management.

During 2000 the Unibanco Conglomerate expanded its financial, insurance and credit card activities through the following acquisitions:

- 100% of Banco Credibanco S.A. (Credibanco) and its subsidiary companies in April;
- 100% of Banco Bandeirantes S.A. (Bandeirantes) and its subsidiary companies in December; and
- the remaining 50% of Banco Fininvest S.A. (Fininvest) and its subsidiary companies in December.

The consolidated financial statements for 2001, as mentioned in Note 3, comprise those of acquired companies operations, and for 2000 comprise the operations of acquired companies proportionally.

In 2001, the Unibanco Conglomerate increased its consumer credit operations, through the following strategic associations:

- with Magazine Luiza S.A. (Magazine Luiza), a traditional department store chain, through a creation of a new credit, financing and investment company with 50% participation of Fininvest, in September; and
- with Globex Utilidades S.A. (Globex), controlling company of Ponto Frio retail chain, acquiring 50% of Banco Investcred S.A. (Investcred) and its subsidiary companies in October.

The consolidated financial statements mentioned in Note 3 comprise the operations of acquired companies since the acquisition date.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), and have been prepared in accordance with accounting principles established by Brazilian Corporate Law and the Brazilian Central Bank.

3. Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as unrealized results, were eliminated upon consolidation.

The consolidated financial statements comprise the accounts of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 10.

The financial statements of the subsidiaries Unibanco Leasing S.A. - *Arrendamento Mercantil* and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The main balances [1] included in the consolidation related to jointly controlled companies are summarized as follows:

Balance Sheet	2001 [2]	2000		2001 [2]	2000
Assets			**Liabilities**		
Cash and due from banks	55,561	31,224	Deposits	321,431	35,783
Interbank investments	26,348	3,805	Securities sold under repurchase agreements	1,351	4,533
Marketable securities	209,099	206,811	Resources from securities issued	23,630	19,182
Lending operations	1,176,734	804,872	Borrowings	143,393	200,000
Other credits	466,617	412,167	Other liabilities	1,307,156	1,144,321
Other assets	4,849	2,788			
Permanent assets	104,640	83,102			
Total assets	**2,043,848**	**1,544,769**	**Total liabilities**	**1,796,961**	**1,403,819**
			Consolidated net asset	**246,887**	**140,950**

Statement of income - For the years ended December 31,	2001 [2] [3]	2000 [3] [4]
Revenue from financial intermediation	595,463	817,878
Expenses on financial intermediation	(239,372)	(381,746)
Salaries, benefits, training and social security	(129,071)	(164,454)
Other administrative expenses	(283,689)	(287,424)
Other operating income, net	336,926	251,982
Non-operating income (expenses), net	(13,102)	(2,015)
Income tax and social contribution	(85,968)	(85,013)
Profit sharing	(10,405)	(14,957)
Net income	**170,782**	**134,251**

[1] Without elimination between intercompany balances from Unibanco Conglomerate.
[2] Includes the participation in Investcred and its subsidiary companies and the participation in FMX S.A. Sociedade de Crédito, Financiamento e Investimento (the operating company resulting from the strategic association with Magazine Luiza), since the acquisition date.
[3] Credicard S.A. – Administradora de Cartões de Crédito is consolidated in the statements of income, using a different percentage according to the performance of each stockholder, under the terms of an operational agreement.
[4] Includes the proportional results of Fininvest and its subsidiary companies up to November 2000.

4. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the provision for the PIS (Employee's Profit Participation Program) at a rate of 0.65% and COFINS (Tax for Social Security Financing) at a rate of 3%;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated at the rate of 12% in January 2000 and 9% from February 2000 on the adjusted income before income tax;

- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses. The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Permanent assets

Investments, fixed assets and deferred charges are stated at cost plus restatement through December 31, 1995.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 10. Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(d) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations.

(e) Deferred income

Deferred income includes prepaid non-returnable revenues.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

5. Marketable Securities

									Unibanco
								2001	2000
	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total	Total
Own portfolio	**174,333**	**2,646,626**	**307,286**	**861,225**	**741,692**	**846,570**	**185**	**5,577,917**	**3,797,941**
Federal government securities	-	22,739	44,090	169,679	25,717	9,084	-	271,309	875,768
Corporate debt securities	23,334	121,927	228,284	673,690	605,501	767,876	-	2,420,612	966,708
Bank debt securities	-	2,501,350	24,458	8,055	95,148	23,339	-	2,652,350	1,772,146
Brazilian sovereign bonds	-	610	10,454	9,801	15,326	46,115	5	82,311	25,715
Securities of foreign governments	-	-	-	-	-	156	180	336	290
State and municipal securities	11,792	-	-	-	-	-	-	11,792	11,792
Mutual funds	299	-	-	-	-	-	-	299	79
Marketable equity securities	138,908	-	-	-	-	-	-	138,908	145,443
Subject to repurchase commitments	**-**	**5,627,841**	**400,188**	**-**	**-**	**-**	**-**	**6,028,029**	**5,790,411**
Federal government securities	-	5,383,937	-	-	-	-	-	5,383,937	5,180,177
Corporate debt securities	-	9,735	297,619	-	-	-	-	307,354	388,304
Bank debt securities	-	21,369	59,947	-	-	-	-	81,316	130,811
Brazilian sovereign bonds	-	212,800	42,622	-	-	-	-	255,422	91,119
Subject to negotiation and intermediation of securities	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,041**
Option premiums	-	-	-	-	-	-	-	-	1,041
Linked to Brazilian Central Bank	**-**	**23,340**	**540,907**	**498,079**	**-**	**-**	**-**	**1,062,326**	**22,336**
Federal government securities	-	23,340	540,907	498,079	-	-	-	1,062,326	22,336
Certificates of privatization	**64**	**-**	**-**	**-**	**-**	**-**	**-**	**64**	**62**
Linked to guarantees rendered	**-**	**16,337**	**23,884**	**455,481**	**-**	**-**	**-**	**495,702**	**507,714**
Federal government securities	-	16,337	23,884	455,481	-	-	-	495,702	438,525
Corporate debt securities	-	-	-	-	-	-	-	-	69,189
Subtotal	**174,397**	**8,314,144**	**1,272,265**	**1,814,785**	**741,692**	**846,570**	**185**	**13,164,038**	**10,119,505**
Allowance for losses	**(14,046)**	**(1,048)**	**(5,149)**	**(24,527)**	**(671)**	**(25,379)**	**-**	**(70,820)**	**(44,615)**
Total	**160,351**	**8,313,096**	**1,267,116**	**1,790,258**	**741,021**	**821,191**	**185**	**13,093,218**	**10,074,890**

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

								Unibanco Consolidated	
								2001	2000
	No stated Maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total	Total
Own portfolio	**2,252,542**	**314,533**	**440,884**	**1,681,065**	**1,202,743**	**1,019,185**	**78,122**	**6,989,074**	**6,254,591**
Federal government securities	-	55,970	102,295	862,034	382,526	45,331	73,341	1,521,497	2,541,497
Corporate debt securities	28,268	190,382	283,183	791,303	731,245	891,541	-	2,915,922	1,470,547
Bank debt securities	685	59,234	43,877	10,465	53,344	31,956	-	199,561	227,026
Brazilian sovereign bonds	-	610	10,476	16,736	25,915	49,439	4,601	107,777	28,662
Securities of foreign governments	-	8,337	1,053	527	9,713	918	180	20,728	7,944
State and municipal securities	11,792	-	-	-	-	-	-	11,792	11,792
Mutual funds	2,047,233	-	-	-	-	-	-	2,047,233	1,794,480
Marketable equity securities	164,564	-	-	-	-	-	-	164,564	172,643
Subject to repurchase commitments	-	**5,904,042**	**423,800**	-	-	-	-	**6,327,842**	**5,966,028**
Federal government securities	-	5,660,073	-	-	-	-	-	5,660,073	5,315,850
Securities of foreign governments	-	65	-	-	-	-	-	65	4,085
Corporate debt securities	-	9,735	297,619	-	-	-	-	307,354	389,046
Bank debt securities	-	21,368	83,559	-	-	-	-	104,927	165,928
Brazilian sovereign bonds	-	212,801	42,622	-	-	-	-	255,423	91,119
Subject to negotiation and intermediation of securities	-	-	-	-	-	-	-	-	**1,041**
Option premiums	-	-	-	-	-	-	-	-	1,041
Linked to Brazilian Central Bank	-	**76,045**	**683,974**	**560,004**	**10**	-	-	**1,320,033**	**25,282**
Federal government securities	-	76,045	683,974	560,004	10	-	-	1,320,033	25,282
Certificates of privatization	**180**	-	-	-	-	-	-	**180**	**156**
Linked to guarantees rendered	-	**29,946**	**65,227**	**751,398**	-	-	-	**846,571**	**764,658**
Federal government securities	-	29,946	65,227	751,398	-	-	-	846,571	695,469
Corporate debt securities	-	-	-	-	-	-	-	-	69,189
Subtotal	2,252,722	6,324,566	1,613,885	2,992,467	1,202,753	1,019,185	78,122	15,483,700	13,011,756
Allowance for losses	(33,305)	(9,433)	(7,183)	(49,438)	(2,932)	(26,573)	-	(128,864)	(79,336)
Total	2,219,417	6,315,133	1,606,702	2,943,029	1,199,821	992,612	78,122	15,354,836	12,932,420

The maturities of securities subject to repurchase commitments follow the contractual maturities of repurchase agreements.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

6. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
By type				
Discounted loans and notes	10,264,370	7,355,208	10,950,867	8,741,839
Financing	6,536,876	4,943,434	7,703,696	6,178,837
Agricultural	833,042	669,962	833,042	733,701
Real estate loans	471,020	400,298	478,912	488,854
Credit card	-	-	2,947,720	2,367,088
Total lending operations	**18,105,308**	**13,368,902**	**22,914,237**	**18,510,319**
Leasing operations	114	154	772,954	930,946
Advances on exchange contracts (1)	1,375,737	1,740,263	1,375,737	1,817,448
Total lending operations, leasing and advances on exchange contracts	**1,375,851**	**1,740,417**	**2,148,691**	**2,748,394**
Guarantees honored	590	108	590	108
Other receivables (2)	260,028	320,006	294,907	355,741
Total other credits	**260,618**	**320,114**	**295,497**	**355,849**
Assignment of loans with co-obligation (3)	-	-	**139,789**	**219,999**
Co-obligation on credit card customer financing (3)	-	-	**328,477**	**313,304**
Total risk (4)	**19,741,777**	**15,429,433**	**25,826,691**	**22,147,865**
By maturity				
Past-due for more than 14 days (Note 6d)	441,176	282,789	1,735,196	1,313,078
Falling due:				
Less than 3 months (5)	7,420,497	6,408,552	10,847,782	10,016,623
Between 3 months and 1 year	5,941,297	4,210,510	6,659,550	5,156,714
Between 1 and 3 years	3,338,344	2,750,255	3,908,280	3,713,544
More than 3 years	2,600,463	1,777,327	2,675,883	1,947,906
Total risk	**19,741,777**	**15,429,433**	**25,826,691**	**22,147,865**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) The total risk does not include guarantees in the amount of R$3,994,317 (2000 – R$3,373,955) in Unibanco and R$4,002,141 (2000 – R$3,573,869) in Unibanco Consolidated, that are recorded as off-balance sheet items, from which management does not expect losses.
(5) Includes 14 days past-due amounts.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(b) Components of lending, leasing and other credits by business activity:

				Unibanco
		2001		2000
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	1,206,398	6.1	628,557	4.1
Chemical and pharmaceutical	947,530	4.8	840,788	5.4
Food, beverages and tobacco	905,022	4.6	815,757	5.3
Paper, paper products, printing and publishing	887,998	4.5	529,781	3.4
Basic metal industries	852,712	4.3	534,626	3.5
Automobile industry	657,554	3.3	965,350	6.3
Petrochemical	523,111	2.6	129,521	0.8
Production of machines and equipment	395,293	2.0	289,821	1.9
Non-metallic minerals	347,316	1.8	92,900	0.6
Textiles, clothing and leather goods	317,043	1.6	350,060	2.3
Electronic and communications equipment	276,185	1.4	302,091	2.0
Extractive	275,812	1.4	94,032	0.6
Wood and wood products, including furniture	250,327	1.3	204,433	1.3
Electric and electronic	225,608	1.1	274,038	1.8
Production of metal goods	173,863	0.9	286,057	1.9
Rubber and plastic	159,462	0.9	115,161	0.7
Other manufacturing industries	11,858	-	11,438	0.1
Subtotal	**8,413,092**	**42.6**	**6,464,411**	**42.0**
Individual				
Consumer loans	3,260,154	16.5	2,504,680	16.2
Residential mortgage loans	415,792	2.1	338,575	2.2
Subtotal	**3,675,946**	**18.6**	**2,843,255**	**18.4**
Residential construction loans	**71,152**	**0.4**	**79,795**	**0.5**
Trade				
Retail	1,653,972	8.4	1,162,955	7.5
Wholesale	774,225	3.9	441,950	2.9
Lodging and catering services	88,337	0.4	83,063	0.5
Subtotal	**2,516,534**	**12.7**	**1,687,968**	**10.9**
Financial service				
Financial companies	770,615	3.9	352,366	2.3
Insurance companies and private pension funds	168,044	0.9	132,436	0.9
Subtotal	**938,659**	**4.8**	**484,802**	**3.2**
Other service				
Post office and telecommunications	495,830	2.5	713,993	4.6
Transportation	493,975	2.5	297,391	1.9
Real estate services	457,911	2.3	363,110	2.4
Construction	245,682	1.2	166,332	1.1
Associative activities	240,467	1.2	126,070	0.8
Health and social services	139,637	0.7	34,881	0.2
Education	101,483	0.5	48,328	0.3
Leisure	44,525	0.2	32,806	0.2
Other	1,073,842	5.6	1,416,329	9.2
Subtotal	**3,293,352**	**16.7**	**3,199,240**	**20.7**
Agriculture, livestock, forestry and fishing	**833,042**	**4.2**	**669,962**	**4.3**
Total	**19,741,777**	**100.0**	**15,429,433**	**100.0**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

	Unibanco Consolidated			
	2001		2000	
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	1,219,504	4.7	682,060	3.1
Chemical and pharmaceutical	981,315	3.8	867,743	3.9
Food, beverages and tobacco	969,493	3.8	914,001	4.1
Paper, paper products, printing and publishing	909,815	3.5	543,868	2.5
Basic metal industries	862,085	3.3	587,024	2.7
Automobile industry	668,957	2.6	934,299	4.2
Petrochemical	532,301	2.1	158,762	0.7
Production of machines and equipment	408,538	1.6	300,083	1.4
Non-metallic minerals	365,076	1.4	118,650	0.5
Textiles, clothing and leather goods	329,049	1.3	399,921	1.8
Extractive	286,629	1.1	109,835	0.5
Electronic and communications equipment	285,268	1.1	301,470	1.4
Wood and wood products, including furniture	270,725	1.0	230,816	1.0
Electric and electronic	230,698	0.9	291,574	1.3
Production of metal goods	181,444	0.7	340,337	1.5
Rubber and plastic	168,500	0.7	133,375	0.6
Other manufacturing industries	12,321	-	14,731	0.1
Subtotal	**8,681,718**	**33.6**	**6,928,549**	**31.3**
Individual				
Consumer loans	4,911,740	19.0	3,421,746	15.4
Credit card	3,415,985	13.2	2,900,391	13.1
Residential mortgage loans	423,684	1.6	416,987	1.9
Lease financing	244,262	0.9	458,469	2.1
Subtotal	**8,995,671**	**34.7**	**7,197,593**	**32.5**
Residential construction loans	**71,152**	**0.3**	**90,084**	**0.4**
Trade				
Retail	1,973,146	7.6	1,546,115	7.0
Wholesale	856,865	3.3	787,212	3.6
Lodging and catering services	96,946	0.4	98,133	0.4
Subtotal	**2,926,957**	**11.3**	**2,431,460**	**11.0**
Financial service				
Financial companies	308,974	1.2	308,761	1.4
Insurance companies and private pension funds	171,414	0.7	128,132	0.6
Subtotal	**480,388**	**1.9**	**436,893**	**2.0**
Other service				
Transportation	741,905	2.9	577,466	2.6
Post office and telecommunications	503,143	1.9	747,311	3.4
Real estate services	501,409	1.9	485,513	2.2
Construction	353,786	1.4	294,372	1.3
Associative activities	260,624	1.0	275,758	1.2
Health and social services	161,404	0.6	182,163	0.8
Education	110,881	0.4	99,631	0.4
Leisure	49,112	0.2	45,291	0.2
Other	1,155,499	4.7	1,622,080	7.4
Subtotal	**3,837,763**	**15.0**	**4,329,585**	**19.5**
Agriculture, livestock, forestry and fishing	**833,042**	**3.2**	**733,701**	**3.3**
Total	**25,826,691**	**100.0**	**22,147,865**	**100.0**

The value of operations and percentage of distribution as of December 31, 2000 (Unibanco and Unibanco Consolidated) were rearranged for better comparison with December 31, 2001.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated	
				2001
Largest clients	**Value**	**% of the total**	**Value**	**% of the total**
10 largest clients	2,409,433	12.2	2,083,761	8.1
50 following clients	4,849,047	24.5	4,699,694	18.2
100 following clients	3,032,910	15.4	2,863,129	11.1
Other clients	9,450,387	47.9	16,180,107	62.6
Total	**19,741,777**	**100.0**	**25,826,691**	**100.0**

(d) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

						Unibanco
						2001
			Past-due credits			
Risk level	**Number of days in arrears of the overdue installments**	**Current credits (1)**	**Overdue installments**	**Falling due installments**	**Total credits**	**Distribution %**
AA	-	9,916,074	-	-	9,916,074	50.2
A	-	3,686,774	-	-	3,686,774	18.7
B	from 15 to 30	2,076,253	24,091	66,140	2,166,484	11.0
C	from 31 to 60	2,309,331	54,146	200,367	2,563,844	13.0
D	from 61 to 90	288,221	67,276	80,300	435,797	2.2
E	from 91 to 120	87,230	54,700	48,981	190,911	1.0
F	from 121 to 150	71,057	27,073	40,566	138,696	0.7
G	from 151 to 180	124,029	32,785	32,104	188,918	1.0
H	more than 180	167,069	181,105	106,105	454,279	2.2
	Total	**18,726,038**	**441,176**	**574,563**	**19,741,777**	**100.0**

						Unibanco
						2000
			Past-due credits			
Risk level	**Number of days in arrears of the overdue installments**	**Current credits (1)**	**Overdue installments**	**Falling due installments**	**Total credits**	**Distribution %**
AA	-	8,197,662	-	-	8,197,662	53.1
A	-	2,835,491	-	-	2,835,491	18.4
B	from 15 to 30	1,588,288	29,854	36,638	1,654,780	10.7
C	from 31 to 60	1,498,064	21,795	66,034	1,585,893	10.3
D	from 61 to 90	258,752	22,578	77,058	358,388	2.3
E	from 91 to 120	30,958	31,143	39,793	101,894	0.7
F	from 121 to 150	63,976	22,984	38,132	125,092	0.8
G	from 151 to 180	91,529	20,305	40,814	152,648	1.0
H	more than 180	119,624	134,130	163,831	417,585	2.7
	Total	**14,684,344**	**282,789**	**462,300**	**15,429,433**	**100.0**

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

						Unibanco Consolidated
						2001
			Past-due credits			
Risk level	Number of days in arrears of the overdue installments	Current credits (1)	Overdue installments	Falling due installments	Total credits	Distribution %
AA	-	10,669,027	-	-	10,669,027	41.3
A	-	7,392,216	-	-	7,392,216	28.6
B	from 15 to 30	2,122,199	274,078	121,507	2,517,784	9.8
C	from 31 to 60	2,375,179	393,864	257,298	3,026,341	11.7
D	from 61 to 90	297,366	203,415	101,809	602,590	2.3
E	from 91 to 120	89,883	183,261	60,613	333,757	1.3
F	from 121 to 150	72,757	153,419	51,969	278,145	1.1
G	from 151 to 180	125,954	146,595	37,524	310,073	1.2
H	more than 180	173,181	380,564	143,013	696,758	2.7
	Total	**23,317,762**	**1,735,196**	**773,733**	**25,826,691**	**100.0**

						Unibanco Consolidated
						2000
			Past-due credits			
Risk level	Number of days in arrears of the overdue installments	Current credits (1)	Overdue installments	Falling due installments	Total credits	Distribution %
AA	-	9,036,324	-	-	9,036,324	40.8
A	-	6,616,486	-	-	6,616,486	29.9
B	from 15 to 30	1,656,276	270,574	249,452	2,176,302	9.8
C	from 31 to 60	1,685,702	209,348	383,010	2,278,060	10.3
D	from 61 to 90	267,563	135,551	130,961	534,075	2.4
E	from 91 to 120	33,090	130,297	77,545	240,932	1.1
F	from 121 to 150	70,461	111,210	65,886	247,557	1.1
G	from 151 to 180	95,218	100,198	60,764	256,180	1.2
H	more than 180	124,815	355,900	281,234	761,949	3.4
	Total	**19,585,935**	**1,313,078**	**1,248,852**	**22,147,865**	**100.0**

(1) Includes 14 days past-due amounts.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(e) Allowance for lending, leasing and other credits losses by risk level:

								Unibanco
					2001			2000
Risk Level	Number of days overdue	% minimum allowance required	Total credits	Total allowance	% effective allowance	Total credits	Total allowance	% effective allowance
AA	-	-	9,916,074	-	-	8,197,662	-	-
A	-	0.5	3,686,774	18,447	0.5	2,835,491	14,177	0.5
B	from 15 to 30	1.0	2,166,484	21,681	1.0	1,654,780	16,547	1.0
C	from 31 to 60	3.0	2,563,844	96,589	3.9	1,585,893	57,616	3.6
D	from 61 to 90	10.0	435,797	76,437	17.6	358,388	68,319	19.1
E	from 91 to 120	30.0	190,911	60,974	31.9	101,894	37,298	36.6
F	from 121 to 150	50.0	138,696	72,051	51.9	125,092	70,180	56.1
G	from 151 to 180	70.0	188,918	134,513	71.2	152,648	111,001	72.7
H	more than 180	100.0	454,279	454,279	100.0	417,585	417,585	100.0
	Total		**19,741,777**	**937,971**		**15,429,433**	**792,723**	
	% of total risk			**4.8%**			**5.1%**	

								Unibanco Consolidated
					2001			2000
Risk Level	Number of days overdue	% minimum allowance required	Total credits	Total allowance	% effective allowance	Total credits	Total allowance	% effective allowance
AA	-	-	10,669,027	-	-	9,036,324	-	-
A	-	0.5	7,392,216	48,699	0.7	6,616,486	47,514	0.7
B	from 15 to 30	1.0	2,517,784	27,495	1.1	2,176,302	25,849	1.2
C	from 31 to 60	3.0	3,026,341	121,995	4.0	2,278,060	93,954	4.1
D	from 61 to 90	10.0	602,590	111,303	18.5	534,075	102,276	19.2
E	from 91 to 120	30.0	333,757	131,025	39.3	240,932	97,815	40.6
F	from 121 to 150	50.0	278,145	162,450	58.4	247,557	151,247	61.1
G	from 151 to 180	70.0	310,073	238,770	77.0	256,180	203,688	79.5
H	more than 180	100.0	696,758	696,758	100.0	761,949	761,949	100.0
	Total		**25,826,691**	**1,538,495**		**22,147,865**	**1,484,292**	
	% of total risk			**6.0%**			**6.7%**	

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients operations or portfolios.

(f) The operations renegotiated in the period with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$733,012 (2000 - R$342,239) in Unibanco and R$1,053,787 (2000 - R$647,449) in Unibanco Consolidated. These operations were recorded in order to keep the risk level assess existing before the renegotiation.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(g) Change in the allowance for lending, leases and other credit losses during the period:

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Balance, beginning of year	**792,723**	**549,221**	**1,484,292**	**971,619**
Balance of acquired companies, merged company	2,937	-	38,399	456,088
Provision for loan losses	784,386	844,624	1,649,727	1,241,642
Prior year adjustments of subsidiary	-	-	-	35,151
Loan charge-offs	(642,075)	(601,122)	(1,633,923)	(1,220,208)
Balance, end of year	**937,971**	**792,723**	**1,538,495**	**1,484,292**
Loan recoveries (1)	**189,356**	**245,714**	**440,452**	**382,610**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

7. **Foreign Exchange Portfolio**

(a) Balance sheet accounts

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Assets - Other credits				
Unsettled exchange purchases	1,517,320	2,398,986	1,517,320	2,541,035
Rights on foreign exchange sold	297,400	670,398	297,400	744,111
(-) Contracted advances in local currency	(49,712)	(149,931)	(49,712)	(151,835)
Income receivable from contracted advances	25,538	33,632	25,538	37,464
Other	3,248	4,289	3,248	9,130
Total	**1,793,794**	**2,957,374**	**1,793,794**	**3,179,905**
Liabilities - Other liabilities				
Unsettled exchange sales	288,685	674,086	288,685	751,331
Obligations for foreign exchange purchased	1,598,221	2,342,395	1,598,221	2,473,559
(-) Advances on exchange contracts	(1,350,199)	(1,996,936)	(1,350,199)	(2,062,126)
Other	4,869	4,561	4,872	4,612
Total	**541,576**	**1,024,106**	**541,579**	**1,167,376**
Off-balance sheet				
Import credits - outstanding	63,775	76,733	73,251	104,646
Confirmed export credits	3,880	3,162	5,391	3,237

(b) Statement of income

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Income from foreign exchange transactions	4,305,940	3,910,873	4,434,180	4,068,124
Expenses from foreign exchange transactions	(3,010,704)	(2,972,282)	(3,123,258)	(3,077,198)
Income from foreign currency financing	1,825,880	503,767	1,833,929	523,660
Income from foreign short-term interbank investments	92,646	28,213	92,718	33,165
Expenses from obligations with foreign bankers	(3,127,576)	(1,426,321)	(3,146,086)	(1,493,594)
Other	25,809	7,812	25,856	2,246
Foreign exchange transactions	**111,995**	**52,062**	**117,339**	**56,403**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

8. Other Credits

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Negotiation and intermediation of securities				
Swap operations - difference receivable	546,839	263,257	444,743	275,715
Debtors - pending settlement	15,316	19,653	83,186	66,791
Financial assets and commodities to liquidate	-	-	18,486	-
Other	60,299	11	72,280	8,093
Total	**622,454**	**282,921**	**618,695**	**350,599**
Short-term	**481,704**	**278,204**	**516,821**	**336,451**
Long-term	**140,750**	**4,717**	**101,874**	**14,148**
Sundry				
Deferred tax (Note 16a)	742,853	486,718	1,554,564	1,370,260
Social contribution carry forward (1)	289,291	289,617	513,559	554,313
Judicial deposits for civil and labor suits	474,078	377,818	804,533	616,546
Notes and credits receivable	209,536	244,920	211,856	269,878
Receivables from sale of assets	50,492	75,086	83,051	85,863
Prepaid taxes	85,154	58,670	435,522	397,293
Salary advances and other	23,983	15,060	36,992	50,558
Government benefit advances	38,582	29,415	38,582	36,427
Receivables from credit card operations	-	-	181,713	160,437
Other	235,260	286,411	569,684	660,240
Total	**2,149,229**	**1,863,715**	**4,430,056**	**4,201,815**
Short-term	**536,198**	**1,098,368**	**1,348,603**	**1,929,849**
Long-term	**1,613,031**	**765,347**	**3,081,453**	**2,271,966**

(1) The social contribution carry forward, related to an option in article 8th of Provisional Measure 2113-29/2001, is being offset in accordance with established fiscal parameters.

9. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances[1] of these branches can be summarized as follows:

	2001		2000	
	US$ thousand	R$	US$ thousand	R$
Current assets	3,283,659	7,619,402	2,389,441	4,672,313
Long-term assets	583,713	1,354,448	949,058	1,855,788
Permanent assets	771	1,789	51,480	100,664
Total assets	**3,868,143**	**8,975,639**	**3,389,979**	**6,628,765**
Current liabilities	2,814,952	6,531,815	2,180,433	4,263,619
Long-term liabilities	556,889	1,292,205	684,582	1,338,631
Deferred income	5	12	1,415	2,767
Branch equity	496,297	1,151,607	523,549	1,023,748
Total liabilities	**3,868,143**	**8,975,639**	**3,389,979**	**6,628,765**
Net income	31,233	72,473	98,728	193,053

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

As a result of the corporate reorganization of the Unibanco Group's companies abroad, mentioned in Note 10g, the Unibanco's Board of Directors approved in a meeting held on October 31, 2001 the distribution of a portion of the retained earnings of the Grand Cayman branch through 1995 in the amount of US$7,469 thousand and, in the meeting held on December 26, 2001, the distribution of the retained earnings for 1998, 1999 and part of the retained earnings for 2000 of the Grand Cayman branch in the amount of US$50,516 thousand, paying through the exchange of shares owned in the foreign companies.

10. Investments in Subsidiary and Associated Companies

Results of investments in subsidiary and associated companies were recorded as "Equity in results of subsidiary and associated companies" in the statement of income in the group "Other operating income (expenses)" and amounted to R$1,114,680 (2000 - R$774,481) in Unibanco and R$7,575 (2000 - R$3,696) in Unibanco Consolidated. The foreign branches and subsidiary companies exchange gains in the amount of R$161,676 (2000 – R$123,514) in Unibanco and R$281,908 (2000 – R$141,209) in Unibanco Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility in 2001, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$430 million. The expense of R$77,954 in Unibanco and Unibanco Consolidated was also recorded in "Other operating income", reducing the exchange gain on foreign investments. The investments in subsidiary and associated companies are detailed in the Appendix to this Note and the following events relate to investments in subsidiary and associated companies in the years ended December 31, 2000 and 2001:

(a) In April 2000, Unibanco concluded the purchase of 100% of the capital of Credibanco and its subsidiaries for R$108,067, plus R$62,803 for goodwill, which is being amortized up to five years, using the straight-line method in accordance with the expected period of benefit. During 2001, R$12,561 (2000 – R$7,327) was amortized and recorded as "Other operating expenses".

As part of the reorganization process, Unibanco and Credibanco signed an "Agreement of Assignment of Rights and Assumption of Obligations", by which Credibanco transferred to Unibanco R$495,268 in assets and R$647,099 in liabilities at face value and the difference was received in cash. Through this agreement, the derivative instrument contracts, guarantees provided to third parties, securities in custody and assets under management were also assigned to Unibanco.

In April 2001, Credibanco merged Cartão Unibanco Ltda.

(b) In September 2000 the joint venture between Unibanco and PT Multimedia.com, controlled by Portugal Telecom (PT) was approved. Through this association, Banco1.net S.A. (Banco1), controlled by Régula Participações S.A. (Régula) was created. In April 2001, Unibanco received from Régula 23,071,433 common shares issued by Banco1 with capital reduction of R$39,679. After this Unibanco sold 1,295,959 shares to third parties, with a gain of R$7,178, recorded as "Non-operating income" and Régula merged into Unibanco Representação e Participações Ltda..

(c) In December 2000, the Brazilian government authorities approved the association between Unibanco, Unibanco Holdings, Caixa Geral de Depósitos (CGD) and Bandeirantes. Through this association, Unibanco acquired a 100% stake in Caixa Brasil Participações S.A. (CBP), the controlling company of Bandeirantes, and CGD received directly and indirectly 12.25% of interest in Unibanco. The transaction generated a goodwill of R$973,226 in Unibanco and R$999,653 in Unibanco Consolidated, which is subject to adjustment based on the agreement between the parties (mainly guarantee of the loan portfolio). The goodwill is being amortized up to 10 years, in accordance with the expected period of benefit, based on an appraisal report issued in the acquisition date. During 2001, R$55,033 was amortized in Unibanco and R$61,697 in Unibanco Consolidated, recorded as "Other operating expenses".

In 2000 and 2001, there was corporate reorganization processes which involved Bandeirantes Group, with the sale of interest in Bandeirantes S.A. Capitalização, in Trevo Seguradora S.A., in Trevo Banorte Seguradora S.A., in Bandeirantes Administradora de Cartões de Crédito e Assessoria Ltda. and the minority interest in Serasa – Centralização de Serviços dos Bancos S.A. to Unibanco's companies which have the same activity. This reorganization generated a gain of R$284,567, which was recognized entirely in the seller companies and as a goodwill in the buyer companies and was considered as unrealized gains in Unibanco, when applicable. It is expected the recognition of gain in Unibanco will be made in line with amortization of goodwill.

During 2001, Bandeirantes S.A. Capitalização was merged into Unibanco Companhia de Capitalização and Trevo Seguradora S.A. and Trevo Banorte Seguradora S.A. were merged into Unibanco AIG Seguros S.A.. Unibanco Leasing S.A. – Arrendamento Mercantil was merged into Bandeirantes S.A. – Arrendamento Mercantil, which changed its name to Unibanco Leasing S.A. – Arrendamento Mercantil.

As part of the reorganization process, Unibanco and Bandeirantes signed an "Agreement of Assignment of Rights and Obligations and Other Understanding", by

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

which Bandeirantes transferred to Unibanco assets and liabilities at their face value in accordance with the "Schedule of Migration" of branches, and the difference was received in cash. Up to December 31, 2001, R$1,598,414 of assets and R$2,103,367 of liabilities were transferred to Unibanco. Through the "Schedule of Migration" the derivative instrument contracts, guarantees provided to third parties and the securities in custody have also been assigned to Unibanco.

(d) In December 2000, Unibanco acquired from Group Icatú the remaining 49.9% of interest in Fininvest and its subsidiaries for R$483,107. As a result, Unibanco now owns 99.759% of Fininvest. The operation generated a goodwill of R$401,196 in Unibanco, which is being amortized up to 10 years, in accordance with the expected period of benefit, based on an appraisal report issued on the acquisition date. During 2001, R$17,872 was amortized and recorded as "Other operating expenses".

(e) In September 2001, Fininvest and Magazine Luiza, a traditional department store chain, established an association through the creation of a new company of credit, financing and investment, through 50% of participation for Fininvest and 50% for Magazine Luiza. The amount of investment in Fininvest was R$42,530. The operation generated a goodwill of R$31,842, will be amortized as from 2002, up to 10 years, in accordance with the expected period of benefit.

(f) In October 2001, Unibanco signed an Association Agreement with Globex, controlling company of Ponto Frio retail chain, whereby, Unibanco acquired 50% of interest in Investcred for R$110,805. The operation generated a goodwill of R$58,873, which is being amortized up to 10 years, in accordance with the expected period of benefit. During 2001 R$981 was amortized and recorded as "Other operating expenses".

(g) In December 2001 there was a corporate reorganization of the foreign investments, in which Unibanco had a direct and an indirect participation. Unipart Participações Internacionais Ltd. (Unipart Internacional) was created and capitalized at the book value of investments transferred by the former controlling company. The principal companies transferred to Unipart Internacional were:

- 100% of Unibanco Cayman Bank Ltd., subsidiary of Unibanco Participações Internacionais Ltda. (current name of Tahoma Participações Ltda.);
- 75.5% of Unicorp Bank & Trust Ltd.; 99.999% of Unibanco União de Bancos Brasileiros (Luxembourg) S.A. and Interbanco S.A. and 100% of UBB Holding Company, Inc., controlling company of Unibanco Securities Inc., subsidiary companies of Unibanco; and
- 100% of Banco Bandeirantes Grand Cayman Inc., subsidiary company of Bandeirantes.

11. Resources from Securities Issued

Resources from securities issued are represented by mortgage notes and debentures issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the savings deposits index, plus average interest of 10.20% per annum, and are payable up to September 12, 2003.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(b) Euronotes

		Unibanco		Unibanco Consolidated	
Maturity (1)	**Currency**	**2001**	**2000**	**2001**	**2000**
Less than 3 months	US$	581,987	84,848	118,202	30,551
	EUR	6,382	176	6,382	93
		588,369	**85,024**	**124,584**	**30,644**
From 3 to 12 months	US$	1,331,021	1,100,378	901,661	840,744
	EUR	68,729	126,805	68,729	208,089
	ITL	3,126	3,406	3,054	3,377
		1,402,876	**1,230,589**	**973,444**	**1,052,210**
From 1 to 3 years	US$	1,034,283	1,024,368	631,919	541,668
	ITL	217,189	197,741	215,749	197,207
		1,251,472	**1,222,109**	**847,668**	**738,875**
From 3 to 5 years	US$	**150,310**	**50,567**	**3,831**	**217,715**
From 5 to 15 years	US$	**11,598**	**9,685**	**18,459**	**15,467**
Total		**3,404,625**	**2,597,974**	**1,967,986**	**2,054,911**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at December 31, 2001 was 9.29% per annum in Unibanco and 7.92% per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$796,259 (2000 - R$813,137) in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to July 11, 2005, with interest at rates between 1.87% and 3.50% per annum.

(d) The other issues totaled R$130,332 (2000 - R$59,698) in Unibanco and R$54,959 (2000 - R$59,698) in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 8.30% per annum.

12. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

13. Other Liabilities - Sundry

	Unibanco		Unibanco Consolidated	
	2001	**2000**	**2001**	**2000**
Provision for labor and civil litigation	279,788	278,154	601,490	584,707
Provisions for personnel and administrative expenses	112,823	85,236	188,979	185,378
Amounts payable to associated company	214,641	-	-	-
Payable for official agreement	84,569	60,156	87,696	187,356
Payable related to insurance	-	-	159,995	107,470
Payable to merchants - credit card	-	-	1,543,440	1,503,317
Other	550,812	236,009	484,252	444,181
Total	**1,242,633**	**659,555**	**3,065,852**	**3,012,409**
Short-term	**863,200**	**352,711**	**2,422,436**	**2,255,304**
Long-term	**379,433**	**306,844**	**643,416**	**757,105**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

14. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision in 2000 and 2001 were as follows:

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Balance, beginning of year	**567,310**	**521,040**	**1,303,717**	**876,599**
Provisions for acquired companies	5,206	-	-	372,185
Provision charged	167,251	203,242	363,322	381,640
Payments	(91,087)	(148,972)	(164,476)	(159,194)
Reversal of provisions (Note 23b)	-	(8,000)	(30,779)	(167,513)
Balance, end of year	**648,680**	**567,310**	**1,471,784**	**1,303,717**

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit, including those relating to the constitutionality of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

Unibanco and its subsidiaries filed other actions and claims on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes related claims

Shareholders' claims. Certain former minority shareholders of Bandeirantes have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

Tax and general litigation. There are also several lawsuits in which Bandeirantes is a party in the normal course of business. Management believes that an unfavorable outcome in any or all of the lawsuits will not have a material adverse effect on the business of Bandeirantes, since the amounts are fully recorded, being included in the Unibanco Consolidated balances.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

15. Stockholders' Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2001	2000
	Outstanding shares	Treasury stock	Total	Total
Common	75,568,744,349	-	75,568,744,349	75,568,744,349
Preferred	63,019,467,863	2,297,621,106	65,317,088,969	65,084,425,585
	138,588,212,212	**2,297,621,106**	**140,885,833,318**	**140,653,169,934**

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units*, and is traded in the international market.

On December 11, 2000 as a result of the association with CGD and Bandeirantes (Note 10c), an agreement for exchange of shares was made related to:

(i) shares of CBP, controlling company of Bandeirantes; and

(ii) shares of minority shareholders of Bandeirantes.

The shares exchange was approved in the following Extraordinary Shareholders' Meetings of Unibanco:

(i) CBP – on December 27, 2000, when the capital of Unibanco was increased by R$1,043,771, through the issue of 17,229,843,587 shares without par value, being 10,471,843,587 common shares and 6,758,000,000 preferred shares; and

(ii) minority shareholders of Bandeirantes – on December 28, 2000, when the capital of Unibanco was increased by R$18,403, through the issue of 303,762,675 shares without par value, being 184,618,926 common shares and 119,143,749 preferred shares.

On October 31, 2001 the Extraordinary Shareholders Meeting approved the "Spin-off and Up stream Merger Enrollment of Notice of Purposes", signed on October 15, 2001 between Holdings, Unibanco and Banco Bandeirantes de Investimentos S.A. (BBI) and related "Amendment to the Enrollment", whereby the spin-off of BBI was decided with incorporation of the equity of BBI part by Unibanco and part by Holdings, with the consequent extinguishment of BBI. The equity incorporated by Unibanco, resulted in a capital increase of R$2,321, represented by 232,663,384 new preferred shares without par value. The meeting also approved a capital increase of R$302,007 using revenue reserves, without change in the number of shares. Both capital increases are subject to the approval of the Brazilian Central Bank.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 23, 2001, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001, in the total amount of R$152,208, representing R$1.0368 per 1,000 common shares and R$1.1405 per 1,000 preferred shares. The payment of the dividends was made as from July 31, 2001.

For each *Unit* there were dividends of R$2.1831 per 1,000 of Units attributed, R$1.0426 from Holdings and R$1.1405 from Unibanco.

For each GDS there were dividends of R$1.09155 attributed.

On January 22, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001 in the amount of R$170,985 representing R$1.1801 per 1,000 common shares and R$1.2981 per 1,000 preferred shares. The payment of the dividends was made as from January 31, 2002.

For each *Unit* there were dividends of R$2.4874 per 1,000, of Units attributed, R$1.1893 from Holdings and R$1.2981 from Unibanco.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

For each GDS there were dividends of R$1.2437 attributed.

Calculation of the dividends	2001	2000
Net income for the year	971,941	739,153
Less: Legal reserve (5%)	48,597	36,957
Prior year adjustments	4,152	11,832
Calculation basis	**919,192**	**690,364**
Mandatory dividend (35%)	**321,717**	**241,627**

Dividends and interest on own capital proposed/ paid	2001	2000
Interest on own capital paid as from July 31, 2000 (gross amount R$154,496)	-	131,322
Dividends paid as from January 31, 2001	-	132,607
Dividends paid as from July 31, 2001	152,208	-
Dividends paid as from January 31, 2002	170,985	-
Total dividends and interest on own capital	**323,193**	**263,929**
% Distributed	35.16%	38.23%

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

(i) Through the "Share Exchange Agreement" signed on August 31, 2001, Unibanco assigned and transferred to Holdings 24,397,249 Class B preferred shares issued by Holdings and acquired through a prior repurchase program in the form of *Units*, and Holdings assigned and transferred to Unibanco the same quantity of preferred shares issued by Unibanco. The shares exchanged were recorded in Unibanco and in Holdings as treasury stocks.

(ii) The Board of Directors of Unibanco and Holdings in the meeting held on September 20, 2001 authorized, for a period of three months, the acquisition at market prices of up to 220,948,544 *Unibanco's common* shares, 4,597,425,824 Unibanco's preferred shares, and 4,236,225,772 Holding's Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction. The acquisition can be made through the acquisition of shares, *Units* or GDS.

On December 27, 2001, through the meeting of the Board of Directors, the buy-back program was renewed with the following limits: up to 257,364,326 Unibanco's common shares and up to 3,177,019,267 Unibanco's preferred shares, and up to 3,438,618,826 Holdings' Class B preferred shares.

Up to December 31, 2001, 153,200,000 Unibanco's preferred shares, 46,500,000 *Units*, and 1,702,500 GDS issued by both Unibanco and Holdings were repurchased. Through of "Share Exchange Agreement", Unibanco assigned and transferred to Holdings 897,750,000 Class B preferred shares issued by Holdings, acquired in the form of *Units* and GDS and Holdings assigned and transferred to Unibanco 897,750,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 1,948,700,000 preferred shares at an average price of R$37.10 as treasury stocks. The minimum and maximum acquisition prices were R$34.87 and R$55.91, respectively.

(iii) The market value of treasury stocks at December 31, 2001, based on *Units* price at December 28, 2001 in the São Paulo Stock Exchange was R$116,007.

(e) Earnings per share

Earnings per 1,000 shares for the year ended December 31, 2001 are R$6.95, considering the average outstanding shares in the period, or R$7.01, considering the outstanding shares as of December 31, 2001.

Earnings per 1,000 shares, presented in the Income Statement for the year ended December 31, 2000 were calculated excluding shares issued on December 27 and 28, 2000.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

16. Income Tax and Social Contribution

(a) Deferred tax assets

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Provisions not currently deductible, mainly allowance for loan losses	737,106	465,363	1,309,964	587,078
Tax benefit on reorganization of insurance holdings	-	-	29,817	45,862
Tax loss and negative basis of social contribution carry-forward	-	21,355	345,581	160,369
Deferred tax related to the change in criteria for calculating allowance for loan losses	-	-	-	11,952
Balance of acquired/merged companies	5,747	-	4,408	564,999
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(3,212)	(141,550)	(69,333)
Net deferred tax assets	**742,853**	**483,506**	**1,548,220**	**1,300,927**
Total assets	**742,853**	**486,718**	**1,554,564**	**1,370,260**
Total liabilities	**-**	**3,212**	**6,344**	**69,333**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized in 2000 were R$231,048 in Unibanco and, in 2001, R$130,243 (2000 – R$231,048) in Unibanco Consolidated .

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 3 years in Unibanco and up to 5 years in Unibanco Consolidated

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Income before income tax and social contribution, net of profit sharing	734,359	739,153	1,091,042	1,042,299
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(249,682)	(251,312)	(370,954)	(354,382)
Adjustments to derive effective tax rate:				
.Equity in the results of subsidiary and associated companies	378,991	263,324	2,576	1,257
.Exchange gain on foreign branches and subsidiary companies	54,970	42,505	95,849	50,930
.Exempt foreign subsidiaries income	-	-	90,420	41,858
.Interest on own capital paid	-	52,529	6,411	65,486
.Interest on own capital received	(23,967)	(24,932)	-	-
.Deferred tax assets from prior years recognized in this year (not recognized)	112,928	(152,107)	135,673	(106,674)
.Effect of change in social contribution rate from 12% to 9%	-	-	-	(636)
.Effect of change in rates on deferred social contribution	-	-	-	(3,673)
.Permanent differences (net)	(35,658)	69,993	28,350	81,406
Income tax and social contribution for the year	**237,582**	**-**	**(11,675)**	**(224,428)**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

17. Commitments and Guarantees

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Co-obligation and risks for guarantees provided	4,137,960	3,500,575	4,156,772	3,729,212
Assets under management (mainly mutual investment funds)	19,869,441	18,264,682	20,397,669	20,466,831
Lease commitments	42,279	39,868	42,279	45,660

18. Related-Party Transactions (Unibanco)

	2001	2000
Assets		
Cash and due from banks	-	1
Interbank investments	1,470,578	419,569
Marketable securities	2,550,393	1,707,246
Interbank accounts	148,802	113,497
Lending operations	481,001	77,024
Other credits		
. Income receivable		
Dividends and interest on own capital	132,913	41,970
. Negotiation and intermediation of securities	152,260	20,826
. Sundry	4,384	6,992
Liabilities		
Deposits	1,780,053	2,565,017
Securities sold under repurchase agreements	108,538	124,623
Resources from securities issued		
. Securities abroad	1,765,022	930,881
Interbank accounts	19,191	5,364
Borrowings	196,833	57,266
Other liabilities		
. Negotiation and intermediation of securities	5,199	22,574
. Sundry	576,862	32,603
Revenues		
Lending operations	65,359	41,088
Marketable securities	164,177	163,640
Services rendered	108,251	103,533
Other operating income	185	150
Expenses		
Deposits and securities sold	402,040	429,840
Savings deposits	-	535
Foreign exchange transactions	761	830
Borrowings and onlendings	21,939	7,514
Other administrative expenses	56,242	53,431
Other operating expenses	3,299	48,145

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of the contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, capitalization plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the market value of the buildings according to the lease contracts.

19. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank's Financial Committee and by closely monitoring positions.

(a) Financial instruments recorded in the financial statements compared to market values at December 31, 2001 are as follows:

	Unibanco		Unibanco Consolidated	
	Book value	Market value	Book value	Market value
Assets				
Interbank deposits	3,066,904	3,070,050	1,671,792	1,674,890
Marketable securities	13,093,218	13,213,673	15,354,836	15,515,785
Lending operations	17,199,715	17,167,805	21,500,427	21,433,033
Derivatives, net	442,422	434,493	259,914	253,098
Liabilities				
Interbank deposits	478,282	477,361	158,213	157,438
Time deposits	10,605,213	10,609,995	11,636,910	11,641,694
Mortgage notes	461,262	460,961	477,870	477,570
Resources from securities issued abroad	4,331,216	4,357,354	2,819,204	2,849,328
Treasury stocks	86,768	116,007	86,768	116,007

The market value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The market value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the year, for similar operations.

The market value of resources from securities issued abroad was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar operations.

The market value of treasury stocks was based on *Units* price at December 31, 2001 in the São Paulo Stock Exchange.

The market value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(b) The current notional values of off-balance sheet financial instruments at December 31 are as follows:

	Unibanco				Unibanco Consolidated			
	2001		2000		2001		2000	
	Current notional value	Net exposure	Current notional value	Net exposure	Current notional value	Net exposure	Current notional value	Net exposure
Futures contracts								
Purchase commitments								
Currencies	1,136,419	-	264,465	264,465	1,136,419	-	264,465	264,465
Interest rates	-	-	877,904	-	13,736	-	877,904	-
Exchange coupon	2,138,797	-	400,712	-	2,186,338	-	400,712	-
Sale commitments								
Currencies	2,077,338	940,919	-	-	2,084,051	947,632	-	-
Interest rates	3,179,211	3,179,211	2,597,471	1,719,567	3,494,634	3,480,898	2,597,471	1,719,567
Exchange coupon	2,454,487	315,690	1,425,440	1,024,728	2,720,247	533,909	1,425,440	1,024,728
Term contracts								
Assets position								
Interest rates	1,205,416	-	1,976,982	-	1,814,883	-	1,976,982	-
Liabilities position								
Interest rates	1,227,367	21,951	1,988,553	11,571	1,845,397	30,514	1,988,553	11,571
***Swap* contracts**								
Assets position								
Currencies	306,493	-	663,676	-	773,282	-	1,199,572	-
Interbank interest rate	6,710,697	5,064,452	19,924,871	4,081,849	6,561,377	4,430,885	21,357,618	3,487,620
Fixed interest rate	1,465,145	-	15,448,988	-	1,406,441	-	16,963,052	-
Other	1,901,937	983,549	1,222,517	166,506	1,946,830	1,008,791	1,408,287	271,603
Liabilities position								
Currencies	4,700,365	4,393,872	2,859,685	2,196,009	3,968,925	3,195,643	2,989,455	1,789,883
Interbank interest rate	1,646,245	-	15,843,022	-	2,130,492	-	17,869,998	-
Fixed interest rate	2,654,901	1,189,756	17,562,614	2,113,626	3,360,046	1,953,605	19,011,165	2,048,113
Other	918,388	-	1,056,011	-	938,039	-	1,136,684	-
Option contracts								
Purchase commitments								
Currencies	-	-	19,300	19,300	-	-	19,300	19,300
Shares	1,375	1,375	1,174	-	1,375	1,375	1,174	-
Sale commitments								
Shares	-	-	104,270	103,096	-	-	104,270	103,096

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet financial instruments.

The amounts of term contracts payable are R$21,951 (2000 – R$11,571) in Unibanco and R$30,514 (2000 – R$11,571) in Unibanco Consolidated and are recorded in "Other liabilities - Negotiation and intermediation of securities".

The amounts of receivables under the swap contracts are R$546,839 (2000 - R$263,257) in Unibanco and R$444,743 (2000 - R$275,715) in Unibanco Consolidated and the amounts of payables are R$82,466 (2000 - R$324,537) in Unibanco and R$154,315 (2000 - R$354,488) in Unibanco Consolidated and are recorded in "Other receivables" and "Other liabilities", respectively, in "Negotiation and intermediation of securities."

The premiums paid to acquire option contracts totaled in 2000 - R$1,041 in Unibanco and Unibanco Consolidated and are recorded in "Marketable securities - Option premiums".

The premiums received from written swap option contracts totaled in 2001 - R$40 in Unibanco and Unibanco Consolidated, and are recorded in "Other liabilities - Negotiation and intermediation of securities".

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(c) The maturities of financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Futures contracts				
Up to 90 days	5,809,546	3,089,923	5,945,831	3,089,923
Between 91 days and 180 days	1,705,688	1,065,500	1,705,688	1,065,500
Between 181 days and 360 days	3,197,985	1,071,140	3,553,988	1,071,140
More than 1 year	273,033	339,429	414,429	339,429
Term contracts				
Up to 90 days	162,969	-	250,424	-
Between 91 days and 180 days	151,744	-	360,700	-
Between 181 days and 360 days	135,880	1,782,092	202,634	1,782,092
More than 1 year	752,754	191,278	905,476	191,278
Swap contracts				
Up to 90 days	2,513,243	13,470,623	3,207,599	15,546,483
Between 91 days and 180 days	2,056,490	19,754,510	2,566,151	21,765,998
Between 181 days and 360 days	2,759,932	3,111,544	3,006,184	3,457,947
More than 1 year	2,510,989	660,119	3,071,051	944,305
Option contracts				
Up to 90 days	-	19,300	-	19,300
Between 181 days and 360 days	-	104,270	-	104,270
More than 1 year	1,375	1,174	1,375	1,174

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the movements in market conditions could influence written options.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

20. Statement of Cash Flows

	Unibanco	Unibanco Consolidated
		2001
Operating activities		
Net income	971,941	971,941
Provision for devaluation of marketable securities	21,611	22,880
Provision for loan losses	784,386	1,649,727
Technical provisions for insurance, capitalization and retirement plans	-	530,445
Deferred tax assets	(253,600)	(242,885)
Reversal of foreclosed assets provision	(22,982)	(23,863)
Loss on sale of foreclosed assets and fixed assets	28,615	48,072
Amortization of goodwill (negative goodwill) on subsidiaries acquired	77,657	75,751
Equity in results of subsidiary and associated companies	(1,114,680)	(7,575)
Exchange gain on foreign investments	12,088	-
Gain on sale of investment	(7,190)	(8,551)
Provision for losses on investments	483	4,238
Depreciation and amortization	164,107	312,134
Minority interest	-	107,426
Changes in assets and liabilities		
Decrease in interbank investments	1,015,003	2,438,935
Increase in marketable securities	(3,039,939)	(2,467,217)
Increase in Central Bank compulsory deposits	(367,939)	(99,243)
Net change in interbank and interdepartmental accounts	(149,194)	(148,278)
Increase in lending operations	(5,385,779)	(6,028,986)
Decrease in leasing operations	38	152,173
Increase in leased assets (operating leasing)	-	(2,055)
Decrease in other credits and other assets	741,248	981,103
Decrease in other liabilities	(30,409)	(803,341)
Decrease in deferred income	(5,151)	(13,017)
Net cash used in operating activities	**(6,559,686)**	**(2,550,186)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	1,274,524	-
Proceeds from sale of foreclosed assets	42,037	89,584
Purchase of/capital increase on investments in subsidiary and companies	(642,700)	(14,667)
Goodwill on acquisition of subsidiary companies	(59,235)	(100,522)
Proceeds from sale of / capital decrease in subsidiary and associated companies	141,699	37,096
Purchase of other investments	(13,174)	(37,889)
Proceeds from sale of other investments	-	4,157
Purchase of fixed assets	(190,733)	(270,417)
Proceeds from sale of fixed assets	21,468	90,576
Deferred charges	(211,891)	(323,607)
Minority interest	-	(2,676)
Net cash provided by (used in) investing activities	**361,995**	**(528,365)**
Financing activities		
Increase in deposits	6,239,050	5,581,445
Decrease in securities sold under repurchase agreements	(2,263,376)	(2,135,550)
Increase (decrease) in resources from securities issued	940,299	(1,131,342)
Increase in borrowings and onlending in Brazil – Governmental agencies	2,177,207	1,587,753
Purchase of own stocks	(82,601)	(82,601)
Dividends paid	(276,306)	(276,306)
Net cash provided by financing activities	**6,734,273**	**3,543,399**
Net increase in cash and due from banks	**536,582**	**464,848**
Cash and due from banks at the beginning of the year	301,129	528,391
Cash and due from banks at the end of the year	837,711	993,239
Net increase in cash and due from banks	**536,582**	**464,848**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

21. Subsidiary Companies Information

(a) The balance sheets[1] at December 31, of the most important financial entities and their subsidiaries in Brazil are as follows:

	2001		2000	
	Bandeirantes and subsidiary companies	Dibens and subsidiary companies	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Assets				
Current and long-term assets	**1,299,736**	**1,759,552**	**4,021,941**	**1,093,088**
Cash and due from banks	146	3,231	122,353	2,203
Interbank investments	40,700	4,348	420,167	203
Marketable securities	364,124	493,600	498,366	205,228
Interbank and interdepartmental accounts	15,040	3,842	314,637	3,813
Lending and leasing operations	-	1,051,396	1,477,105	718,087
Other credits and other assets	879,726	203,135	1,189,313	163,554
Permanent assets	***122,521***	***48,091***	***275,430***	***42,831***
Total	**1,422,257**	**1,807,643**	**4,297,371**	**1,135,919**
Liabilities				
Current and long-term liabilities	**973,189**	**1,665,249**	**4,032,016**	**1,009,661**
Deposits	395,942	822,416	2,380,911	449,355
Securities sold under repurchase agreements	-	258,865	6,992	126,425
Resources from securities issued	236,459	321,586	261,526	271,067
Interbank and interdepartmental accounts	4	37,180	59,005	10,628
Borrowings and onlending in Brazil – Governmental agencies	3,127	125,317	599,933	90,686
Other liabilities	337,657	99,885	723,649	61,500
Deferred income	**-**	**-**	**1,240**	**15**
Minority interest	**983**	**1**	**22,434**	**1**
Stockholders' equity	**448,085**	**142,393**	**241,681**	**126,242**
Total	**1,422,257**	**1,807,643**	**4,297,371**	**1,135,919**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(b) The combined balance sheet[(1)] at December 31, 2001 of the foreign branches and subsidiaries, is summarized below and includes principally the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., Unicorp Bank & Trust (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

	2001	2000
Assets		
Current and long-term assets	**9,939,425**	**7,977,114**
Cash and due from banks	115,604	82,383
Interbank investments	1,365,244	563,698
Marketable securities	5,714,818	4,925,254
Interbank accounts	57,520	42,582
Lending and leasing operations	2,528,003	2,133,926
Other credits and other assets	158,236	229,271
Permanent assets	**21,532**	**19,464**
Total	**9,960,957**	**7,996,578**
Liabilities		
Current and long-term liabilities	**7,607,474**	**6,268,833**
Deposits	1,679,440	1,113,112
Securities sold under repurchase agreements	506,445	498,402
Resources from securities issued	2,486,893	2,587,429
Interbank accounts	6,747	3,809
Borrowings	2,834,047	1,996,913
Other liabilities	93,902	69,168
Deferred income	**6,940**	**9,866**
Minority interest	**38,625**	**31,476**
Stockholders' equity	**2,307,918**	**1,686,403**
Total	**9,960,957**	**7,996,578**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(c) The combined balance sheet[1] at December 31, 2001 of the insurance, private pension and retirement plans is summarized below (Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Unibanco Companhia de Capitalização):

	2001	2000
Assets		
Current and long-term assets	**3,702,997**	**3,139,605**
Cash and due from banks	9,395	9,069
Marketable securities	3,009,744	2,520,705
Other credits and other assets	683,858	609,831
Permanent assets	**386,256**	**396,664**
Total	**4,089,253**	**3,536,269**
Liabilities		
Current and long-term liabilities	**2,825,334**	**2,473,683**
Borrowings	-	983
Other liabilities	482,744	372,168
Technical provisions for insurance, capitalization and retirement plans	2,342,590	2,100,532
Minority interest	**417**	**1,102**
Stockholders' equity	**1,263,502**	**1,061,484**
Total	**4,089,253**	**3,536,269**

[1] Without elimination between intercompany balances from Unibanco Conglomerate.

(d) The combined balance sheet[1] at December 31, 2001 of the credit card companies, including the jointly controlled companies, is summarized below: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais (33.333%) and Redecard S.A. (31.943%):

	2001	2000
Assets		
Current and long-term assets	**2,596,853**	**2,163,721**
Cash and due from banks	10,350	33,998
Interbank investments	8,181	-
Marketable securities	373,152	184,003
Interbank and interdepartmental accounts	13,265	-
Lending operations	1,616,336	1,421,497
Other credits and other assets	575,569	524,223
Permanent assets	**286,739**	**163,343**
Total	**2,883,592**	**2,327,064**
Liabilities		
Current and long-term liabilities	**2,463,237**	**1,987,843**
Deposits	419,818	-
Borrowings	149,960	228,408
Resources from securities issued	239,045	-
Interbank and interdepartmental accounts	247	-
Other liabilities	1,654,167	1,759,435
Deferred income	**-**	**15,084**
Stockholders' equity	**420,355**	**324,137**
Total	**2,883,592**	**2,327,064**

[1] Without elimination between intercompany balances from Unibanco Conglomerate.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(e) The balance sheet[1] at December 31, 2001 of the companies which carry out consumer credit operation, is summarized below and includes principally the accounts of Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and FMX S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

	2001	2000
Assets		
Current and long-term assets	**2,336,956**	**1,465,198**
Cash and due from banks	4,032	7,573
Interbank investments	229,938	182,682
Marketable securities	202,445	36,408
Interbank accounts	7,668	-
Lending operations	1,644,587	1,098,390
Other credits and other assets	248,286	140,145
Permanent assets	**134,378**	**62,640**
Total	**2,471,334**	**1,527,838**
Liabilities		
Current and long-term liabilities	**2,219,705**	**1,348,874**
Deposits	1,543,083	957,513
Interbank accounts	135	-
Borrowings	152,459	28,865
Other liabilities	524,028	362,496
Deferred income	**98**	**15,084**
Minority interest	**98**	**476**
Stockholders' equity	**251,433**	**163,404**
Total	**2,471,334**	**1,527,838**

[1] Without elimination between intercompany balances from Unibanco Conglomerate.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

22. Employees Benefits

Resolution 371/2000, issued by the Brazilian Securities and Exchange Commission (CVM), approved a new regulation prepared jointly by the IBRACON - Brazilian Institute of Independent Auditors and the CVM, which must be followed by public companies in recording employee benefits. The adoption of the new regulation, did not produce impacts on Unibanco's and on Unibanco Consolidated financial position. The main benefits given by Unibanco to its employees are:

(a) Free Benefits Generation Program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9% and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity .

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

In 2001, the contribution was R$277 (2000 - R$2,247) in Unibanco and R$2,521 (2000 - R$2,679) in Unibanco Consolidated.

(b) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 2001, there was no stock option to be exercised.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

23. Other Information

(a) "Other liabilities - accounts payable for purchase of assets", relate mainly to the obligation assumed through the acquisition of Nacional's customer portfolio, in the amount of R$140,543 (2000 – R$254,046) in Unibanco and R$140,543 (2000 – R$254,380) in Unibanco Consolidated, paid semiannually up to November 2002.

(b) "Other operating income" totaled R$151,609 (2000 – R$197,853) in Unibanco and R$401,369 (2000 – R$398,624) in Unibanco Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation, in the net amount of R$83,722 (2000 – R$123,514) in Unibanco and R$203,954 (2000 – R$141,209) in Unibanco Consolidated (see Note 10), interest on judicial deposits in the amount of R$28,653 (2000 - R$22,935) in Unibanco and R$42,879 (2000 – R$22,935) in Unibanco Consolidated and tax contingency reversals in the amount of R$8,000 (2000) in Unibanco and R$30,779 (2000 - R$167,513) in Unibanco Consolidated, based on the favorable opinion of legal counsel.

(c) "Other operating expenses" totaled R$355,755 (2000 – R$357,732) in Unibanco and R$503,865 (2000 – R$370,328) in Unibanco Consolidated and includes mainly provisions for contingencies involving legal actions brought against the Bank, principally labor claims, in the amount of R$101,582 (2000 - R$153,509) in Unibanco and R$180,620 (2000 – R$178,955) in Unibanco Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$86,555 in Unibanco and R$84,702 in Unibanco Consolidated.

(d) "Non-operating income, net" in 2000 in Unibanco and Unibanco Consolidated included substantially R$188,444 of gain obtained from the association which out sourced Unibanco's telecommunications network; R$95,377 gain on sale of the total interest in Quatro/A Telemarketing & Centrais de Atendimento S.A.; R$26,614 gain on exchange of investment in Zip.net S.A. with PT Multimedia – Serviços de Telecomunicações e Multimedia, SGPS, S.A. and R$7,213 gain on the sale of 30% interest in Volkswagen Leasing S.A. – Arrendamento Mercantil.

(e) Assets leased to third parties, in the amount of R$1,634,630 (2000 - R$2,052,517), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,248,023 (2000 - R$1,614,338) the residual value received in advance from these lessees amounts to R$924,439 (2000 - R$1,224,336).

(f) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2001, the insurance coverage on properties and other assets in use totaled R$509,499 (2000 - R$371,029) in Unibanco and R$1,056,804 (2000 - R$841,366) in Unibanco Consolidated.

(g) Assets leased from third parties are being amortized through 2004. Expenses incurred on leasing operations totaled R$52,660 (2000 - R$39,868) in Unibanco and R$52,804 (2000 - R$43,933) in Unibanco Consolidated. If the leasing agreements were recorded as financing purchase, the leased assets at original cost, restated and depreciated would be R$40,235 (2000 – R$22,720) in Unibanco and R$41,307 (2000 – R$23,829) in Unibanco Consolidated and the debt recorded as liabilities would be R$42,129 (2000 – R$48,283) in Unibanco and R$42,379 (2000 – R$49,016) in Unibanco Consolidated.

24. Change in Classification and Valuation of Marketable Securities and Derivative Financial Instruments

The Brazilian Central Bank established new rules to record and valuation of marketable securities and derivative financial instruments, effective June 30, 2002.

(i) Marketable securities

According to the Brazilian Central Bank Circular 3068 issued on November 8, 2001, the securities must be classified as follows: a) trading securities; b) securities available for sale; and c) securities held to maturity.

Securities classified as trading and available for sale must be carried at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, if related to trading securities or as a specific component of stockholders' equity, net of applicable taxes, if related to securities available for sale. Securities held to maturity must be recorded at acquisition cost, plus accrued interest, which will be recorded in revenue for the period.

(ii) Derivative financial instruments

According to the Brazilian Central Bank Circular 3082 issued on January 30, 2002, the derivative financial instruments must be recorded at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, although a specific practice must be observed for derivative instruments used for hedging.

The derivative financial instruments must be classified as: a) market risk hedge, and b) cash flow hedge. The derivative financial instruments designated as hedge, and the respective item subject to the hedge, must be adjusted at their fair value and the unrealized gain or loss must be recorded as revenue or expense for the period, if designated as market risk hedge, and in a specific component of stockholders' equity, net of applicable taxes, if designated as cash flow hedge.

The management is presently assessing the impact of the application of these new criteria on financial position of Unibanco.

(Convenience translation into English from the original previously issued in Portuguese)
INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES - (Appendix to Note 10)
Amounts expressed in thousands of Reais

	Number of shares or quotas		Percentage holding (%)		Adjusted	Adjusted	Equity in results adjustments				Investments value			
				Unibanco	Stockholders'	net income	Unibanco		Unibanco Consolidated		Unibanco		Unibanco Consolidated	
	Commons	Preferred	Unibanco	Consolidated	equity	(loss)	2001	2000	2001	2000	2001	2000	2001	2000
Subsidiary companies														
Unibanco Representação e Participações Ltda.	613,349,683	-	99,854	99,854	1,312,060	330,896	330,433	420,794	-	-	1,310,148	1,816,701	-	-
Unipart Participações Internacionais Ltd. (Note 10g)	1,322,400	-	90,844	100,000	1,024,822	42,497	40,127	(8)	-	-	930,993	19,199	-	-
BUS Holdings S.A.	388,680	-	37,987	37,987	578,265	30,981	13,449	(509)	(3,864)	-	219,666	212,586	10,070	-
Caixa Brasil Participações S.A. (1)	123,304,050,478	-	100,000	100,000	442,838	303,033	242,117	26,919	-	-	249,504	102,212	-	-
Banco Credibanco S.A.	211,861,478	198,846,054	98,883	98,883	302,501	82,543	81,680	90,505	-	-	299,123	135,769	-	-
Banco Fininvest S.A. (16)	3,931	1,028	99,799	99,799	198,425	50,199	50,219	13,483	-	-	198,026	163,347	-	-
Banco Dibens S.A.	2,992,963,154	-	51,000	51,000	142,394	28,052	14,307	4,970	-	-	72,621	64,383	-	-
Unibanco Leasing S.A. - Arrendamento Mercantil (2)	253,368	-	99,999	99,999	101,330	(4,497)	(4,497)	56,693	-	-	101,329	194,969	-	-
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99,999	100,000	51,899	4,411	5,992	30,313	-	-	51,899	70,407	-	-
Banco Lnet S.A. (Note 10b) and (16)	21,775,476	-	64,690	64,690	48,097	(12,595)	(6,365)	-	-	-	31,114	-	-	-
Unibanco Securities Ltd. (16)	17,770,000	-	100,000	100,000	27,426	(475)	(475)	(84)	-	-	27,426	23,513	-	-
Unibanco Asset Management - Banco de Investimento S.A.	1,468,400	1,160,041	89,500	89,500	18,287	30,463	27,574	20,994	-	-	16,367	14,968	-	-
Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda.	1,500,000	-	99,999	100,000	9,440	489	524	169	-	-	9,440	1,694	-	-
Unibanco Companhia Hipotecária	3,999,997	-	99,999	99,999	4,585	683	683	784	-	-	4,585	8,130	-	-
Unibanco Participações Internacionais Ltda. (Note 10g)	9,117	-	99,989	100,000	104	271,648	271,650	72,087	-	-	104	212,969	-	-
Banco Bandeirantes de Investimentos S.A. (4)	-	-	-	-	-	-	98	-	-	-	-	-	-	-
Régula Participações S.A. (Note 10b)	-	-	-	-	-	-	380	4,316	-	-	-	157,497	-	-
Credibanco S.A. Distribuidora de Títulos e Valores Mobiliários (5)	-	-	-	-	-	-	101	294	-	-	-	7,121	-	-
Others	-	-	-	-	-	-	1,699	1,258	-	-	21,787	-	-	-
Main Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (a)														
Unibanco AIG Seguros S.A. (6) and (16)	336,204,312	183,878,703	-	49,692	1,111,912	139,511	-	-	-	-	-	-	-	-
Unibanco Companhia de Capitalização (16)	1,109,167	-	-	99,968	151,590	53,749	-	-	-	-	-	-	-	-
Unibanco AIG Previdência S.A. (7) and (16)	465,403	-	-	100,000	85,378	23,256	-	-	-	-	-	-	-	-
Unibanco AIG Saúde Seguradora S.A. (8) and (16)	20,000,000	-	-	100,000	22,941	2,912	-	-	-	-	-	-	-	-
Unibanco Empreendimentos e Participações Ltda.	195,611,880	-	-	100,000	193,443	19,187	-	-	-	-	-	-	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100,000	129,502	(15,881)	-	-	-	-	-	-	-	-
BWU Representação e Participações Ltda. (16)	34,455,334	89,583,866	-	60,000	46,126	(15,962)	-	-	-	-	-	-	-	-
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	-	99,991	33,541	23,860	-	-	-	-	-	-	-	-
Main Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (a) and (Note 10g)														
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100,000	560,104	216,250	-	-	-	-	-	-	-	-
Unicorp Bank & Trust Ltd. (16)	525,000	3,250,000	-	75,500	157,645	28,394	19,632	18,583	-	-	-	96,998	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A. (16)	199,999	-	-	99,999	126,015	13,938	13,061	11,976	-	-	-	94,448	-	-
Banco Bandeirantes Grand Cayman, Inc. (16)	6,000	-	-	100,000	64,647	(7,744)	-	-	-	-	-	-	-	-
Interbanco S.A. (16)	18,999,793	-	-	99,999	37,852	7,884	9,263	2,699	-	-	-	34,903	-	-
UBB Holding Company, Inc. (16)	100	-	-	100,000	4,561	(51)	320	(1,035)	-	-	-	3,887	-	-
Caixa Brasil Participações S.A.'s direct and indirect subsidiary companies														
Banco Bandeirantes S.A. (1) and (15)	78,728,068,140	68,155,559,063	1,89	100,000	448,085	215,687	2,830	519	-	-	4,732	1,902	-	-

(Convenience translation into English from the original previously issued in Portuguese)

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES - (Appendix to Note 10)

In thousands of Reais

	Number of shares or quotas		Percentage holding (%)		Adjusted	Adjusted net income	Equity in results adjustments				Investments value			
				Unibanco	Stockholders'	income	Unibanco		Unibanco Consolidated			Unibanco	Unibanco Consolidated	
	Common	Preferred	Unibanco	Consolidated	equity	(loss)	2001	2000	2001	2000	2001	2000	2001	2000
Jointly controlled companies (a)														
Credicard S.A.- Administradora de Cartões de Crédito (16)	12,937,771	-	-	33.333	293,742	397,670	-	-	-	-	-	-	-	-
Serasa - Centralização de Serviços dos Bancos S.A. (9) and (16)	360,890	348,855	-	19.045	148,099	24,414	-	-	-	-	-	-	-	-
Banco Investcred S.A. (Note 10e) and (16)	95,290	-	50.000	50.000	106,016	2,150	1,075	-	-	-	53,008	-	-	-
Tecnologia Bancária S.A. (9) and (16)	762,277,905	-	-	21.432	100,322	22,849	-	-	-	-	-	-	-	-
Redecard S.A. (16)	199,990	400,000	-	31.943	62,426	97,523	-	-	-	-	-	-	-	-
Cibrasec - Companhia Brasileira de Securitização (16)	7,500	-	12.499	12.499	35,388	9,041	1,130	246	-	-	4,423	3,120	-	-
Interchange Serviços S.A. (16)	74,999,999,998	-	-	25.000	26,378	7,258	-	-	-	-	-	-	-	-
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (Note	35,615	35,615	-	50.000	21,370	1,103								
Unibanco Rodobens Administradora de Consórcios Ltda. (16)	3,298,500	-	-	50.000	3,006	(2,057)	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	(2,327)	(1,485)	-	-	25	2,979	-	-
Associated companies														
AIG Brasil Companhia de Seguros (16)	54,213,933	-	-	49.999	71,749	22,444	-	-	11,472	1,714	-	-	35,874	38,517
Unibanco AIG Warranty Ltda. (10) and (16)	199,999	-	-	49.999	6,029	5,629	-	-	2,815	-	-	-	3,015	-
Oceânica Hospital Sistemas de Administração S.A. (9), (11) and (16)	4,066,799	-	-	49.999	715	(4,075)	-	-	(2,038)	-	-	-	357	-
E-Platform Venture Partners Empreendimentos e Participações S.A. (9) and (16)	-	433	-	10.954	2,333	(80)	-	-	(8)	(219)	-	-	255	264
American Home do Brasil S.A. (12)	-	-	-	-	-	-	-	-	-	1,362	-	-	-	11,238
AIG Life Companhia de Seguros (13)	-	-	-	-	-	-	-	-	-	157	-	-	-	2,348
Unibanco AIG Saúde Sistemas de Administração Ltda. (11)	-	-	-	-	-	-	-	-	(802)	(1,983)	-	-	-	2,463
Volkswagen Leasing S.A. - Arrendamento Mercantil (14)	-	-	-	-	-	-	-	-	-	2,665	-	-	-	-
Amortization of goodwill on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	803	814
Total							**1,114,680**	**774,481**	**7,575**	**3,696**	**3,606,320**	**3,443,702**	**50,374**	**55,644**

(a) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized and the unrealized gain calculated in December 2000 and 2001 on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill (see Note 10c).

(2) Adjusted net income of 2001 include net income up to May 2001 of the merged company. Equity in results and the investment shown in 2001 are from the merged company (see Note 10c).

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

(4) Acquired company by Unibanco, in August 2001, from Banco Bandeirantes S.A. and merged later on, after split-up in October 2001.

(5) Company merged into Unibanco Distribuidora de Titulos e Valores Mobiliários S.A..

(6) Current denomination of Unibanco Seguros S.A..

(7) Current denomination of Unibanco AIG S.A. - Seguros e Previdência.

(8) Company created in June 2001.

(9) Equity in results adjustments based on the financial statements of November 2001.

(10) Acquired investment in December 2001, by Unibanco Representação e Participação Ltda, being the equity in results adjustments calculated on financial statements of October 2001.

(11) The company was merged into Oceânica Hospital Sistema de Administração Ltda. in July 2001, after a spin-off.

(12) In March 2001, the AIG Brasil Companhia de Seguros was merged into American Home do Brasil S.A., which changed its denomination to AIG Brasil Companhia de Seguros.

(13) Company merged into American Home do Brasil S.A..

(14) Company sold in September 2000.

(15) In July 2001, Bandeirantes Corretora de Câmbio e Valores Mobiliários S.A. and Bandeirantes Distribuidora de Titulos e Valores Mobiliários S.A. were merged into Banco Bandeirantes S.A..

(16) Companies audited by other independent auditors.